UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 28, 2017.

Proposal of the Management

of CPFL Energia S.A.

INDEX
I – To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2016	3

II – To approve the proposal of allocation of net income for the fiscal year ended December 31, 2016 and the distribution of dividends	4

III – To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws	5

IV – To elect the members of the Board of Directors and the members of the Fiscal Council	5

V - To establish the overall compensation to be paid to the Company’s management and members of the Fiscal Council for the period of May 2017 to April	7

VI – To rectify and ratify the overall compensation of the Company’s management approved for the period of May 2016 and April 2017 in the Annual and Extraordinary General Meeting of 2016	9

VII – To approve the amendment and the general consolidation of the Company’s Bylaws	9

VIII - Clarifications	12

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

ANNUAL AND EXTRAORDINARY GENERAL MEETING

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Annual and Extraordinary Meeting (“GM” or “General Meeting”) to be held on April 28, 2017, as follows:

I. To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2016.

The Financial Statements and the Management Report of CPFL Energia were approved by the Company's Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu - prior to the favorable manifestation of the Board of Directors, obtained at the 317th Board of Directors Meeting, held on 22 of March 2017, and to the issuance of the opinion of the Fiscal Council rendered [on the same date], and were therefore considered fit for submission to the General Meeting.

The Board of Directors recommends to the Company’ Shareholders that they carefully examine the Financial Statements and the Management Report and, if necessary, clarify their doubts in advance, in order to decide on their approval.

The Management proposes to the Shareholders the approval of the Management Report, the managements' accounts, and the Company's Individual and Consolidated Financial Statements, together with the Independent Auditor’s report for the fiscal year ended December 31, 2016.

The Financial Statements, the Management Report, the Independent Auditor’s Report and the Fiscal Council's Report for the year 2016 were prepared as provided for in items I to V of article 9 of CVM Instruction 481, are available to Shareholders (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission - SEC (www.sec.gov) and were published in the "Valor Econômico" newspaper and in the Official Gazette of the State of São Paulo, on 28th of March 2017, pursuant to article 133 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporation Law").

Annex I to this Proposal, as provided for in item III of article 9 of CVM Instruction 481, contains the Officers’ Comments on the Company's financial situation, with the purpose of providing a reflexive analysis, from the perspective of its Managers, so that its evaluation is as consistent as possible and is available, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (BM&FBOVESPA) (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

II. To approve the proposal of allocation of net income for the fiscal year ended December 31, 2016 and the distribution of dividends.

In the year ended December 31, 2016, net income ascertained was nine hundred million, eight hundred and eighty four thousand, seven hundred and fifty reais and fifty-nine cents (R$ 900,884,750.59), plus the following amounts: (i) twenty-five million, seven hundred seventy-eight thousand, two hundred seventy-six reais and forty-three centavos (R$25,778,276.43) related to the reversal of comprehensive income; (ii) three million, one hundred forty-four thousand, two hundred ninety-three reais and forty-three centavos (R$3,144,293.43) related to the reversal of time-barred dividends. Resulting in the final amount for allocation of nine hundred twenty-nine million, eight hundred and seven thousand, three hundred and twenty reais and forty-five centavos (R$929,807,320.45).

The Company's Management submits to the GM the allocation of the remaining accrued profit, after adjustments, as provided in paragraph 2 of article 27 of the Company's Bylaws, recommending:

  Allocation to legal reserve in the amount of forty five million, forty four thousand, two hundred and thirty seven reais and fifty three cents (R$ 45,044,237.53);

  Allocation to statutory reserve (Reserve for Adjustment of Financial Assets of Concession) in the amount of one hundred and seventeen million, four hundred seventy seven thousand and six hundred eighty nine reais and thirty four cents (R$117,477,689.34);

  Allocation to statutory reserve (Working Capital Improvement Reserve) in the amount of five hundred and forty five million, five hundred and five thousand and three hundred and ninety three reais and fifty eight cents (R$545,505,393.58); and

  Compulsory minimum dividend in the amount of two hundred twenty one million and seven hundred eighty thousand reais (R$ 221,780,000.00).

The allocation of the profits proposed herein is duly reflected in the Company's Financial Statements, which were widely disclosed, under the terms of current legislation.

Please note that the information required by "Appendix 9-1-II" of CVM Instruction 481, is available for the Shareholders’ consultation in Annex II of this Proposal, in addition to being available, as of this date, at the Company's (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), BM & FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

III. To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws

Pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No.01/2017 – which establishes general guidelines on the procedures to be observed by publicly-held companies, including preparations for the General Meeting, the definition of the number of members of the Board of Directors should be subject to resolution  when the bylaws provide for a minimum and maximum number of members.

As set forth in article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least seven (07) and at most nine (09) members, all of them with a unified term of office of one (01) year, reelection being permitted.

It is worth emphasizing that the Company is listed on the New Market of BM&FBOVESPA and, under the terms of the New Market Listing Regulation, at least twenty percent (20%) of the members of the Board of Directors shall be Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Brazilian Corporation Law being also considered as independent.

Thus, the Company’s Management proposes the election of seven (07) members to compose the Board of Directors, two (02) of them being an Independent Board Member.

IV. To elect the members of the Board of Directors and the Fiscal Council

•         Board of Directors

The current members and their respective alternates of the Company's Board of Directors were elected at the extraordinary general meeting held on February 16, 2017, with the mandate until the Company's annual general meeting that approves the accounts for the fiscal year ended December 31, 2016, pursuant to article 150, § 3 of Brazilian Corporation Law.

Due to the termination of the term of office of the members of the Company’s Board of Directors, pursuant to article 140 of Brazilian Corporate Law, the general meeting have the authority to elect the members of the Company’s Board of Directors.

The Company’s Management indicate the following candidates for the mandate of 2017/2018:

1. Yuhai Hu
2. Daobiao Chen
3. Yang Qu
4. Yumeng Zhao
5. Andre Dorf
6. Antonio Kandir (Independent Board Member) 7. Marcelo Amaral Moraes (Independent Board Member)

The appointed members may be elected by majority vote or by multiple vote. The adoption of multiple vote shall occur if shareholders representing at least 5% (five percent) of the Company's capital stock requires. For the Board composed of seven (7) members and considering the presence of shares representing the totality of the share capital in the General Meeting, at least 127,239,344 votes are required (each share being attributed 7 (seven) votes, pursuant to article 141 of the Brazilian Corporation Law) for the election of a member of the Company's board of directors.

In relation to the election of members of non-controlling shareholders, it should be pointed out that at the meeting held on April 11, 2006, the CVM Collegiate Body resolved to maintain the interpretation of article 141, §5, of the Brazilian Corporation Law at the meeting held on November 8, 2005 (CVM Process RJ/2005/5664), that, in cases in which the company only issued shares with voting rights, will have the right to elect and remove a member and his alternate from the Board of Directors, in a separate vote at the general meeting, excluding the controlling shareholder, the majority of the holders holding at least 10% of the total voting shares.

•         Fiscal Council

Pursuant to article 26 of the Company's bylaws, the Fiscal Council shall be composed of three (3) to five (5) effective members and an equal number of alternates, with the mandate until the annual general meeting following the election.

The Company's Management indicates the following candidates for the 2017/2018 term:

Acting Members	Deputy Members
Yuehui Pan	Chenggang Liu
Ran Zhang	Jia Jia
Ricardo Florence dos Santos	Reginaldo Ferreira Alexandre

Pursuant to CVM Instruction 481, candidates may be nominated for the positions of representatives of minority shareholders of the Company's Fiscal Council, by means of a public proxy request. Information on potential candidates will be made available at the Company's headquarters, on its website (www.cpfl.com.br/ri), and on the CVM website (www.cvm.gov.br).

Please note that the information required in article 10 of CVM Instruction 481, regarding the candidates nominated to compose the Board of Directors and the Fiscal Council are in Annex III of the Proposal, also being available, from this date, at the headquarters (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission Exchange Commission - SEC (www.sec.gov).

V. To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2017 to April 2018

The Company's Management proposes to the General Meeting’s approval the overall compensation of the members of the Board of Directors and of the Executive Board, for the period from May 2017 to April 2018, in the amount of up to twenty-two million, five hundred and thirty-nine thousand, nine hundred and sixty-eight reais and thirty-one cents (R$22,539,968.31) including benefits and charges.

Of the total amount of remuneration proposed to the Company's Managers, six hundred and six thousand, five hundred and sixty-five reais and forty-four cents (R$606,565.44) is allocated to the fixed remuneration of the Board of Directors and the maximum amount of twenty-one million, nine hundred and thirty-three thousand, four hundred and two reais and eighty-seven cents (R$21,933.402,87) to the fixed and variable remuneration of the Board of Executive Officers.

The proposal of the total amount of remuneration for the members of the Board of Directors at approximately seventy-two point six percent (72.6%) below the amount approved for the fiscal year of 2016, which was in the total amount of R$ 2,212,701.76 (two million, two hundred and twelve thousand, seven hundred and one reais and seventy six cents) is justified by the fact that only the independent member will be remunerated.

The members of the Board of Directors receive fixed monthly fees, regardless of the number of meetings they participate in the month and do not receive any additional remuneration for their participation in Committees or Advisory Committees of the Board of Directors. The deputy members of the Board of Directors do not receive any fees, except when they substitute a Board Member to which they are entailed.

The proposal of the overall compensation of the members of the Board of Executive Officers at approximately thirteen point seven percent (13.7%) below the amount approved for the fiscal year of 2016, which was in the total amount of R $ 25,406,852.83 (twenty-five million, four hundred and six thousand, eight hundred and fifty-two reais and eighty-three centavos) is justified by the fact that the election of the actual CEO.

The Executive Officers of CPFL Energia who occupy seats in the Board of Directors of companies controlled by the Company, waive the receipt of fees, receiving remuneration only in those in which they exercise the role of Executive Officers.

The fees of the Board of Executive Officers are in line with the values practiced in the market and are defined based on market research done by specialized consultancies.

The Company's Management also proposes that the General Meeting approve the annual amount of the remuneration of the members of the Fiscal Council in the amount of two hundred and four thousand, five reais and twenty-three cents  (R$ 204,005.23), for the period from May 2017 to April 2018.

Pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law, the GM shall fix the fees of the Fiscal Council in an amount not lower than ten percent (10%) of the remuneration that, on average, is attributed to each Executive Officer, for this purpose the benefits, the representation funds and the profit sharing are not considered.

The proposal of the overall compensation of the members of the Fiscal Council at approximately seventy nine percent (79%) below the amount approved for the fiscal year of 2016, which was in the total amount of R$ 970,679.19 (nine hundred and seventy thousand, six hundred and seventy-nine reais and nineteen centavos) by the fact that only the independent member will be remunerated.

It should be noted that only the acting members of the Fiscal Council are remunerated, with the same rules as the Board of Directors being applied to the deputies, that is, the alternate does not receive any fees, except when it replaces the member to which it is entailed.

Please note that the proposal for the remuneration of the Managers and the Fiscal Council was prepared based on market values and was previously submitted to the appreciation of the Company's Personnel Management Committee (Comitê de Gestão de Pessoas).

The information related to the remuneration of the Company's Management and Fiscal Council, in compliance with the provisions of article 12 of CVM Instruction 481, are included in Annex IV of this Proposal and are available at the Company's headquarters on its website (www.cpfl. As well as on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

VI. To rectify and ratify the overall compensation of the Company’s management approved for the period of May 2016 and April 2017 in the Annual and Extraordinary General Meeting of 2016

For the 2016 fiscal year, the Annual and Extraordinary General Meeting held on April 29, 2016 approved the overall compensation of the Company's Management up to R$ 27,619,554.59 (twenty-seven million, six hundred and nineteen Thousand, five hundred and fifty-four reais and fifty-nine cents). However, due to the payment of severance amounts arising from the discharge of the Company's statutory executive officers' employment contract, the amount of three million, eight hundred and forty-five thousand, twenty-seven reais and nine cents (R$ 3,845,027.09 ) was paid in addition to the amount established by the meeting.

Accordingly, the Board of Directors proposes to rectify and ratify the amount of the overall compensation of the company's management for the fiscal year 2016, the amount being changed to Thirty-one million, four hundred and sixty-four thousand, five hundred and eighty-one reais and sixty-eight cents (R$ 31,464,581.68 ).

VII. To approve the amendment and the general consolidation of the Company’s Bylaws

The Company’s Board of Directors proposes to amend the Company’s Bylaws, in order to:

(i)           to amend item “b” of article 2 to exclude from the Company's corporate purpose the render services related to telecommunications and data transmission services;

(ii)          amend the sole paragraph of article 10 to reflect termination of the Company's Shareholders Agreement and provide for majority approval;

(iii)         exclude paragraph 2 of article 14 to reflect the termination of the Company's Shareholders Agreement;

(iv)        amend article 15 to modify the minimum number of members of the Company's Board of Directors;

(v)         amend paragraph 1 of article 15 to determine the number of independent members of the Company’s Board of Directors, as well as to exclude the reference to the definition of independent board member defined in the New Market Regulation;

(vi)         amend paragraph 2 of article 15 to exclude the provisions regarding the rounding off the number of independent board members and define the concept of independent board members;

(vii)       amend article 16 to reflect the termination of the Company's Shareholders Agreement;

(viii)      amend item "a" of article 17 to establish the competence of the Board of Directors to approve the election of the members of the Board of Directors and Board of Executive Officers in the direct and indirect subsidiaries and/or associates of the Company;

(ix)        amend the items "i", "k", "m", "n" and "s" of article 17 to define new thresholds;

(x)         amend paragraph 1 of article 17 to make an editorial adjustment;

(xi)        amend paragraph 2 of article 17 to allow the Meeting of the Board of Directors to be convened by the Vice-Chairman;

(xii)       amend article 18 to change the number of members of the Board of Executive Officers, create the position of Deputy Chief Executive Officer and modify the nomenclature of some of the positions of the Board of Executive Officers;

(xiii)      include the new item "b" in article 18 to define the responsibilities of the Deputy Chief Executive Officer;

(xiv)      amend the old item "c" of article 18 to reflect the exclusion of the rendering services related telecommunications services and transmission of data of the Company's corporate purpose;

(xv)       amend the old item "e" of article 18 to reflect the exclusion of the rendering services related telecommunication services and data transmission, as well as to include new responsibilities to the respective Officer to reflect the organizational

(xvi)      amend the old item "f" of article 18 to reflect changes in the Company's organizational structure;

(xvii)     amend the old item "g" of article 18 to reflect the changes in the Company's organizational structure;

(xviii)    amend article 20 to confer powers on the Board of Directors to appoint the substitute to the position of Chief Executive Officer in case of vacancy;

(xix)      amend paragraph 1 of article 20 to confer powers on the chairman of the Board of Directors to indicate among the members of the Board of Executive Officers the replacement for the Chief Executive Officer in his temporary impediments;

(xx)       amend item “e” article 21 to define new thresholds;

(xxi)      amend article 26 to establish an exact number for the composition of the Fiscal Council;

(xxii)     include the new paragraph 1 to article 26 to establish that at least one member of the Fiscal Council shall be independent;

(xxiii)    exclude article 46 to reflect the termination of the Company's Shareholders Agreement;

(xxiv)   amend article 47 to reflect the termination of the Company's Shareholders Agreement; and

(xxv)    renumber all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above.

The Board of Directors proposes to consolidate the Company's Bylaws, in accordance with the changes proposed above.

In compliance with article 11 of CVM Instruction 481, Annex V of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. In addition, for the easy reference and better visualization and contextualization of the proposed amendments, Annex V also contains the marked and clean versions of the Bylaws consolidating all the proposed changes. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

VIII. Clarifications

All documents related to the proposals for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (Www.bmfbovespa.com.br) and the SEC (www.sec.gov).

In view of the Company's adoption of the distance voting procedure, the Company hereby informs that this Proposal also includes, pursuant to Annex VI, the Distance Voting Report referred to in articles 21-h and following of CVM Instruction 481. The referred annex is available for the Shareholders consultation, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on CVM websites (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the US Securities and Exchange Commission (SEC) (www.sec.gov).

In addition to the information contained in this Proposal and the Exhibits hereto, the shareholders of CPFL Energia may resolve any doubts by means of a direct contact with the Board of Relationship with Investors, via e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which are already at your disposal to promptly serve you when required.

Yours faithfully,

Yuhai Hu

Chairman of the Board of Directors

ANNEX I

10.  Comments of Executive Officers

10.1 Comment on:

The consolidated financial statements for the years of 2016, 2015 and 2014 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a) General Financial and Asset conditions

•         2016

The year 2016 was marked by great changes to CPFL Energia. After a three-month transition period, Andre Dorf took over as the Group´s CEO on July 1st, replacing Wilson Ferreira Junior, with the challenge of leading the new growth phase and make sure that processes and systems are increasingly simpler and more efficient, in order to make the Company more agile, so that we continue to face the challenges and seize the opportunities for growth and value creation.

On October 31, CPFL Energia resumed the process of consolidation of the sector with the conclusion of the acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), which is now called RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), a distribution company that serves approximately 1.3 million clients in 118 cities in the state of Rio Grande do Sul. With this step, CPFL Energia increased its scale and footprint in the state of Rio Grande do Sul, serving 382 cities and reaching a market share of 65%. In Brazil, CPFL Energia now enjoy a market share of over 14% of the distribution segment, serving around 9 million clients through 9 concessionaires in the Southern and Southeastern regions. CPFL took charge of the RGE Sul’s management on November 1st, and its plans include investments of around R$ 1 billion in the period 2017-2019, aiming to implement CPFL standards in services and to comply with the improvement plan set by ANEEL.

Still in 2016, in early July, CPFL Energia was informed by one of its controlling shareholders, Camargo Corrêa S.A., that the latter had received and accepted a proposal from the State Grid Corporation of China (“State Grid”) to acquire its interest in the Company´s controlling block for R$25.00 per share. On September 2, the final share purchase agreement (SPA) was entered into between State Grid and Camargo Corrêa. In sequence, the proposal was extended to other controlling shareholders, which decided, over the course of September, to join Camargo Corrêa and sell their interest.

The transaction had all applicable approvals and was concluded in January 23, 2017, when State Grid Brazil became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in the indirect change of the control of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), and in accordance with applicable regulation, State Grid Brazil will perform tender offers for the remaining outstanding common shares of CPFL Energia and CPFL Renováveis. According to the Material Facts released by both companies on February 23, 2017, State Grid has filed the Unified Offer documentation with CVM, on February 22, 2017; the registration is now under analysis by CVM.

In the midst of these changes, CPFL Energia followed its growth path. In 2016, new renewable energy projects went into operation: in May, it was the turn of SHPP Mata Velha, with 24 MW of installed capacity, while the Campo dos Ventos and São Benedito Wind Complexes had a gradual start-up during the year, being concluded in December, totaling 231 MW of installed capacity.

Still in generation segment, with regard to the hydrological risk (GSF), renegotiation of the Baesa power plant (Energética Barra Grande Energia) was concluded, protecting the plant from 100% of the effects of GSF until the end of its regulated agreements. This generated a gain of R$ 5 million in interest in subsidiaries, associates and joint ventures in 2016. The remaining power plants had already renegotiated in 2015. The strategy of renegotiating this risk is aimed at returning the predictability and stability of cash flows to hydroelectric generators.

In the distribution segment, the Company continued to suffer from the economic recession, which affected the power consumption in the concession area. Despite the acqusition of RGE Sul as of November, sales in Group CPFL´s concession area contracted 1.0%. Disregarding the effect of the acquisition of RGE Sul, it would be a 3.5% drop, with 0.7%, 3.7% and 7.6% decreases respectively for residential, commercial and industrial segments. Unfavorable macroeconomic scenario also influenced delinquency levels, leading the Company to intensify its collections actions, increasing by more than 50% the number of disconnections, collections efforts and reporting to credit bureaus, among other actions.

In the financial sphere, it is important to notice that the reduction in leverage, which reached the level of 3.21x net debt/EBITDA by the end of 2016, reflecting not only the improved results, but also the consistent monetization of sectoral financial assets throughout the year. In December, group´s distribution companies, including RGE Sul, had accumulated a sectoral financial liability of R$ 891 million, due to tariff adjustments and lower costs with energy purchase and sector charges observed throughout 2016. On the other hand, the acquisition of RGE Sul pressed this indicator.

It should also be noted that six of the nine distribution companies - CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari – are already in the 4th cycle of Tariff Revision, benefiting from the investments made in the previous cycle and the better conditions offered by the new cycle. Regarding tariffs, the green flag was applied during most of the year 2016, which contributed to lower tariffs, after the strong adjustments of 2015.

The overcontracted position of Brazilian distribution companies, a regulatory theme of great importance, was widely discussed among agents in 2016 and many advances have already been obtained. Several measures have been taken in order to mitigate the surpluses and define their involuntary character, such as the treatment of involuntary surplus from quotas, the feasibility of bilateral agreements between generation and distribution companies, the New Energy MCSD (Surplus and Deficit Compensation Mechanism) and changes in the rules for auctions.

Law 13,360/2016 also implemented important changes to the power sector, creating impacts and opportunities for its various business segments. The safety of a solid regulatory framework is essential for the power sector to resume investments and deliver sustainable growth in the long term.

In this moment of transition for the Company and the power sector, the arrival of State Grid strengthens the growth strategy of CPFL Energia, as well as its protagonism in the Brazilian power sector. State Grid brings the confidence that CPFL will reinforce its leadership in distribution, renewable resources and trading in Brazil. State Grid´s solid financial situation strengthens the Group´s credit profile and enhances funding possibilities for new projects and acquisitions. Therefore, we have a business platform prepared to seize new market opportunities.

  2015

The year 2015 proved to be one of the most challenging in CPFL Energia’s history. Nevertheless, if we draw a parallel between the situation faced by the electricity sector at the start of 2015 with the current scenario, the progress made during the course of the year is remarkable.

In the beginning of 2015, the risk of rationing was imminent. With a wet period during which Affluent Natural Energy (ENA) in Brazil’s National Interconnected System (SIN) reached only 71% of the long-term average natural flow (MLT), SIN reservoirs closed April with 35% of their capacity. Recovery of the reservoirs came with an ENA of 113% of MLT during the dry period, combined with load shedding of 1.7% in Brazil in 2015. Now, in early 2016, the Electricity Sector Monitoring Committee (CMSE) calculated the risk of rationing at 0%, which means one less thing that industry players have to worry about.

In the regulatory area, significant progress was made. Energy distributors started the year with the threat of cash imbalances, without being able to rely on funds from the ACR account or the Treasury, which used to subsidize tariffs in the past. However, ANEEL authorized an Extraordinary Tariff Review (RTE), implemented on March 1, 2015, which partially offset the increase in the Parcel A (non-manageable) costs of Distributors. Parcel A was under pressure especially due to the increase in CDE, a sector charge that was significantly hiked at the start of 2015. Another mechanism implemented at the start of the year was dynamic pricing in the form of Tariff Flags, which was a quicker-reaction tool that enabled an additional charge in tariffs to cover the costs of thermal generation and the exposure of distributors to PLD (hydrological risk, ESS and involuntary exposure). Despite all this, the cash gap continued and the CPFL Energia group registered accumulated CVAs of about R$ 1.9 billion at the end of 3Q15, almost equivalent to one year’s cash generation of its energy distributors. In 4Q15, this scenario of accumulation of regulatory assets started being reversed, bringing some relief to the Company's working capital, which closed 2015 with around R$ 1.7 billion in accumulated CVAs.

Though “Tariff Realism”, which allowed readjustments in energy prices, was essential to mitigate cash flow gaps at the distributors, together with the macroeconomic downturn it led to a drop in energy sales, which recorded a consolidated decrease of 4.0% in the year, with 2.0% in residential consumption, 1.0% in commercial consumption and 6.9% in industrial consumption.

The year began with uncertainties surrounding the renewal of distribution concessions, whose terms had not been defined in the Provisional Measure nr. 579/2012, which only dealt with Generation and Transmission projects. During the year, ANEEL addressed the issue by setting the parameters for economic and financial sustainability and quality, which are fundamental to ensure quality customer service. On December 8, 2015, five Distributors that went through this process signed new agreements, which extended their concessions for another 30 years: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.

Other important development in 2015 was the conclusion of the Public Hearing No. 23/2014, which dealt with the Tariff Review methodologies of Distributors. Most of the methodologies were published in 1Q15, such as regulatory WACC and items such as Operating Costs, Other Revenue, Losses, General Procedures and Others. In December, the methodologies for the treatment of Regulatory Remuneration Base were published, thus concluding the process. The first group company to go through the 4th Tariff Review cycle was CPFL Piratininga, whose tariff event occurred on October 23, 2015. The progress achieved with the new conditions enabled CPFL Piratininga to increase by 5.31% its Parcel B (Parcel that remunerates Investment and covers operating costs and Investment costs). The average tariff increase of CPFL Piratininga was 21.11%.

Finally, the renegotiation of hydrological risk (GSF) of hydroelectric generators was another positive development for the sector, achieved during 2015 after four rounds of Public Hearing. Apart from the impact of adverse hydrological conditions, hydroelectric generation started decreasing also due to unforeseen factors beyond the control of hydroelectric power plants, such as thermal dispatch outside the merit order and growth in the reserve energy capacity, basically composed of wind power, a non-dispatchable source. These conditions have been negatively affecting the balance sheets of generators since the end of 2013. Plants were then offered the possibility of paying a premium to renegotiate this risk. CPFL Energia chose to renegotiate its eligible agreements in the Regulated Contracting Environment (ACR), under SP100 modality, protecting 100% of GSF until the end of the agreements. Renegotiation of hydrological risk returns to hydroelectric power generators, predictability and stability of cash flows.

Despite the improvements achieved in 2015, we must highlight the need for further progress on regulatory issues in order to create the incentives for the electricity sector to resume investments.

  2014

In 2014, the electricity sector witnessed another year of volatility and tremendous challenges. Scarce rainfall, among other factors, drove reservoirs to their lowest level ever after the end of the dry season, in November. Consequently, the National Electricity System Operator (ONS) continued to fully use the capacity of thermal plants and the short-term price (PLD) reached a record high, remaining for most of the year at the ceiling of R$822.83/MWh.

In addition to the impact on the cash flow of distributors, the higher PLD also had an adverse impact on demand for energy, since it discouraged a section of industry - which already suffered from the adverse macroeconomic scenario - from producing due to high energy costs. The combination of these effects led to a 3.4% decrease in industrial consumption during the year in the concession area of the eight distributors of the CPFL Energia group. On the other hand, the low voltage network continued to register significant growth in consumption, driven by high temperature early in the year and leading to increases of 7.0% and 7.9% in the residential and commercial segments, respectively, despite the water crisis, which curbed growth in the second half of the year. Consolidated consumption in the concession area increased 2.6% in 2014.

In the regulatory environment, progress was made on many fronts. Public hearing 54/2014 was concluded with the proposal to reduce the price ceiling of PLD to R$388.48/MWh, with the adoption of the Macaé thermal plant as benchmark, while also determining the increase in the PLD floor price to R$30.26/MWh. Moreover, costs of the System Service Fees (ESS) continued to be apportioned among energy consumers.

Discussions regarding the 4th tariff review cycle of distributors advanced with the opening of the second phase of Public Hearing 23/2014, which dealt with items such as Operating Costs, Other Revenues, Losses, General Procedures and others. It is worth noting the advances made by the regulatory agency, such as the proposal for recognition of addition remuneration for Special Obligations of distributors, among other initiatives.

The weighted average cost of capital (WACC) for the 4th tariff review cycle was set at 8.09% and will be implemented for distribution concessionaires with review through December 2017. After said date, the historical series will be restated for companies with reviews as of January 2018, such as RGE and CPFL Paulista, both companies of the CPFL Energia group.

We should also celebrate the approval by the Securities and Exchange Commission of Brazil (“CVM”) in early December of the recognition of assets and liabilities that until 2013 were called “regulatory assets and liabilities” in the financial statements of electricity distributors. This measure, a long-held demand of the sector, will allow the recognition of differences between energy purchase costs and estimated charges in tariffs charged from consumers and the actual costs incurred in the period and which will be transferred to tariffs on the date of the annual adjustment of each distributor. This was only made possible by National Electric Energy Agency (“ANEEL”) approval, on November 25, 2014, through Order no. 4,621, of amendments to concession agreements, including a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified and, consequently, allowed the recording of sectorial financial assets and liabilities.

However, we must highlight the need for further advance in regulatory issues in order to create the incentives for the electricity sector to resume investments.

In the Distribution segment, CPFL Energia closed 2014 with telemetering of all industrial and commercial customers of Group A (high voltage), which total 24,600 localities that no longer require field teams to physically measure consumption for billing. The automated process increases the security of customer data, identifies possible frauds and enables the company to better use the time of its teams.

Conventional generation suffered from the effects of the Generation Scaling Factor (“GSF”), since the full dispatch of thermal power and the reserve energy displaces hydroelectric generation. Therefore, assured energy at plants participating in the Energy Reallocation Mechanism (“MRE”) was not reached, making it necessary for hydroelectric generators who had to meet their contracted energy obligations, to acquire energy. To mitigate volatility at the company’s generation operations and increase cash flow predictability, we recontracted energy from the Serra da Mesa Hydroelectric Plant (“Semesa”) plant in April of 2014, valid through the end of the right to explore this portion of energy by CPFL Geração in 2028.

In the renewable energy segment, the positive highlights were the conclusion of the acquisition of Rosa dos Ventos (which has authorization from ANEEL to explore the Canoa Quebrada and Lagoa do Mato wind farms), the commercial startup of the Atlântica and Macacos I wind farm complexes, which added 198.2 MW to the company’s generation portfolio. Considering also the association with Dobrevê Energia S.A. (“DESA”), which added 277.6 MW to current installed capacity, CPFL Renováveis has installed capacity of 1,769 MW.

The Commercialization segment also posted significant results, driven by the strategy adopted over most of the year: due to the price pressures in the spot market, in the Commercialization area we contracted more energy than our delivery commitments and sold the surplus in the spot market.

b) capital structure:

Capital Structure	2016	2015	2014
Own Capital	41%	42%	40%
Third party capital	59%	58%	60%

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

•         2016

On December 31, 2016, our working capital reflected an excess of current assets over current liabilities of R$2,361 million, a decrease of R$623 million compared to R$2,984 million at December 31, 2015.

The main causes of this decrease were:

•         a decrease of R$2,062 million in Sectorial Financial Assets and Liabilities balances, from an asset position of R$1,464 million in 2015 to a liability position of R$598 million in 2016 (see note 8 to our consolidated financial statements);

•         a net decrease of R$ 469 million in derivative financial instruments;

•         a net increase of R$ 302 million in other payables/receivables.

Those decreases were partially offset by:

•         an increase of R$ 482 million in our cash and cash and equivalents, as explained in item 10.1.h below;

•         an increase of R$ 591 million in Consumers, Concessionaires and Licensees;

•         a decrease in our Trade Payables of i) R$433 million of Suppliers, due mainly to energy acquired (R$ 405 million); and ii) R$486 million in Regulatory Charges, mainly CED Account (R$217 million) and Tariff Flags (R$268 million);

•         a decrease of R$218 million in our short‑term debt balance, which includes loans and financing, debentures and related accrued interest.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2016 (including other long-term contractual obligations):

(1)     Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections.  These future interests are not recorded on our Balance Sheet.

(2)     Estimated future contributions to the post-employment benefit.

(3)     Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year‑end 2016 price.  See “—Background—Prices for Purchased Electricity” and note 36 to our audited annual consolidated financial statements.

(4)     Estimated distribution and transmission system service charges until the end of our concessions.  We have presented this obligation combined with “Electricity Purchase Agreements” until the fiscal year ended December 31, 2014.

(5)     Estimated expenses for the payment of risk premium in connection with renegotiation of hydrological risk.

(6)     The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing of maturing debt.  At December 31, 2016 we had outstanding debt maturing during the following 12 months in the total amount of R$3,423 million;

•     Dividends on a semiannual basis.  We paid R$205 million in dividends in 2016. Such payment exclude dividends paid by our subsidiaries to non-controlling shareholders.

Company and its subsidiaries have financial capacity to afford its current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its  cash needs in a forecast between 18 and 24 months and prioritize  its cash liquidity. The increase in gross debt has the objective to support Group’s business expansion strategy, such as financing of CPFL Renovaveis’ greenfield projects and afford acquisition of RGE Sul.

Despite the increase in our gross debt, Company’s Overall Liquidity ratio has been improved over the past three years. Such ratio was 0.687 in 2016, which represents an increase of 10.9% when compared to 2015 ratio.

  2015

On December 31, 2015, our working capital reflected an excess of current assets over current liabilities of R$2,984 million, an increase of R$1,186 million compared to R$1,798 million at December 31, 2014.

The main causes of this increase were:

•         an increase of R$1,325 million in cash and cash and equivalents as described in item 10.1.h below;

•         an increase of R$924 million in balances of consumers receivables mainly reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers;

•         an increase of R$875 million in net Sector Financial Assets (see note 8 of our consolidated financial statements);

•         an increase of R$604 million in derivative financial instruments;

Those increases were partially offset by:

•         the transfer of R$537 million from concession financial asset account to intangible assets account due to extension of the term of distribution concessions (see note 11 to our consolidated financial statements);

•         an increase of R$787 million in suppliers mainly because of sales to wholesalers (R$507 million) and system service charge of R$204 million;

•         increase of R$808 million in regulatory charges, mainly Energy Development Account (CDE);

•         increase of R$217 million in income taxes; and

•         increase of R$203 million in dividends payable.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2015 (including other long-term contractual obligations):

(1)           Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections. These future interests are not recorded on our Balance Sheet.

(2)           Estimated future contributions to the post-employment benefit.

(3)           Amounts payable under long term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year end 2015 price. See item 10.2.b of this form and note 36 of our consolidated financial statements.

(4)           Estimated expenses related to distribution and transmission system services charges, until the end of the concession periods. Until 2014 we presented the system service charges along with the electricity purchase agreements, and we segregated the amounts in a specific row in 2015.

(5)           Estimated expenses related to the payment of the risk premiums for the coverage of the hydrological risk. See note 28.2 to our consolidated financial statements.

(6)           The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•     Repayment or refinancing maturing debt. At December 31, 2015 we had outstanding debt maturing during the following 12 months in the total amount of R$3,640 million; and

•     Dividends on a semiannual basis. We did not pay dividends in 2015 (R$987 million in dividends paid in 2014). The amount paid in 2014 excludes dividends paid by our controlled subsidiaries to non-controlling shareholders.

  2014

On December 31, 2014, working capital stood at a surplus (current assets exceeding current liabilities) of R$1,798 million, down R$561 million from the R$2,359 million on December 31, 2013.

The main causes of this decrease are:

•         transfer of the balance of debentures in the amount of R$2,007 million from non-current to current given their maturity in the next 12 months, offset by:

•         An increase in accounts receivable driven by R$352 million in CDE funds;

•         an increase in accounts receivable in the amount of R$589 million driven by net financial sector assets; and

•         transfer of the balance of financial concession assets in the amount of R$540 million from non-current to current (this amount is related to the indemnification of 5 distributors with concessions that expire in July 2015).

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2014 (including other long-term contractual obligations):

(1)           Includes payment of interest, including future interest on the projected cash flow based in non-discounted, through projections of indices. These future interests are not recorded in our balance sheet.

(2)           Future contributions estimated for pension plans.

(3)           The amounts payable under long-term electric energy purchase contracts are subject to variations in price and may be renegotiated in certain cases. The table presents the values payable by contracted volumes, using prices applicable at the end of 2014. See note 36 to our consolidated financial statements for more information.

(4)           Power plant construction projects include financial commitments to provide funds for construction and the acquisition of concessions for subsidiaries in the renewable energy segment.

In 2014, our capital requirements are primarily for the following purposes:

•     We made capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing maturing debt. At December 31, 2014 we had outstanding debt maturing during the following 12 months in the total amount of R$3,526 million; and

•     Dividends on a semiannual basis. We paid R$987 million in dividends in 2014 and R$816 million in dividends in 2013.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources come from operating cash generation and financing.

During 2016, subsidiaries of CPFL Energia brought in funding mainly for financing investments in our generation and distribution segment, as well as to reinforce the working capital of the companies.

It has been contracted new financing for investment with the Brazilian Economic and Social Development Bank (“BNDES”) as FINEM / FINAME financing, new funding with financial institutions under foreign borrowing lines and new debenture issues.

CPFL Energia has adopted in recent years, a pre funding strategy regarding its debts. It may either retire the debt due in advance or carry cash to improve its liquidity. CPFL Energia will continue to apply it in 2017 in relation to debt due in 2018.

By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and its exposure to interest rate risk, as well as to maintain its liquidity level and its debt profile trough debt refinancing actions and reduction of costs.

For more information on financing sources utilized by the Company, see line (f) of this item 10.1.

Indebtedness

2016 compared to 2015

Our total indebtedness increased R$311 million, or 1.4%, from December 31, 2015 to December 31, 2016, to R$22,044 million (excluding derivatives) due mainly to:

•         Total debentures issuance of R$1,020 million, of which R$620 million was issued by CPFL Energia and R$400 million by its subsidiary CPFL Brasil, for the main purpose of acquisition of RGE Sul.

•         Debentures issuance of R$ 350 million by CPFL Renováveis e R$ 50 million by CPFL Geração in order to reinforce working capital as well as generation projects investments;

•         New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment,  FINAME, and Financing and Entrepreneurship, FINEM, in the total amount of R$402 million primarily to fulfill the investment plan for our distribution subsidiaries (R$56 million) and our renewable generation subsidiaries (R$332 million), as well as to fulfill required investments for our other services subsidiaries (R$13 million);

•         New borrowings in the amount of R$2,000 million (of which R$1,600 million is U.S. dollar denominated debt) at most of our distribution and generation subsidiaries in order to reinforce working capital and refinance maturing debt.

•         R$ 1,157 million increase of indebtedness due to acquisition of RGE Sul.

The increases listed above were partially offset by repayments of debt during the year in the aggregate amount of R$4,017 million.

In addition, when we include derivatives (assets and liabilities) in indebtedness analysis, there is an increase of approximately R$1,869 million in total indebtedness instead R$311 million. This is due mainly to the significant decrease in derivative assets balance due to the relatively stability of the local currency (real) against dollar in 2016.

2015 compared to 2014

Our total indebtedness increased R$2,583 million, or 13.5%, from December 31, 2014 to December 31, 2015, reaching R$ 21,733 million, mainly as result of:

•         Issuances of debentures in the total amount of R$646 million by CPFL Renováveis in order to reinforce working capital and debt payments and to fulfill required investments for our renewable generation subsidiaries.

•         New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment,  FINAME, and Financing and Entrepreneurship, FINEM, in the total amount of R$921 million primarily to fulfill the investment plan for our  distribution subsidiaries (R$569 million) and other services companies (R$9 million) as well as to fulfill required investments for our renewable generation subsidiaries (R$343 million); and

•         New borrowings in the amount of R$2,968 million (of which R$2,612 million is U.S. dollar denominated debt) at most of our distribution and generation subsidiaries  to reinforce working capital, finance debt payments, refinance maturing debt and fulfill required investments for our subsidiaries.

The increases listed above where partially offset by payment of debentures in the total amount of R$2,021 million by CPFL Energia (R$1,305 million), CPFL Geração (R$272 million), CPFL Piratininga (R$268 million) and WF2 (R$176 million).

Despite the increase of the indebtedness, analyzing the net debt, including derivatives (assets and liabilities), there was a reduction of approximately R$521 million. This is mainly due to the significant increase in derivative assets accounts due to the depreciation of the local currency (real) in 2015.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

In 2017 and 2018, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system of the distribution companies, to undertake new investments in the Generation segment as well as to be prepared for possible consolidation in the sector.

f) indebtedness levels and characteristics of such debts, also describing:

2016

Total debt outstanding at December 31, 2016 (including accrued interest and excluding derivatives) was R$22,044 million. Approximately R$5,502 million of our total outstanding debt, or 25.0%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,422 million of our total outstanding debt is due in 12 months.

2015

Total debt outstanding at December 31, 2015 (including accrued interest and excluding derivatives) was R$21,733 million. Approximately R$6,940 million of our total outstanding debt, or 31.9%, was denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,640 million of our total outstanding debt is due in 12 months.

2014

On December 31, 2014 total indebtedness (including accrued interest) was to R$19,150 million. Of this total, approximately R$3,441 million, or 18.0%, were pegged to the US dollar. The company hires swap operations to reduce exposure to exchange rates resulting from these obligations. In 2014, a total of R$3,526 million of indebtedness matures in the coming 12 months.

i. relevant loan and financing contracts

Main Financing Contracts in 2016 (including accrued interest):

•       BNDES.  At December 31, 2016, we had R$5,471 million outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to:  (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,987 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,387 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$97 million).

•       Debentures.  At December 31, 2016, we had indebtedness of R$9,000 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis.  The terms of these debentures are summarized in note 18 to our audited annual consolidated financial statements.

•       Working capital.  At December 31, 2016, we had R$1,354 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•       Other real‑denominated debt.  As of December 31, 2016, we had R$755 million outstanding under a number of other real‑denominated facilities.  These real-denominated facilities relate to our renewable energy subsidiaries (R$653 million) and our distribution subsidiaries (R$102 million).  They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other foreign currency‑denominated debt.  At December 31, 2016, we had the equivalent of R$5,502 million outstanding under other loans denominated in foreign currency, principally U.S. dollars (US$1,688 million).  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 17, 18 and 35 to our consolidated financial statements.

Main Financing Contracts in 2015 (including accrued interest):

•       BNDES. On December 31, 2015, we had R$5,265 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais and relate to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,577); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,596 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$92 million).

•       Debentures. On December 31, 2015, we had indebtedness of R$7,070 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 18 to our consolidated financial statements.

•       Working capital. On December 31, 2015, we had R$1,622 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•       Other real‑denominated debt. On of December 31, 2015, we had R$857 million outstanding under a number of other real‑denominated facilities. The most significant part of these real-denominated facilities relates to our renewable energy subsidiaries (R$699 million) and our distribution subsidiaries (R$158 million). They are indexed based on the CDI or TJLP and bear interest at different rates.

•       Other U.S. dollar‑denominated debt. At December 31, 2015, we had the equivalent of R$6,940 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 17, 18 and 35 to our consolidated financial statements.

Main Financing Contracts in 2014 (including charges):

•       BNDES. On December 31, 2014, we had an outstanding balance of R$5,331 million from a number of financing lines from the BNDES. These loans are denominated in Brazilian real. The most significant portion of these loans is related to (a) loans to our generation subsidiaries, CPFL Renováveis and CERAN (R$3,974 million) and (b) financing for investment programs by our distributors (R$1,269 million), particularly CPFL Paulista, CPFL Piratininga and RGE and (c) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$88 million).

•       Debentures. On December 31, 2014, the outstanding balance of debentures was R$8,472 million, divided among series issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 18 to our consolidated financial statements.

•       Working Capital. On December 31, 2014, the outstanding balance of working capital loans indexed to the CDI overnight rate for distribution, generation and service subsidiaries came to R$1,803 million.

•       Other Brazilian Real-denominated Debt. On December 31, 2014, the outstanding balance stood at R$105 million, in terms of other lines of credit denominated in Brazilian real.

•       Other U.S. Dollar-denominated debt. On December 31, 2014, the balance of other outstanding dollar-denominated debt came to R$3,441 million. We contract swap operations to reduce our exposure to exchange rates resulting from these obligations. For more details on loans, debentures and derivatives, see notes 17, 18 and 35 to our consolidated financial statements.

ii. other long-term relationships with financial institutions

On the date of this document, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control, as well as if the issue has been in compliance with such restrictions.

Restrictive Covenants

BNDES:

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, Ceran and CPFL Telecom to: (i) not paying dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without after fulfillment of all contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

Maintaining, by these subsidiaries, the following ratios:

•       Net indebtedness divided by EBITDA – maximum of 3.5;

•       Net indebtedness divided by the sum of net indebtedness and Equity – maximum of 0.90.

CPFL Geração

Maintaining, by the indirect subsidiary, the borrowings from the BNDES raised by the indirect subsidiary CERAN establish:

•       Maintaining the debt service coverage ratio at 1.3 during the amortization period;

•       Restrictions on the payment of dividends to the subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior approval of the BNDES.

CPFL Telecom

Maintaining, by the Company, the following ratios:

•       Equity / (Equity + Net Bank Debt) of more than 0.28;

•       Net Bank Debt / Adjusted EBITDA of less than 3.75.

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item):

FINEM I and FINEM VI

•       Maintaining the debt service coverage ratio (cash balance for the prior year + cash generation for the current year) / debt service charge for the current year at 1.2.

•       Own capitalization ratio of 25% or more.

As of December 31, 2016 the indirect subsidiaries SPE Ninho da Águia Energia S.A., SPE Paiol Energia S.A. and SPE Várzea Alegre Energia S.A (subsidiaries of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debts, R$ 87 million, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2016 and on March 7, 2017, the subsidiaries obtained a waiver from BNDES to determine the debt coverage ratio for the second semester of 2016. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

FINEM II and FINEM XVIII

•       Restrictions on the payments of dividends if a debt service coverage ratio of 1.0 or more and a general indebtedness ratio of 0.8 or less are not achieved.

FINEM III

•       Maintaining Equity/(Equity + Net Bank Debt) ratio of more than 0.28, determined in the Company's annual consolidated financial statements;

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM V

•       Maintaining the debt service coverage ratio at 1.2;

•       Maintaining the own capitalization ratio at 30% or more.

FINEM VII, FINEM X and FINEM XXIII

•       Maintaining the annual debt service coverage ratio at 1.2;

•       Distribution of dividends limited to the Total Liabilities/ ex-Dividend Equity ratio of less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•       Maintaining the Debt Service Coverage Ratio at 1.3 or more.

FINEM XXVI

•       Maintaining the Debt Service Coverage Ratio of the SPEs at 1.3 or more during the effective period of the agreement;

•       Maintaining the consolidated Debt Service Coverage Ratio at 1.3, or more, determined in the annual consolidated financial statements of the subsidiary Turbina 16 (“T-16”).

FINEM XI and FINEM XXIV

•       Maintaining a Net Bank Debt/EBITDA ratio of 3.75 or less, determined in the Company's annual consolidated financial statements.

FINEM XII

•       Maintaining the Debt Service Coverage Ratio of the indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. at 1.3 or more after amortization starts;

•       Maintaining the Consolidated Debt Service Coverage Ratio at 1.3 or more, determined in the consolidated financial statements of Eólica Holding S.A., after amortization starts.

FINEM XV and FINEM XVI

•       Maintaining the quarterly equity ratio at 25% or more, defined by the ratio of Equity to Total Assets;

•       Maintaining the quarterly debt service coverage ratio at 1.2 or more during the amortization period.

FINEM XVII

•       Maintaining the debt service coverage ratio at 1.2 or more during the amortization period;

•       Maintaining the annual consolidated debt service coverage ratio at 1.3 or more, determined in the consolidated financial statements of Desa Eólicas S.A.

FINEM XIX, FINEM XX, FINEM XXI and FINEM XXII

•       Maintenance of Debt Service Coverage Ratio of 1.2 or more during the effective period of the agreement;

•       Maintenance of Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis during the effective period of the agreement;

•       Maintenance of an Equity/(Equity + Net Debt) ratio of 0.41 or more from 2014 to 2016 and 0.45 in 2017 and thereafter, determined in the consolidated financial statements of CPFL Renováveis, during the effective period of the agreement.

In December 2016, the Company obtained from BNDES approval for non-compliance with the Net Debt/EBITDA ratio without the acceleration of the debt maturity for the year ended December 31, 2016.

FINEM XXVII

•       Maintenance of Debt Service Coverage Ratio of 1.2 or more;

•       Maintenance of an Equity / Asset ratio of 39.5% or more

HSBC

•       From 2014, there is the obligation to maintain the Net Debt/ EBITDA ratio of less than 4.50 in June 2014, 4.25 in December 2014, 4.0 in June 2015 and 3.50 in the other half yearly periods until settlement.

NIB

•  Maintaining the half-yearly debt service coverage ratio at 1.2;

•  Maintaining an indebtedness ratio of 70% or less;

•  Maintaining a financing Coverage Ratio of 1.7 or more.

Banco do Brasil

•       Maintaining the annual debt service coverage ratio at 1.2 or more during the amortization period.

Foreign currency borrowings - Bank of America Merrill Lynch, J.P. Morgan, Citibank, Scotiabank, Bank of Tokyo-Mitsubishi, Santander, Sumitomo, Mizuho, HSBC, BNP Paribas and Syndicated transaction (Law 4,131)

The foreign currency borrowings taken under Law 4,131 are subject to certain restrictive covenants, and include clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries the non-acceleration of the maturities of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.

Furthermore, failure to comply with the obligations or restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In Management’s opinion, all restrictive financial and non financial covenants and clauses are adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2016.

Debentures

The debentures are subject to certain restrictive covenants, which include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Brasil and CPFL Santa Cruz

Maintaining, by the Company, of the following ratios:

•       Net indebtedness divided by EBITDA – maximum of 3.75;

•       EBITDA divided by Finance Income (Costs) - minimum of 2.25;

For purposes of determination of covenants, the definition of EBITDA, in the Company, takes into consideration the consolidation of subsidiaries, associates and joint ventures based on the Company’s interest in those companies (for EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2016 contain clauses that require the subsidiary CPFL Renováveis to maintain the following financial ratios:

- 1st issue of CPFL Renováveis

•       Operating debt service coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020;

•       EBITDA divided by Net finance costs - minimum of 1.75.

The subsidiary obtained approval from the debentureholders for non-compliance with the following:

i.              Debt Service Coverage ratio related to the calculation of December 2015, through the General Meeting of Debentureholders held on December 21, 2015.

ii.             Debt Operational Service Coverage ratio related to the calculation of June 2016, through the General Meeting of Debentureholders held on June 30, 2016.

- 2nd and 3rd issue of CPFL Renováveis

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 4th issue of CPFL Renováveis

•       Maintaining net indebtedness divided by EBITDA - maximum of 5.4 in 2016, 4.6 in 2017, 4.0 from 2018.

- 1st issue of the indirect subsidiary PCH Holding 2 S.A

•       Maintaining the Debt Service Coverage ratio of the subsidiary Santa Luzia at 1.2 or more from September 2014.

•       Net indebtedness divided by EBITDA - maximum of 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

- 2nd issue of Dobrevê Energia S/A (DESA)

•       Maintaining a net debt/dividends ratio of 5.5 or less in 2014, 5.5 in 2015, 4.0 in 2016, 3.5 in 2017 and 3.5 in 2018.

Various debentures of the direct and indirect subsidiaries were subject to acceleration of their maturities in the event of any changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the creditors of the Company and its direct and indirect subsidiaries the non-acceleration of the maturities of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for non-acceleration of their maturities.

Failure to comply with the restrictions mentioned can result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In Management’s opinion, all restrictive financial and non-financial covenants and clauses are adequately complied with at December 31, 2016.

g) limits of  the funds already contracted and ratio of the portions already used

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2016, 2015 and 2014 with demonstrations of all variations and comments on the most relevant.

Comments on the most relevant variations in Assets:

Cash and cash equivalents:

Balance of R$ 6,165 million in 2016, corresponding to 14.6% of total assets, up 8.5% (R$482 million) from 2015, due to:

(i)            cash generation of R$4,634 million from operational activities, which is basically adjusted net income (R$5,016 million); the decreases of (i) sector financial assets and liabilities (R$2,782 million); (ii) escrow deposits (R$756 million); (iii) receivables from Eletrobrás (R$ 186 million); (iv) taxes recoverable (R$128 millions); partially offset by increase in consumers, concessionaires and licensees (R$206 million) and by reductions in operational liabilities, mainly: (i) trade payables (R$783 million); (ii) regulatory charges (R$515 million); (iii) tax, civil and labor risks paid (R$217 million); payment of: (i) debt and debentures charges (R$1,571 million) and; (ii) income tax and social contribution (R$876 million); and reduction of other receivables and other payables (R$361 million).

(ii)           cash consumption of R$ 3,815 million in investments activities, mainly due to fixed assets and intangibles assets acquisitions (R$ 2,238 million), in connection with infrastructure investments in distribution and renewable generation segments; and control acquisition of AES Sul through our integral subsidiary CPFL Jaguariúna (R$ 1,497 million, net of acquired cash).

(iii)          cash consumption of R$ 337 million from financing activities, due mainly to i) paid dividends (R$ 232 million); (ii) repayment of borrowing and debentures (R$ 242 million); and iii) payment of business combination obligations (R$21 million); partially offset by net cash generation in financial derivatives operations (R$158 million).

Balance of R$5,683 million in 2015, corresponding to 14.0% of total assets, up 30.4% (R$1,325 million) from 2014, due to:

(i)            cash generation of R$ 2,558 million from operational activities, which is basically adjusted net income (R$4,551 million), the increase in receivings from CDE/CCEE (R$181 million); the increase in trade payables (R$787 million) and regulatory charges (R$808 million); increase in taxes, duties and social contributions (R$ 137 million); which was partially offset by the reduction in accounts receivable from consumers, concessionaires and licensees (R$1,055 million), as well as sector financial assets and liabilities (R$882 million); the payment of debt and debenture charges (R$1,596 million) and tax, civil and labor lawsuits of R$ 248 million, and by the reduction in other accounts receivable or payable (R$126 million);

(ii)           cash utilization of R$1,525 million in investment activities, basically for the acquisition of intangible and fixed assets (R$1,428 million), mainly investments in the energy distribution and renewable energy generation infrastructure; and

(iii)          cash generation of R$ 292 million from financing activities, basically resulting from borrowings and debentures net of amortizations (R$ 359 million).

Balance of R$4,357 million in 2014, representing 12.4% of total assets, for a 3.6% (R$151 million) increase over 2013, due to: (i) cash flow of R$ 1,593 million provided by operating activities, mainly adjusted net income (R$4,463 million), offset by the payment of debt service charges and debentures (R$1,334 million) and income tax and social contribution (R$552 million) and sector assets and liabilities that were not received (R$911 million); (ii) cash consumption of R$ 933 million in investment activities mainly focused on the acquisition of intangible and fixed assets (R$ 1,062 million), mainly investments in distribution infrastructure and renewable generation and; (iii) cash consumption of R$509 million resulting from financing activities, mainly due to the payment of dividends (R$1,017 million), offset by funding through loans and debentures, net of amortization (R$507 million).

Consumers, concessionaires and licensees:

Consumers, concessionaires and licensees amounted to R$3,969 million in 2016, which corresponds to 9.4% of total assets, was 20.1% higher than in 2015, due mainly to the receivables of R$767 million of RGE Sul, which was acquired and consolidated in 2016.

The balance of R$ 3,304 million in 2015, which corresponds to 8.2% of total assets, was 39.1% (R$ 929 million) higher than in 2014, basically due to the increase in average tariffs, in turn resulting from the annual tariff adjustments (RTA), the effects of the extraordinary tariff review and revenues from tariff flags at our distributors as from 2015.

Balance of R$2,375 million in 2014, equivalent to 6.8% of total assets, increased 9.8% (R$213 million) over 2013, mainly due to an increase in average tariffs among the three main distributors.

The balance of R$2,008 million in 2013, equivalent to 6.5% of total assets, was down R$197 million (8.9%) from 2012, mainly as a result of 16.3% lower average tariffs.

Deferred tax assets and liabilities:

Net deferred tax liabilities amount to R$ 401 million in 2016, a reduction of R$696 million compared to a net deferred tax liabilities of R$ 1,098 million in 2015, due mainly to reduction in net deferred tax liabilities arising from temporary differences that are not deductible from income tax (R$ 596 million) and social contribution (R$ 214 million); and PIS and COFINS in the amount of R$ 9 million. Such reductions were partially offset by a reduction in net deferred tax credits arising from tax benefit of merged intangible assets (R$ 35 million); reduction in tax credits from the tax loss on the income tax of R$ 59 million and negative social contribution basis of R$ 29 million.

Net tax dues of R$1,098 million in 2015, an increase of R$635 million from the net tax credits of R$463 million in 2014, due to: (i) the increase in net tax dues on account of temporary differences that are not deductible from income tax, in the amount of R$ 695 million and social contribution of R$ 251 million, mainly by the recognition of derivatives (R$ 610 million and R$ 220 million, respectively) and PIS and Cofins of R$ 21 million; (ii) reduction in tax credit resulting from the tax benefit on goodwill merged of R$ 58 million; (iii) compensated by the increase in tax credits from the tax loss on the income tax of R$ 292 million and negative social contribution bases of R$ 105 million.

The balance of net tax debt came to R$463 million in 2014, increasing R$515 million, compared to the balance of net tax credit of R$52 million in 2013, mainly due to temporary differences that cannot be deducted from income tax (R$299 million) and social contribution (R$109 million), mainly due to intangible assets – exploitation rights/authorization from indirect subsidiaries acquired and tax benefits on incorporated goodwill (R$63 million).

Sector financial assets and liabilities:

The negative balance of net sector financial assets and liabilities amount to R$ 915 million in 2016, a decrease of R$ 2,869 million compared to a positive balance of R$ 1,954 million in 2015, mainly due to: (i) CVA items amounting R$ 1,759 million, due mainly to: a) cost of electricity purchased (R$ 752 million); b) energy service charge (“ESS”) and reserve energy charge (“EER”) (R$ 257 million); c) pass-through from Itaipu (R$ 731 million); (ii) overcontracting (R$ 11 million); partially offset by (iii) neutrality of industry charges in the amount of R$ 286 million (see note 8 of our consolidated financial statements).

The balance of net sector financial assets and liabilities of R$1,954 million in 2015 increased by R$1,043 million, compared to R$911 million in 2014, mainly due to the cost of electricity purchased from Itaipu, in the amount of R$1,420 million, which will be passed on to consumers in future tariff adjustments (see note 8 of our consolidated financial statements).

In 2014, our distribution subsidiaries recognized R$ 911 million related to sector financial asset and liability (see notes 3.14 and 8 of our consolidated financial statements for the year ended December 31, 2014).

Concession Financial Assets:

Concession Financial Assets amounted to R$ 5,374 million in 2016, equivalent to 12.7% of total assets, an increase of 49.0% (R$ 1,767 million), due mainly to: i) infrastructure investments in distribution and transmission activities (R$ 706 million) in order to expand, maintain, improve, modernize and reinforce the electrical system; (ii) adjustment of cash flow expectation (R$203 million); (iii) restatement of concession financial assets, which is measured at amortized cost for transmission activities (R$ 16 million); iv) acquisition of RGE Sul (R$ 876 million), offset by: v) write-off of items from regulatory basis assets (or “RAB”) in the amount of R$ 25 million, as well as for payments received by our transmission subsidiaries (R$ 10 million).

The balance of R$3,607 million in 2015, equivalent to 8.9% of total assets, represent increases of R$232 million (6.9%) as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system (R$368 million), as well as adjusted cash flow expectation (R$415 million), partially offset by the transfers for intangible assets (R$537 million), related to the extension of the concession agreements of distribution subsidiaries.

The balance of R$3,375 million in 2014 and R$2,787 million in 2013, equivalent to 9.6% and 9.0% of total assets, respectively, represent increases of R$588 million (21.1%) and R$410 million (17.2%), respectively, as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system, as well as adjusted cash flow expectation.

Property, Plant and Equipment:

Property, plant and equipment amounted to R$ 9,713 million in 2016, which corresponds to 23.0% total assets, an increase of 5.9% (R$ 540 million) compared to R$ 9,173 million in 2015, due mainly to: (i)  investments of R$ 1,085 million, substantially in construction projects from CPFL Renováveis; (ii) acquisition of RGE Sul (R$ 30 million), offset by: (iii) depreciation for the year amounting to R$ 525 million; (iv) write-offs of R$30 million; (v) R$15 million related to reclassification and transferring to other group of assets; and (vi) impairment losses amounting R$ 5 million (for further information, see note 14 of our consolidated financial statements).

The balance of R$ 9,173 million in 2015, which corresponds to 22.6% total assets, was a slight increase of 0.3% (R$ 24 million) from 2014, mainly due to investments of R$ 584 million, mainly in construction projects at CPFL Renováveis, which was offset by the depreciation in the year of R$ 504 million and write-offs of R$28 million, as well as the recognition of impairment losses of R$ 33 million (for more details, see note 14.1 of the consolidated financial statements).

The balance of R$9,149 million in 2014, equal to 26.0% of total assets, increased 18.6% (R$1,432 million) over 2013, mainly as a result of acquired assets recorded on the date of acquisition of Rosa dos Ventos and DESA, in the amount of R$1,617 million and investments in the amount of R$338 million, mainly in projects under construction by CPFL Renováveis, partially offset by depreciation in the fiscal year of R$421 million and a write-off of R$97 million.

Intangible Assets:

Intangible Assets amounted to R$ 10,776 million in 2016 (25.6% of total assets), compared to R$ 9,210 million in 2015, an increase of 17.0% (R$ 1,565 million), due mainly to: (i) infrastructure investments in distribution and transmission activities in order to expand, maintain, improve, modernize and reinforce the electrical system (R$ 1,224 million); (ii) acquisition of RGE Sul (R$ 1,870 million); partially offset by (iii) amortization of the year (R$ 768 million); (iv) transferring from Intangible Assets to Concession Financial Assets in the amount of R$ 655 million due to acquisitions occurred in the period; (v) due to write-off and transferring to other group of assets amounting to R$ 63 million and (vi) impairment losses recognition amounting to R$ 43 million (for further information, see note 15.2 of our consolidated financial statements).

The balance of R$9,210 million in 2015, which corresponds to 22.7% of total assets, increased by 3.1% (R$ 280 million) from 2014, chiefly due to: (ii) the investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system, in the amount of R$889 million; (ii) the creation of intangible assets as a result of renewals of electricity distribution concessions, with the transfer of accounts receivable from the financial assets of the concession in the amount of R$ 537 million; compensated by (iii) the amortization in the year of R$ 777 million; (iv) the transfer to financial concession assets in the amount of R$ 330 million due to acquisitions in the year; (v) the write-off and transfers to other assets in the amount of R$ 35 million; and (vi) the recognition of losses for impairment, in the amount of R$ 6 million (for more details, see note 15.2 of the consolidated financial statements).

Balance of R$8,930 million in 2014, equal to 25.4% of total assets, increased 2.1% (R$182 million) over 2013, due to (i) intangible assets from business combination recognized on the date of the acquisition of DESA and Rosa dos Ventos by the subsidiary CPFL Renováveis, in the amount of R$634 million; (ii) investments in expansion, maintenance, improvement, modernization and reinforcement of the electrical system in the amount of R$729 million; offset by (iii) amortization in the fiscal year of R$729 million and (iv) the transfer of financial concession assets in the amount of R$436 million.

Comments on the most relevant variations in Liabilities:

Trades payable:

Trade payables amounted to R$ 2,858 million in 2016 (6.8% of total liabilities and equity), a reduction of R$ 9.6% (or R$ 304 million) compared to R$ 3,162 million in 2015, due mainly to: (i) reduction of R$ 405 million related to electricity supply; (ii) reduction of R$ 144 million in systems service charges; partially offset by: (iii) an increase of R$ 214 million related to materials and services suppliers; (iv) an increase of R$ 15 million in electricity network charges and; (v) an increase of R$ 16 million in trade payables from purchase of energy in the spot market. Those changes are explained due mainly to energy purchase bills renegotiation with joint-ventures, which maturity date was extended from 2015 to 2016, as well as consolidation of RGE Sul as from 2016.

The balance of R$ 3,162 million in 2015, corresponding to 7.8% of total liabilities and shareholders’ equity, increased by 33.2% (R$ 787 million) from 2014, basically due to: (i) the increase in electricity supply by R$ 507 million, of which R$476 million was related to energy purchased from Itaipu, and adjustments for inflation to free energy of R$ 14 million; (ii) the increase in systems service charges by R$ 204 million; (iii) the increase in suppliers of materials and services in the amount of R$ 81 million, which was partially offset; and (iv) by the reduction in electricity network charges of R$ 19 million.

The balance of R$2,374 million in 2014, representing 6.8% of total liabilities and shareholders’ equity, increased by 26.0% (R$489 million) from 2013, mainly due to (i) an increase in the cost of energy purchased in the amount of R$595 million and (ii) partially offset by a reduction in material and service suppliers in the amount of R$88 million.

Borrowings and debentures:

Borrowing and debentures (which comprises related accrued interest) amounted R$ 22,044 million in 2016, which correspond to 52.3% of total liabilities and equity, an increase of 1.4% (R$ 311 million) compared to R$ 21,733 million in 2015. Such increase was due mainly to: i) fund raising amounting R$ 3,774 million, in connection with strategic plan for expansion of generation and distribution segments; (ii) acquisition of RGE Sul, which led to the consolidation of R$ 1,156 million of debt; partially offset by iii) repayments of borrowing and debentures principal amounting R$ 4,017 million and; iv) payment of interests amounting R$ 602 million.

The balance of R$21,733 million in 2015, of total debt including loans, debentures and respective charges, which correspond to 53.6% of total liabilities and shareholders' equity, increased by 13.5% (R$2,583 million) from 2014, basically due to fresh funding in the amount of R$4,532 million on account of the strategic plan for the expansion of generation and distribution businesses; the charges, net of payments, and inflation adjustments of R$ 494 million; partially offset by amortizations of R$ 4,038 million.

The balance of R$19,150 million in 2014 of total debt including loans, debentures and respective charges, accounting for 54.6% of total liabilities and shareholders' equity, increased by 12.5% (R$2,129 million) over 2013, mainly due to new funding in the amount of R$3,186 million due to the strategic plan for expansion of generation and distribution businesses; charges and monetary adjustment of R$612 million; debt recognized on the date of acquisition of Rosa dos Ventos and DESA in the amount of R$1,010 million, partially offset by amortization in the amount of R$2,679 million.

Main funding in 2016, 2015 and 2014 is disclosed in the Financial Statements.

Capital reserves:

The 2016 balance of R$468 million, equal to 1.1% of total liabilities and shareholders’ equity, was accrued due to: (i) the business combination of DESA by the subsidiary CPFL Renováveis in 2014, of R$180 million; (ii) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (iii) the business combination of CPFL Renováveis in 2011, of R$228 million.

Legal Reserve:

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in each of fiscal years.

Statutory reserve – financial asset of concession:

Refers to the effect of recording, by distribution subsidiaries, of the adjustment in the expected cash flow from the financial asset of the concession in the annual result and, being a result whose financial realization will happen only at the time of indemnification (at the end of the concession), these amounts are withheld based on article 194 of Law 6,404/76, until the financial realization of these amounts. Such reserve amounted R$703 million as of December 31, 2016.

Statutory reserve – working capital improvement:

At Extraordinary General Meetings occurred in April 29, 2015 and of April 29, 2016, capital increases of R$555 million and R$393 million, respectively, were approved, in order to strengthen the Company’s capital structure, through the capitalization of the Statutory Reserve for Working Capital Improvement formed in 2014 and 2015, which issuance were costless distributed to shareholders as bonus, pursuant to Article 169 of Law 6404/76.

Considering the prevailing adverse economic scenario and the uncertainties regarding market projections for distributors, the Company’s Management has proposed the allocation of R$ 545 million to the statutory reserve - working capital increase for 2016.

Comments on the most relevant variations in the Statement of Income:

Reclassification of information for 2015 and 2014

Data for 2014 and 2015 have been restated to reflect a change in presentation of the line item representing Changes in expected cash flows from Concession Final Assets, which relates to our Distribution segment.  Since January 1, 2016 this line item has been included in Other operating revenues, within Net operating revenue, together with the other income related to the core activity of the asset.  This item was previously presented as part of Net financial expense.  We believe the new presentation more accurately reflects the business model of electricity distribution and provides a better representation of our operational and financial performance.  The reclassification does not affect total assets, equity, net income or cash flows.  For further information on this reclassification, see note 2.8 to our audited consolidated financial statements.

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2016, 2015 and 2014:

Main variations in Net Operating Revenue between 2016 and 2015:

Gross Operating Revenue:

Compared to the year ended December 31, 2015, gross operating revenue decreased 10.3% (R$3,517 million) in the year ended December 31, 2016, to R$30,785 million.

Other contributing factors to variations were:

•       The increase of 2.4% (R$ 573 million) in billed supply due to: (i) an increase of 3.3% (R$ 773 million) volume of energy sold to Final Consumers, partially offset by (ii) a reduction of 0.9% (R$ 200 million) in the average overall tariff adjustment, as a result of the combined effect of the adoption of a green tariff flag during most of 2016, leading to a reduction of the average tariff when compared to the red tariff flag that applied in most of 2015; and positive effect of tariff adjustments for 2015 and 2016 (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions).

•       A reduction of 1.2% (or 41 million) in sales of energy to wholesalers, mainly driven by a decrease of 26.7% (or R$ 233 million) in sales of energy in the sport market (driven by lower average prices despite an increase of 43.9% in our volume sold), partially offset by: (i) an increase of 6.6% (R$ 148 million) in sales of electricity to other concessionaires and licensees, which represents the net effect of an increase of 15.0% in the volume of energy sold and a decrease of 7.2% in the average price compared to 2015; (ii) an increase of 9.9% (or R$48 million) in sales of electricity to Furnas, driven by an increase of 9.6% in the average price, with the volume remaining relatively stable.

•       Reduction of 55% (R$ 3,901 million) in other gross operating revenues (which excludes TUSD revenue from captive consumers), mainly due to: (i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which represented an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015. This expense reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to (from) consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see notes 3.14 and 8 of our consolidated financial statements); (ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.8 and 3.1 to our consolidated financial statements). These decreases were partially offset by: (i) the increase of 41.4% (or R$370 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our consolidated financial statements); (ii) an increase of 29.4% (or R$307 million) in revenue from construction of concession infrastructure and; (iii) an increase of 8.4% (or R$159 million) in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers due to annual tariff adjustment on such contracts.

Deductions from Operating Revenues:

Deductions from Operating Revenues in 2016 came to R$ 11,672 million, a decrease of 14.8% (R$ 2,031 million) compared to 2015, due mainly to: (i) a decrease of R$1,366 million in tariff flag revenues recognized by our distribution subsidiaries, billed to final consumers (see note 27.5 to our consolidated financial statements); (ii) a decrease of R$609 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements) and; (iii) a decrease of R$ 323 million (10.9%) in PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation basis for these taxes).  These decreases were partially offset by an increase of 5.3% (or R$249 million) in ICMS tax, as a result of the increase in our billed supply.

Main variations in Net Operating Revenue between 2015 and 2014:

Gross Operating Revenue:

Compared to the year ended December 31, 2014, gross operating revenue increased 49.9% (R$ 11,413 million) in the year ended December 31, 2015, amounting to R$34,302 million:

The main contributing factors to variations were:

•       The increase of 49.7% (R$7,777 million) in billed supply due to: (i) an increase of 56.8% (R$8,889 million) in the average overall tariff adjustment, as a result of the RTA, Tariff Flags and RTE effects of  each distribution company, (ii) partially offset by the reduction of 4.5% (R$ 1,112 million) in the amount of energy sold.

•       12.5% (R$392 million) increase in electric energy sold to wholesalers, mainly driven by (i) a R$587 million increase (19.9%) in the amount of energy sold to wholesalers, partially offset by a decrease in average price of 6.2% (R$195 million).

•       Increase of 91.6% (R$ 907 million) in revenue due to network usage charge (TUSD) for free consumers in our concession areas.

•       Increase of 175.2% (R$ 1,596 million) related to the recognition of sector financial assets and liabilities (see notes 3.14 and 8 to our consolidated financial statements).

•       Increase of 321.8% (or R$ 300 million) related revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.8. 3.1 and 27 to our audited annual consolidated financial statements).

•       Increase of 10.8% (R$102 million) increase in revenue from concession infrastructure construction.

•       Increase of 16.2% (R$125 million) in low-income subsidies and tariff discounts with CDE funds.

•       Increase of 48.1% (R$ 119 million) in other operating revenues.

Deductions from Operating Income:

Deductions from Operating Income in 2015 came to R$ 13,703 million, increasing 149.6% (R$ 8,213 million) from 2014. The main drivers of this change were:

•       50.8% (R$ 1,579 million) increase in ICMS taxes, mainly due to greater billed supply;

•       57.6% (R$ 1,084 million) increase in PIS and COFINS taxes, mainly due to an increase in billed supply and sale of electric energy to wholesalers and other revenue;

•       R$3,698 million increase in the Energy Development Account – CDE of distribution companies. Included in the annual quota for 2015 are (i) part of the CDE contributions received by distribution companies from January 2013 to January 2014, which shall be billed for customers and transferred to the CDE account in five years since the RTE of 2015; and (ii) the quota related to the amortization of the ACR account, which shall be collected and transferred to the CDE account since the ordinary tariff process (RTA or RTP) of 2015 (see notes 27.6 and 28.1 to our consolidated financial statements).

•       R$1,851 million increase related to other consumer charges, mainly related to the collection of tariff flags by the distribution companies from their consumers (R$ 1,796 million) since January 2015 (see note 27.5 to our consolidated financial statements).

Main variations in the Cost of Electric Energy in 2016 compared to 2015:

The Cost of Electric Energy in 2016 amounted to R$11,200 million, a reduction of 15.9% (R$2,112 million) compared to 2015, driven by the following variations:

•       Electric Energy Purchased for Resale:

A reduction of 16.9% (R$1,998 million), due mainly to: (i) a reduction of 29.4% (R$ 844 million) in purchases of energy from Itaipu, reflecting the reduction of 31% in the average price of energy purchased (in reais), caused by the average depreciation of 4.3% of the real against the U.S. dollar during 2016 and the decrease of 32.3% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 2.3% increase in the volume of energy purchased; (ii) a reduction of 72.5% (or R$711 million) in cost of energy purchased in the spot market, driven by a decrease of 43.7% in volume purchased; (iii) a decrease of 7.1% (or R$651 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 15.5% in the volume of energy purchased, which was more than offset by reductions in average purchase prices. These decreases were partially offset by a decrease of 17.4% (R$ 209 million) in PIS and COFINS tax credits related to purchases of energy.

•       Distribution System Use Charges:

A reduction of 7.8% (R$ 114 million) due mainly to: (i) a decrease of 34.7% (R$ 193 million) in System Service Charges; (ii) a decrease of 1.5% (or R$13 million) in Basic Network Charges. These decreases were offset by (iii) an increase of 95.3% (R$ 52 million) in Reserve Energy Charges; (iv) an increase of 50.8% (R$ 29 million) in Connection Charges; and (v) a decrease of R$11 million in tax credits (PIS and COFINS) related to network usage charges (which represents an increase in electricity network usage charges).

Main variations in the Cost of Electric Energy in 2015 compared to 2014:

The Cost of Electric Energy in 2015 came to R$13,312 million, up 25.1% (R$2,669 million) compared to 2014, driven by the following variations:

•       Electric Energy Purchased for Resale:

16.6% (R$1,689 million) increase mainly due to (i) R$1,486 million increase in purchases of energy from Itaipu, reflecting an increase of 110.5% in the average price of energy purchased (in reais), caused by the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and the increase of 41.6% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 1.5% decrease in the volume of energy purchased; (ii) a decrease (which represents an increase of Cost of Electric Energy) of R$2,341 million in reimbursement of costs by the CDE Account in comparison with the year ended December 31, 2014; and (iii) an increase of 4.0% (or R$355 million) in the cost of energy purchases in the Regulated Market, which represents the net effect of an increase of 4.7% in the volume of the energy purchased offset by a reduction of 0.7% in the average price; partially offset by (iv) a decrease of 76.0% (or R$2,294) million in cost from energy purchased in the Free Market, reflecting a decrease of 41.9% (R$1,266 million) in the volume and 58.7% (R$1,028 million) in the average price of energy purchased; and (v) an increase of R$191 million (or 19.1%) in tax credits (PIS and COFINS) from purchases of energy.

•       Distribution System Use Charges:

201.7% (R$979 million) increase mainly due to increases in the (i) System service charges - ESS (R$822 million); (ii) Basic Network Charges (R$120 million); (iii) reserve energy charges of R$44 million, partially offset by an increase in PIS and Cofins tax credits (R$98 million).

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2016 compared to 2015:

Operating Costs and Expenses in 2016 amounted to R$ 5,389 million, an increase of 16.1% (R$ 747 million) compared to 2015, driven by the following variations: (i) an increase of R$ 307 million (29.4%) in expenses related to the construction of concession infrastructure in order to improve and expand distribution and transmission systems; (ii) an increase of R$ 155 million (16.5%) in our personnel expenses, reflecting increased costs under our collective bargaining agreements as well as a 33.6% increase in our number of employees at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iii) an increase of R$ 92 million (16.5%) in expenses related to outsourced services; (iv) an increase of R$67 million in expenses related to disposal of assets; (v) an increase of R$ 59 million (6%) in depreciation and amortization expenses; (vi) an increase of R$ 50 million (35.7%) in expenses related to consumption of materials; and (vii) an increase of R$ 49 million (39%) in allowance for doubtful accounts. These increases were offset by:  (i) an decrease of 31% (or R$82 million) in legal, judicial and indemnity expenses; and (ii) a decrease of 15.7% (or R$48 million) in expenses from Intangible Assets of Concession amortization.

Main variations in Operating Costs and Expenses in 2015 compared to 2014:

Operating Costs and Expenses came to R$4,642 million, up 12.6% (R$519 million) from 2014. This variation was due to:

•       R$87 million (10.2%) increase in personnel expenses, driven by an 8.2% growth in headcount.

•       R$120 million (10.3%) increase in depreciation and amortization, mainly due to the operational startup of new investments in our subsidiaries and assets recognized due to the acquisition of DESA;

•       R$103 million (10.9%) increase in expenses related to construction of concession infrastructure, due to investments in improvements and expansion of distribution system;

•       R$12 million (25.0%) increase in employee expenses due to our post-employment benefit obligation at December 31, 2015;

•       R$55 million increase in materials and third party services;

•       R$142 million (29.9%) increase in other operating expenses, mainly due to: (i) a R$43 million increase in expenses related to allowance for doubtful debts, mainly resulting from accounts receivable from consumers; (ii) a R$71 million increase in legal, court and indemnification expenses; (iii) the recognition of R$39 million of impairment in the subsidiary CPFL Telecom and CPFL Total; (iv) partially offset by a R$21 million decrease in the inspection fee, which was recognized as a deduction from operating income in 2015.

Net finance costs:

Main variations in net finance costs in 2016 compared to 2015:

Net Finance Costs amounted to R$ 1,453 million in 2016, a reduction of R$ 46 million (3.2%) compared to 2015, due mainly to:

•       An increase of 4.0% (R$ 103 million) in finance costs, due mainly to: (i) an increase of 5% (or R$86 million) in debt charges; (ii) an increase of R$24 million in financial expenses from monetary adjustments of Sector Financial Liabilities; (iii) an increase of R$17 million in financial expenses from monetary and exchange adjustments.  These increases in financial expenses were partially offset by an increase of R$ 23 million (49.4%) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

•       An increase of 5.0% (R$ 57 million) in finance income, due mainly to: (i) an increase of 41.2% (or R$195 million) in income from financial investments; (ii) an increase of 14% (or R$30 million) in interest and fine payments; and (iii) an increase of 21.6% (or R$26 million) in income from monetary and exchange adjustments.  These increases were partially offset by (i) a reduction of 79.9% (or R$130 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated financial statements); (ii) a decrease of 58.4% (or R$49 million) in income from adjustment of escrow deposits; and (iii) a decrease of R$25 million in adjustment of tax credits.

Main variations in Financial result in 2015 compared to 2014:

The Company presented Net Finance Costs of R$1,408 million in 2015, an increase of R$225 million from 2014, mainly due to:

•       29.6% increase in finance costs (R$583 million), mainly due to: (i) R$622 million increase in interest on debts and adjustment for inflation and exchange rate changes due to increased indebtedness, (ii) partially offset by a R$33 million increase in capitalized interest related to renewable energy generation projects.

•       45.5% (R$357 million) increase in finance income, driven by (i) the recognition of the adjustments to the sector financial asset from January 2015, in the total amount of R$163 million; (ii) R$42 million increase in earnings from financial investments; (iii) R$69 million increase in late payment interest and fines; (iv) R$42 million increase in adjustments for inflation of tax credits and escrow deposits; (v) R$65 million increase in adjustment of inflation and exchange rate changes; and (vi) partially offset by a R$53 million increase in PIS and COFINS deductions on other finance income.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

The Company’s operational segments are separated in accordance with the internal structure of financial information and Management, segmented by type of business: distribution activities, conventional sources for generation, renewable sources for generation, commercialization and services.

The profitability of each of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represented 78.7% of our net operating revenue in 2016 (compared with 82.4% in 2015 and 79.2% in 2014), but its contribution to our net income was smaller at 46.3% of our net income for the year (71.5% of our net income in 2015 and 95.3% in 2014).

The contributions of our Distribution, Conventional Generation, Renewable Generation, Commercialization and Services segments to the net operating revenues and net income for the years ended December 31, 2016, 2015 and 2014 are presented in the following table:

	Distribution	Conventional Generation	Renewable Generation	Commercialization	Services
2016
Net operating revenue	78.7%	5.2%	8.8%	10.9%	2.1%
Net income	46.3%	57.4%	-16.0%	12.8%	6.1%
2015
Net operating revenue	82.4%	4.8%	7.8%	8.7%	1.4%
Net income	71.5%	32.3%	-6.4%	10.1%	5.9%
2014
Net operating revenue	79.2%	6.8%	7.9%	12.5%	2.0%
Net income	95.3%	12.2%	-19.0%	15.3%	3.2%

Our Conventional Generation sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs. As a result, in the year ended December 31, 2016, our Renewable Generation Sources segment provided 17.4% of our operating income, but due to the significant financing costs incurred to finance these projects, the segment’s contribution to net income was negative (-16.0%). As of December 31, 2016, 2.4% of the property, plant and equipment in our Renewable Generation Sources segment was under construction, compared to 8.9% as of December 31, 2015.

Our Commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.

Our Services segment offers our consumers a wide range of electricity-related services. These services are designed to help consumers improve the efficiency, cost-electiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value-added services from and to one another. In particular, our Generation (from both conventional and renewable sources), Commercialization and Services segments sell electricity and provide services to our Distribution segment. Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another, which is reflected in the column entitled “Elimination” in the table below. However, the analysis of results by segment would be inaccurate if the same set-offs were carried through with respect to sales between segments. As a result, sales from one segment to another have not been eliminated or set-off in the discussion of results by segment below.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•         Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•         Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass;

•         Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•         Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, distribution systems, electric maintenance and equipment recovery, among other services provided.

In addition to our five operating segments above, we consolidate a number of activities known as “Others”. The activities consolidated under Other consist of (i) two transmission assets held through CPFL Geração, of which one (CPFL Piracicaba) is operational and the other (CPFL Morro Agudo) is under construction, (ii) CPFL Telecom and (iii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments.

ii. factors which materially affected the operational results

Operating Results - 2016 versus 2015

Net Operating Revenues

Compared to the year ended December 31, 2015, our net operating revenues decreased 7.2% (or R$1,487 million) to R$19,112 million in the year ended December 31, 2016.  This decrease in operating revenue primarily reflected a negative variation of R$4,601 million in expenses related to Sector Financial Assets and Liabilities and the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset, both discussed in the section “Other Operating Revenue” below.

The above-mentioned decreases were offset by: (i) a decrease of R$2,031 million in deductions from operating revenues, discussed in the section “Deductions from operating revenues” below; (ii) an increase of R$870 million in other operating revenues, discussed in “Other Operating Revenue” below; and (iii) an increase of R$573 million in our gross operating revenues from sales to Final Consumers, discussed in “Sales by Destination” below.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 2.4% (or R$573 million) in the year ended December 31, 2016, to R$23,998 million.  Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our nine distribution subsidiaries, as well as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below.  Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial categories.

Distribution companies’ tariffs are adjusted every year, in percentages that are specific to each category of consumer.  The month in which the annual tariff adjustment becomes effective varies, impacting both the year in which the tariff adjustment takes place as well as the following year.  The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).  RGE Sul, which has been included in our consolidated income statements since November 1, 2016, has its annual tariff adjustment in April.

In the year ended December 31, 2016, overall average energy prices decreased by 0.8%, mainly due to the combined effect of:  (i) the adoption of a green tariff flag during most of 2016, leading to a reduction of the average tariff when compared to the red tariff flag that applied in most of 2015; and (ii) the combined positive effect of tariff adjustments for 2015 and 2016 (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) for our distribution subsidiaries (discussed under item 10.2.b).  Overall average prices for Final Consumers in 2016 were higher for all consumer classes:

•         Residential and commercial consumers.  With respect to Captive Consumers (which represent 99.1% of the total amount sold to this category in our consolidated statements), average prices increased 3.5% for residential and 3.8% for commercial, due to the positive average overall tariff adjustment, offset in part by lower prices linked to the green flag during most of 2016, as described above.  With respect to Free Consumers (which consists of commercial consumers only), the average price decreased 2.9%.

•         Industrial consumers.  Average prices increased 0.5%, mainly due to tariff adjustments and the adoption of the green flag during most of 2016 as described above.  With respect to Free Consumers, the average price for industrial consumers decreased 1.9%.  The decrease in the average price for industrial consumers was due to the tariff decrease, which resulted from renegotiations of tariffs in contracts with Free Consumers for utilization of our distribution system (TUSD).

The total volume of energy sold to Final Consumers in the year ended December 31, 2016 increased 3.3% compared to the year ended December 31, 2015.  This increase represents the combined effect of:

(i) an increase of 33.5% (or 1,638 GW) in the volume of energy sold to Conventional Free Consumers (driven by increases of 1,210 GW to industrial and 421 GW to commercial consumers) by our commercialization subsidiaries, as a result of migration of consumers from Captive to the Free Consumer category;

(ii) an increase of 405 GW in the volume of enery from renewable sources sold to Special Free Consumers (those consumers whose contracted energy demand between 500 kV and 3 MW, who may purchase energy from renewable sources only);

(iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 1,141 GW, compared with no contribution in 2015;

(iv) these effects were offset in part by a reduction of 4.2% (or 1,686 GW) in the volume sold by our distribution subsidiaries (other than RGE Sul, as discussed above) to Captive Consumers, mainly in the industrial (1,097 GW) and commercial (557 GW) categories, due to migration of some of these consumers to the “Free Consumer” category.

The volume sold to residential and commercial categories, which accounts for 65.8% for our sales to Final Consumers, increased by 1.9% (or 308 GW) and 5.0% (or 461 GW), respectively.  These increases were due to the combined effect of:

•         Residential:  (i) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 426 GW sold to residential consumers, compared to no volume in 2015; (ii) offset in part by a reduction of 0.7% (or 118 GW) of the volume sold by our distribution subdidiaries (excluding RGE Sul) to the residential category, due to an increase in unemployment, decreasing real incomes and an increase in electricity tariffs.

•         Commercial:  (i) an increase of 421 GW in the volume of energy sold to the commercial category by our commercialization subsidiaries, due to migration of consumers from captive to the free market; (ii) an increase of 405 GW in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, whose contracted energy demand is between 500 kV and 3 MW, and are allowed to purchase energy only from renewable sources; (iii) the inclusion of RGE Sul’s distribution operations in our consolidated results for the last two months of 2016, which led to an increase of 191 GW sold to comercial consumers, compared to no volume in 2015; and (iv) partly offset by a reduction of 6.2% (or 557 GW) of energy sold to commercial consumers by our distribution subsidiaries, reflecting the migration of some consumers from the captive to the free market, as well as the impact of macroeconomic factors such as the increase in unemployment.

The volume sold to industrial consumers, which represented 22.0% of our sales to Final Consumers in 2016 (compared with 23.6% in 2015), increased by 2.1% in the year ended December 31, 2016 compared to the year ended December 31, 2015.  Volumes to Captive Consumers in this category decreased 11.5%, which represents the net effect of a decrease of 1,097 GW related to our distribution subsidiaries (except RGE Sul) offset in part by 162 GW contributed by RGE Sul in the last two months of 2016 (compared to no volume in 2015).  The net decrease reflects the migration of industrial consumers from the captive to the free market.  Regarding Free Consumers, volumes sold increased by 26.2% (or 1,210 GW), reflecting the same migration of consumers, as well as improvements in Brazilian economic conditions during 2016.

Sales to wholesalers

Compared to the year ended December 31, 2015, our gross operating revenues from sales to wholesalers in the year ended December 31, 2016 decreased 1.2% (or R$41 million) to R$3,496 million (11.3% of gross operating revenues), due mainly to a decrease of 26.7% (or R$233 million) in sales of energy in the spot market (driven by lower average prices despite an increase of 43.9% in our volume sold).  This decrease was offset by:  (i) an increase of 6.6% (or R$148 million) in sales of electricity to other concessionaires and licensees, which represents the net effect of an increase of 15.0% in the volume of energy sold and a decrease of 7.2% in the average price compared to 2015; and (ii) an increase of 9.9% (or R$48 million) in sales of electricity to Furnas, driven by an increase of 9.6% in the average price, with the volume remaining relatively stable.

            Other operating revenues

As mentioned above, commencing 2016 the line item representing Changes in expected cash flows from Concession Final Assets (which relates to our Distribution segment) has been included in Other operating revenues, within Net operating revenue, together with the other income related to the core activity of the asset.  This item was previously presented as part of Net financial expense.  Data for 2015 and 2014 have been restated to reflect this reclassification.

Compared to the year ended December 31, 2015, our other gross operating revenues (which excludes TUSD revenue from captive consumers) decreased 55% (or R$3,901 million) to R$3,189 million in the year ended December 31, 2016 (10.4% of our gross operating revenues), mainly due to:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which represented an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015.  This expense reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession.  This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to take account of lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The decrease in this item in 2016 was driven mainly by: (a) a decrease of R$2,629 million related to the pass-through from Itaipu; (b) reduction of R$1,374 million in contributions to the Energy Development Account – CDE; (c) a reduction of R$530 million in ESS – Energy Service Charges and EER – Reserve Energy Charges; and (d) a decrease of R$349 million in other financial components. For further information, see note 8 to our audited annual consolidated financial statements; and

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see notes 2.8, 3.1 and 27 of our audited annual consolidated financial statements).

These decreases were partially offset by:

(i) the increase of 41.4% (or R$370 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements);

(ii) an increase of 29.4% (or R$307 million) in revenue from construction of concession infrastructure; and

(iii) an increase of 8.4% (or R$159 million) in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers due to annual tariff adjustment on such contracts.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue.  The state‑level value‑added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue.  The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue.  Other regulatory charges vary depending on the regulatory effect reflected in our tariffs.  These deductions represented 37.9% of our gross operating revenue in the year ended December 31, 2016 and 39.9% in the year ended December 31, 2015.  Compared to the year ended December 31, 2015, these deductions decreased by 14.8% (or R$2,031 million) to R$11,672 million in 2016, mainly due to: (i) a decrease of R$1,366 million in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of R$609 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2016 (see note 27.6 to our consolidated financial statements); and (iii) a decrease of 10.9% (or R$323 million) in PIS and COFINS taxes, mainly due to the decrease in our gross operating revenues (the calculation basis for these taxes).  These decreases were partially offset by an increase of 5.3% (or R$249 million) in ICMS tax, as a result of the increase in our billed supply.

Sales by segment

Distribution

Compared to the year ended December 31, 2015, net operating revenues from our Distribution segment decreased 11.4% (or R$1,928 million) to R$15,040 million in the year ended December 31, 2016.  This decrease primarily reflected the decrease of R$4,011 million in gross operating revenue, due to the following fluctuations:

(i) a negative variation of R$4,601 million in revenue from Sector Financial Assets and Liabilities, which posted an expense of R$2,095 million in 2016 compared with revenue of R$2,507 million in 2015 (see “Other Operating Revenues” above);

(ii) the decrease of R$207 million in revenue from adjustment of expected cash flow related to the Concession Financial Asset (see “Other Operating Revenues” above); and

(iii) a decrease of R$56 million in sales to wholesalers, driven by a decrease of 49.6% in the average price of energy sold in the spot market despite significant increases in our volume of energy sold;

partially offset by:

(i) an increase of R$370 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account;

(ii) an increase of R$295 million in revenue from construction of concession infrastructure;

(iii) an increase of R$160 million in TUSD revenue from the use of our network by Free Consumers who purchase electricity from other suppliers; and

(iv) an increase of 0.6% (or R$136 million) in revenue from sales to Final Consumers due to the combined effect of the R$677 million contribution from RGE Sul in the last two months of 2016 and the R$218 million positive average tariff adjustment from residential consumers, partially offset by a R$751 million reduction from commercial and industrial consumers due mainly to the migration of some of these consumers from the captive to the free market.

These negative effects on gross operating revenue from our Distribution segment were partially offset by a decrease of 15.6% (R$2,083 million) in deductions from the segment’s operating revenues, mainly due to:  (i) a decrease of 76.1% (R$1,366 million) in deductions related to tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (ii) a decrease of 15.4% (R$609 million) in contributions made to the CDE Account due to new quotas defined by ANEEL in 2016 (see note 27.6 to our audited annual consolidated financial statements); and (iii) a decrease of 13.8% (R$367 million) in deductions related to PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).  These decreases were partially offset by an increase of 5.4% (R$247 million) in ICMS tax, as a result of the increase in our billed supply.

                        Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2016 amounted to R$1,003 million, an increase of 2.0% (or R$20 million) compared to R$984 million in the year ended December 31, 2015, due mainly to the price-driven increase of 9.9% (R$48 million) in revenue from sales to Furnas.  This increase was partially offset by:  (i) a decrease of 4.5% (R$26 million) in revenue from sales to our distribution subsidiaries, which represents the net effect of a decrease of 15.2% in the volume sold offset by increases in average selling prices; and (ii) an increase of 5.8% (R$5 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2016 amounted to R$1,673 million, an increase of 4.7% (or R$75 million) compared to R$1,598 million in the year ended December 31, 2015. This increase was due mainly to: (i) an increase of R$90 million in revenue from Free Consumers in the Commercial sector, to R$96 million compared with R$6 million in 2015, driven by new volumes, principally from Special Free Consumers migrating from the captive market, offset by a decrease in average selling prices; and (ii) an increase of 4.5% (R$70 million) in revenue from sales to other concessionaires and licensees, driven by increases in average selling prices.

These increases were partially offset by:  (i) a decrease of 56.7% (R$56 million) in revenue from energy sold in the spot market, driven by a significant decrease in average selling prices despite an increase of 14.8% in our volume of energy sold; (ii) a decrease of 58.1% (R$20 million) in other operational revenues in 2016, due principally to the fact that 2015 included R$29 million in insurance claims paid out to CPFL Bio Pedra and CPFL Coopcana; and (iii) an increase of 6.6% (R$6 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis of calculation for these taxes).

The increase of volume of energy sold both for free consumers and in the spot market reflects the commencement of operations at the Campos do Ventos and São Benedito Wind Complexes in April and July 2016, respectively.

                        Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2016 amounted to R$2,087 million, an increase of 16% (or R$288 million) compared to R$1,799 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of 23.9% (R$254 million) in revenue from Industrial Free Consumers, driven by an increase of 26.2% in volumes; (ii) an increase of 212.8% (or R$97 million) in revenue from Commercial Free Consumers, driven by an increase of 222.3% in volumes; and (iii) an increase of R$57 million in other operational revenue, which reflected an indemnification payment received from generation companies that did not deliver the amounts of energy contracted for 2016.

These increases were partially offset by: (i) a decrease of 63.6% (R$101 million) in revenue from sales in the spot market, driven by a 45.7% decrease in volume; and (ii) an increase of 16.4% (R$30 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis of calculation for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2016 amounted to R$400 million, an increase of 35.9% (or R$106 million) compared to R$295 million in the year ended December 31, 2015.  This increase was mainly due to:  (i) an increase of R$67 million in revenues from construction and maintenance services; (ii) an increase of R$35 million in revenues from administrative and IT outsourcing; and (iii) an increase of R$28 million in revenues from rental of generation assests and from consulting and management services related to energy efficiency improvements. These increases were partially offset by: (i) a decrease of R$19 million in revenues from collections and payment services of our subsidiary CPFL Total; and (ii) an increase of 53.8% (or R$9 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in our gross operating revenues (the basis of calculation for these taxes).

Income from Electric Energy Service by Destination

            Cost of Electric Energy

Electricity purchased for resale.  Our costs for the purchase of energy for resale decreased 16.9% (or R$1,998 million) in the year ended December 31, 2016, to R$9,849 million (59.4% of our total operating costs and operating expenses) compared with R$11,847 million for the year ended December 31, 2015 (representing 66.0% of our total operating costs and operating expenses), mainly due to a decrease of 23.8% in average prices, reflecting:

(i) a decrease of R$844 million in purchases of energy from Itaipu, reflecting a decrease of 31.0% in the average price of energy purchased (in reais), itself caused by a 32.3% decrease in the tariff (which is established on an annual basis by ANEEL in US$/kW) and 4.3% depreciation in the average rate of the real against the U.S. dollar during 2016 compared with 2015, offset by a 2.3% increase in the volume of energy purchased;

(ii) a decrease of 72.5% (or R$711 million) in cost of energy purchased in the spot market, driven by a decrease of 43.7% in volume purchased; and

(iii) a decrease of 7.1% (or R$655 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 15.5% in the volume of energy purchased, which was more than offset by reductions in average purchase prices.

These decreases were partially offset by a decrease of R$209 million (or 17.1%) in PIS and COFINS tax credits related to purchases of energy.

Electricity network usage charges.  Our charges for the use of our transmission and distribution system decreased 7.8% (or R$114 million) to R$1,351 million in the year ended December 31, 2016, mainly as a result of:  (i) a decrease of R$193 million in System Service Charges; and (ii) a decrease of R$13 million in Basic Network Charges.  These decreases were partially offset by (i) an increase of R$54 million in Reserve Energy Charges; (ii) an increase of R$29 million in Connection Charges; and (iii) a decrease of R$11 million in tax credits related to network usage charges (which represents an increase in electricity network usage charges).  For further information about electricity network usage charges, see note 28 to consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2015, our other costs and operating expenses increased 16.1% (or R$747 million) to R$5,389 million in the year ended December 31, 2016, mainly due to the following events: (i) an increase of 29.4% (or R$307 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 16.5% (or R$155 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements as well as a 33.6% increase in our number of employees at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iii) an increase of 16.5% (or R$92 million) in expenses related to outsourced services; (iv) an increase of R$67 million in expenses related to disposal of assets; (v) an increase of 6% (or R$59 million) in depreciation and amortization expenses; (vi) an increase of 35.7% (or R$50 million) in inventory consumption; and (vii) an increase of 39% (or R$49 million) in allowance for doubtful accounts.

Those increases were offset by: (i) an decrease of 31% (or R$82 million) in legal, judicial and indemnity expenses; and (ii) a decrease of 15.7% (or R$48 million) in expenses from Intangible Assets of Concession amortization.

            Income from Electric Energy Service

Compared to the year ended December 31, 2015, our income from electric energy service decreased 4.6% (or R$122 million) to R$2,523 million in the year ended December 31, 2016, since our net operating revenue decreased by more in absolute terms (R$1,491 million) than the decrease in our cost of generating and distributing electric energy and other operating costs and expenses (R$1,368 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2015, income from electric energy service from our Distribution segment decreased 19.5% (or R$303 million) to R$1,254 million in the year ended December 31, 2016.  As discussed above, net operating revenues from the segment decreased by 11.4% (or R$1,928 million) while costs and operational expenses related to the segment decreased by 10.5% (or R$1,625 million).  The main contributing factors to the changes in costs and operational expenses were as follows:

Electricity costs.  Compared to the year ended December 31, 2015, electricity costs decreased 18.3% (or R$2,187 million), to R$9,760 million in the year ended December 31, 2016.  The cost of energy purchased for resale decreased 19.6%, (or R$2,065 million), reflecting:  (i) a decrease of 29.4% (or R$844 million) in purchases of energy from Itaipu, as described above; (ii) a decrease of 10.2% (or R$805 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 11.8% in the volume of energy purchased, which was more than offset by lower prices; and (iii) a decrease of 74.4% (or R$628 million) in the cost of energy purchased in the spot market and from PROINFA contracts driven by a decrease of 60.5% in the volume purchased.  These decreases were partially offset by a decrease of 19.6% (or R$211 million) in PIS and COFINS tax credits related to purchases of energy.

In addition, charges for the use of the transmission and distribution system decreased 8.8% (or R$122 million) mainly due to:  (i) a decrease of 34.5% (or R$191 million) in System Service Charges costs; and (ii) a decrease of R$16 million in Basic Network Charges cost.  These decreases in charges for the use of the transmission and distribution system were partially offset by:  (i) an increase of 95.2% (or R$52 million) in Reserve Energy Charges costs; (ii) an increase of 32.6% (or R$19 million) in Connection Charges costs; and (iii) a decrease of 8.2% (or R$11 million) in tax credits related to network usage charges (which represents an increase in electricity network usage charges).

Other costs and operating expenses.  Compared to the year ended December 31, 2015, our other costs and operating expenses for the Distribution segment increased 16.2% (or R$562 million), to R$4,026 million in the year ended December 31, 2016, mainly due to (i) an increase of 29.3% (or R$295 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 24.2% (or R$128 million) in expenses related to outsourced services; (iii) an increase of 11.3% (or R$74 million) in personnel expenses due to the impact of a collective bargaining agreement negotiated in 2015 and a 52.2% increase in the number of employees in this segment at year-end, although this was mainly due to the acquisition of RGE Sul and only impacted expenses in November and December; (iv) an increase of 38.4% (or R$47 million) in expenses related to provision for doubtful receivables; (v) an increase of 7.8% (or R$36 million) in depreciation and amortization expenses; (vi) an increase of 30.3% (or R$29 million) in expenses from inventory and equipment acquisitions; (vii) an increase of 93.1% (or R$26 million) in expenses related to loss on disposal of noncurrent assets; and (vii) an increase of 46.2% (or R$15 million) in expenses related to regulatory fines. These increases were partially offset by a decrease of 21.1% (or R$52 million) in legal, judicial and indemnity expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Conventional Generation segment increased 23.7% (or R$129 million) to R$672 million in the year ended December 31, 2016. This increase was mainly due to an increase of 2% in net operating revenue (or R$20 million, as discussed in the section “Sales by Segment” above), combined with the decrease of 24.9% (or R$110 million) in costs and operational expenses, reflecting mainly a decrease of R$127 million in electricity purchased for resale, driven by a 30.2% decrease in volumes combined with lower prices in comparison with the period ended December 31, 2015. This decrease was partially offset by an increase of 7.2% (or R$16 million) in other costs and operating expenses, mainly due to:  (i) recognition of R$7 million expense related to amortization of GSF costs (see note 29 to our audited annual consolidated financial statements); and (ii) an increase of 30% (or R$5 million) in expenses from asset leasing.

Generation (renewable sources)

Compared to the year ended December 31, 2015, income from electric energy service from our Renewable Generation segment decreased 4.5% (or R$21 million) to R$440 million for the year ended December 31, 2016.  This decrease was mainly due to the increase of 8.4% (or R$95 million) in costs and operational expenses, which exceeded in absolute terms the increase of 4.5% (or R$75 million) in net operating revenue (as discussed in the section “Sales by Segment” above).

The increase in costs and operational expenses mainly reflects:  (i) an increase of R$98 million in expenses related to impairment charges and other write-downs of noncurrent assets, mainly SHPPs Aiuruoca (R$40 million of impairment charge and R$14 million of other write-down), Cachoeira Grande (R$7 million of write-down), Santa Cruz (R$6 million of write-down), Campo dos Ventos IV (R$4 million of write-down) and Eurus V (R$4 million of write-down), combined with the fact that in 2015 we recognized positive income in this line item of R$24 million derived from compensation for loss of non-current assets under an insurance claim paid out to the biomass generation facilities CPFL Bio Pedra (R$21 million) and CPFL Bioenergia (R$3 million); (ii) an increase of 21.2% (or R$32 million) in expenses for outsourced services; (iii) an increase of 4.5% (or R$17 million) in depreciation and amortization expenses; (iv) an increase of 21.8% (or R$12 million) in personnel expenses due to the collective bargaining agreement negotiated in 2015; and (v) an increase of 14.4% (or R$11 million) in charges for use of the transmission and distribution system.

These increases in costs were partially offset by a decrease of 62.2% (or R$89 million) in cost from energy purchased in the Free Market driven by decreases in average prices.

Commercialization

Compared to the year ended December 31, 2015, income from electric energy service from our Commercialization segment increased 27.1% (or R$34 million), to R$159 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 16% (or R$288 million) in net operating revenues of the segment, as discussed in “Sales by Segment” section above, which exceeded the increase of 15.2% (or R$254 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to an increase of 17.4% (or R$307 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 26.2% in the volume of energy purchased partly offset by lower purchase prices.  This increase was partly offset by:  (i) a reduction of 98.2% (or R$32 million) in the cost of energy purchased in the free market, driven by lower average prices and a 22.8% reduction in the volume of energy purchased; and (ii) an increase of 15.3% (or R$25 million) in tax credits related to energy purchases (which represents an increase in electricity network usage charges).

Services

Compared to the year ended December 31, 2015, income from electric energy service from our Services segment increased 113.5% (or R$35 million), to R$65 million in the year ended December 31, 2016.  This increase was due to the net effect of the increase of 35.9% (or R$106 million) in net operating revenues, as discussed in “Sales by Segment” section above, which exceeded the increase of 26.9% (or R$71 million) in costs and operational expenses.  The increase in costs and expenses was mainly due to:  (i) the increase of R$41 million in personnel expenses due to an increase in the number of employees and due to collective bargaining agreements; and (ii) an increase of R$29 million in expenses from purchases of operating materials and equipment.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2015, our net financial expense increased 3.2% (or R$46 million), from R$1,408 million in 2015 to R$1,453 in the year ended December 31, 2016, mainly due to an increase of R$103 million in our financial expenses, partly offset by an increase of R$57 million in our financial income.

The reasons for the increase in financial expenses are:  (i) an increase of 5% (or R$86 million) in debt charges; (ii) an increase of R$24 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (iii) an increase of 2.4% (or R$17 million) in financial expenses from monetary and exchange adjustments.  These increases in financial expenses were partially offset by an increase of 49.4% (or R$23 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The increase in financial income is mainly due to following reasons:  (i) an increase of 41.2% (or R$195 million) in income from financial investments; (ii) an increase of 14% (or R$30 million) in interest and fine payments; and (iii) an increase of 21.6% (or R$26 million) in income from monetary and exchange adjustments.  These increases were partially offset by (i) a reduction of 79.9% (or R$130 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) a decrease of 58.4% (or R$49 million) in income from adjustment of escrow deposits; and (iii) a decrease of R$25 million in adjustment of tax credits.

At December 31, 2016, we had R$16,452 million (compared with R$14,793 million at December 31, 2015) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates.  The CDI interbank rate increased to 14% in 2016, compared to 13.2% in 2015; and the TJLP increased to 7.5% in 2016, compared to 7% in 2015.  We also had the equivalent of R$5,502 million (compared with R$6,940 million at December 31, 2015) of debt denominated in foreign currency, principally U.S. dollars.  In order to reduce the exchange rate risk with respect to this foreign currency‑denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased to R$501 million in the year ended December 31, 2016 compared with R$579 million in the year ended December 31, 2015.  Our effective rate of 36.3% on pretax income in the year ended December 31, 2016 was higher than the official rate of 34%, principally due to our inability to use certain tax loss carryforwards.  This unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2015, and due to the factors discussed above, net income increased 0.4% (or R$4 million), to R$879 million in the year ended December 31, 2016.

Net Income by Segment

In the year ended December 31, 2016, 46.3% of our net income derived from our Distribution segment, 57.4% from our Generation from Conventional Sources segment, negative 16% from our Generation from Renewable Sources segment, 12.8% from our Commercialization segment, 6.1% from our Services segment and negative 6.6% from Other.

Distribution

Compared to the year ended December 31, 2015, net income from our Distribution segment decreased 34.9%, (or R$219 million), to R$407 million in the year ended December 31, 2016, as a result of a decrease of 19.5% (or R$303 million) in income from electric energy service and an increase of 6.7% (or R$35 million) in net financial expenses, partly offset by a decrease of 28.7% (or R$119 million) in Income and Social Contribution Taxes expenses.

The increase in the segment’s net financial expenses was mainly due to:

  an increase of R$75 million in financial expenses, mainly due to an increase of R$108 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness, partially offset by an decrease of R$31 million in other financial expenses, mainly interest on intercompany loans and Tax on Financial Transactions (Impostos sobre Operações Financeiras or IOF); partly offset by an increase of R$41 million in financial income, mainly due to:  (i) an increase of 126.5% (or R$207 million) in income from financial investments; and (ii) an increase of 13.6% (or R$29 million) in arrears of interest and fines.  These increases were partly offset by:  (i) a decrease of 79.6% (or R$130 million) in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); and (ii) a reduction of 56.6% (or R$48 million) in income from adjustment of escrow deposits.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 78.5% (or R$222 million) to R$505 million during the year ended December 31, 2016 from R$283 million for the year ended December 31, 2015.  This increase is mainly due to:  (i) the increase of 23.7% (or R$129 million) in income from electric energy service; (ii) the increase of 43.6% (or R$95 million) in equity interests in joint ventures (see note 13 to our audited annual consolidated financial statements); and (iii) a decrease of 13.6% (or R$60 million) in net financial expenses.  These increases were partially offset by an increase of 162.3% (or R$61 million) in Income and Social Contribution Taxes expenses.

The decrease in net financial expenses was due mainly to:  (i) an increase of 102.9% (or R$52 million) in income from financial investments; and (ii) an increase of 106.1% (or R$35 million) in positive monetary and exchange variations.  These increases were partially offset by an increase of R$13 million in debt charges and negative monetary and exchange variations, due mainly to the increase in our indebtedness level.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment increased by 150.1% (or R$85 million) to R$141 million in the year ended December 31, 2016 compared to net loss of R$56 million in 2015, mainly due to the combined effect of the decrease of 4.5% (or R$21 million) in income from electric energy service and an increase of 14.3% (or R$67 million) in net financial expenses and, slightly offset by a decrease of R$3 million in Income and Social Contribution Taxes expenses.

The increase in net financial expenses was driven by an increase of R$92 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$22 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

Commercialization

Compared to the year ended December 31, 2015, net income from our Commercialization segment increased 27.5% (or R$24 million), to R$112 million in the year ended December 31, 2016, reflecting the combined effect of an increase of 27.1% (or R$34 million) in the income from electric energy service and a slight decrease of R$2 million of net financial income, partly offset by an increase of R$12 million in Income and Social Contribution Taxes expenses.

Services

Compared to the year ended December 31, 2015, net income from our Services segment increased 4.2% (or R$2 million), to R$54 million in the year ended December 31, 2016.  This relatively stable number reflects an increase of 113.5% (or R$35 million) in the segment’s income from electric energy service, partially offset by a decrease of 86.1% (or R$34 million) in net financial income (driven mainly by a decrease of R$37 million in income from financial investments due to the reduction in average bank account balances).  Income and social contribution taxes expenses for the segment decreased by R$1 million.

Operating Results - 2015 versus 2014

Net Operating Revenue

Compared to the year ended December 31, 2014, our net operating revenues increased 18.4% (or R$3,200 million) in the year ended December 31, 2015, amounting to R$20,599 million.  The increase in operating revenue primarily reflected an increase in the average overall tariff adjustment, which combines the RTA, Tariff Flags and RTE effects on our distribution subsidiaries, applying particularly to electricity sales to Captive Consumers and TUSD revenue from Free Consumers in our concession areas.  In addition, we recognized an increase of R$1,596 million in revenue related to Sector Financial Assets and Liabilities, which equaled R$2,507 million in 2015 compared with R$911 million in 2014. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to receive cash from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our audited annual consolidated financial statements).  This leads to an adjustment to recognize the future increase (or decrease) in tariffs to take account of additional (or lower) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue.  The increase in this item in 2015 was principally driven by the depreciation of the real, leading to a future adjustment in tariffs to take account of the increased expenses in purchasing energy (in U.S. dollars) from the Itaipu generation facility.

Net operating revenue for the year ended December 31, 2015, includes the net operating revenue from the assets acquired from WF2 (DESA) for the full twelve months, while net operating revenue for the year ended December 31, 2014 only includes net operating revenue from these assets for three months, as they were acquired in the fourth quarter of 2014. Also included in net operating revenue are the revenues relating to the construction of concession infrastructure in the amount of R$1,047 million in the year ended December 31, 2015, which did not affect our results, due to corresponding costs in the same amount.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to final consumers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to Final Consumers increased 49.7% (or R$7,777 million) in the year ended December 31, 2015, to R$23,425 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our eight distribution subsidiaries as well as well as TUSD revenue from the use of our network by Captive Consumers, both being subject to tariff adjustment, as described below.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each category of consumer. The month in which the tariff adjustment becomes effective varies. The adjustment for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In the year ended December 31, 2015, energy prices increased by an average of 56.8%, mainly due to the positive average overall tariff adjustment of our distribution subsidiaries (consisting of RTA, Tariff Flags and RTE effects). See note 27 to our consolidated financial statements. Average prices for Final Consumers in 2015 were higher for all consumer categories:

•           Residential and commercial consumers. With respect to Captive Consumers (which represent 99.7% of the total amount sold to this category in our consolidated statements), average prices increased 53.6% for residential and 54.9% for commercial, due to the positive average overall tariff adjustment, as described above. With respect to Free Consumers (which comprises only commercial consumers) the average price increased 31.6%.

•           Industrial consumers. Average prices increased 60.2% for Captive Consumers, mainly due to tariff adjustments, as described above. With respect to Free Consumers, the average price for industrial consumers increased 42.8%. The increase in the average price for industrial consumers was due to the tariff increase, which resulted from annual adjustment to tariffs in the contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2015 decreased 4.5% compared to the year ended December 31, 2014. The volume sold to residential and commercial categories, which accounts for 64.5% for our sales to Final Consumers, decreased 2.0% and 1.9%, respectively. These decreases are a result of an increase in unemployment, decreasing real incomes and an increase in electricity tariffs. Our results in these categories were also adversely affected by milder temperatures throughout the year.

The volume sold to industrial consumers, which represented 23.6% of our sales to Final Consumers in 2015 (compared with 24.7% in 2014), decreased by 9.9% in the year ended December 31, 2015 compared to the year ended December 31, 2014. Volumes to Captive Consumers in this category decreased 7.3%, while those in the Free Market decreased 14.4%, reflecting weaker performance in Brazilian economic activity, the recent decline in confidence in the Brazilian industrial sector and increased inventory held by Brazilian companies throughout the year. Additionally, industrial consumers in our distribution concession areas that buy from other suppliers in the Free Market also pay us a fee for the use of our network, and this revenue is reflected in our consolidated financial statements under “Other Operating Revenues”.

Sale to Wholesalers

Compared to the year ended December 31, 2014, our gross operating revenues from sales to wholesalers increased 14.0% (or R$434 million) to R$3,537 million in the year ended December 31, 2015 (10.3% of gross operating revenues), due mainly to an increase of 31.5% (or R$533 million) in sales of electricity to other concessionaires and licensees, composed of an increase of 10.7% in the volume sold and 18.8% in the average price. This increase was offset by a decrease of 10.4% (R$101 million) in sales of energy in the spot market, which represents the net effect of an increase of 82.2% in the volume of energy sold and a decrease of 50.8% in the average price compared to 2014. The decrease of the average price can be explained by the decrease in the PLD ceiling price approved by ANEEL in 2015, which was R$388.48/MWh in 2015 compared to R$822.83/MWh in 2014.

Other operating income

Compared to the year ended December 31, 2014, our other gross operating revenues (which excludes TUSD revenue from captive consumers) increased 75.8% (or R$3,057 million) in the year ended December 31, 2015 to R$7,091 million (20.7% of our gross operating revenues), mainly due to:  (i) the increase of R$1,596 million in revenue from Sector Financial Assets and Liabilities described above; (ii) an increase of 91.6% (or R$907 million) in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers due to annual tariff adjustment on such contracts; (iii) an increase of R$300 million in income from adjustment of estimated cash flow of the Concession Financial Asset in 2015 (see note 27 to our consolidated audited financial statements); (iv) the increase of 16.2% (or R$125 million) in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 27.4 to our audited annual consolidated financial statements); and (v) an increase of 10.8% (or R$102 million) in revenue from construction of concession infrastructure.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue. The state level value added tax (ICMS) is calculated based on gross operating revenue to Final Consumers (Billed); federal PIS and COFINS taxes are calculated based on total gross operating revenue, while the research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue. Other regulatory charges vary depending on the regulatory effect reflected in our tariffs. These deductions represented 40.4% of our gross operating revenue in the year ended December 31, 2015 and 24.1% in the year ended December 31, 2014. Compared to the year ended December 31, 2014, these deductions increased by 149.6% (or R$8,213 million) to R$13,703 million in 2015, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2015 (see note 27.6 to our consolidated financial statements); (ii) an increase of R$1,796 million in tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 50.8% (or R$1,579 million) in ICMS, as a result of the rise of in our billed supply and; (iv) an increase of 57.5% (or R$1,084 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Sales by segment

Distribution

Compared to the year ended December 31, 2014, net operating revenues from our Distribution segment increased 23.2% (or R$3,196 million) to R$16,968 million in the year ended December 31, 2015.  This increase primarily reflected:  (i) an increase related to annual tariff adjustments of our distribution subsidiaries due to the combined effect of RTA, Tariff Flags and RTE effects, which increased electricity sales to Captive Consumers in our concession areas by R$7,564 million; (ii) the R$1,596 million increase in the Sector Financial Assets and Liabilities item described above; (iii) an increase of R$911 million in TUSD revenue from the use of our network by Free Consumers that purchase electricity from other suppliers; (iv) an increase of R$620 million in sales to wholesalers, driven by an increase of 125.1% in the volume of energy sold in the spot market to other concessionaires and licensees, offset by a reduction of 38.7% in the average price; (v) an increase of R$300 million in income from adjustment of estimated cash flow of the Concession Financial Asset in 2015 (see note 27 to our consolidated audited financial statements) (vi) an increase of R$132 million in revenue from construction of concession infrastructure and; (vii) an increase of R$125 million in revenue related to the low-income subsidy and discounts on tariffs reimbursed by funds from the CDE Account.

Those increases were partially offset by an increase of R$8,210 million in deductions from operating revenues, mainly due to: (i) an increase of R$3,698 million in contributions made to the CDE Account due to new quotas defined by ANEEL in 2015 (see note 27.6 to our consolidated financial statements); (ii) the increase of R$1,796 million relating to the tariff flag revenues recognized in 2015, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; (iii) an increase of 51.7% (or R$1,574 million) in ICMS, as a result of the increase in our billed supply and; (iv) an increase of 69.5% (or R$1,093 million) in PIS and COFINS, mainly due to the increase in our gross operating revenues (the calculation base for these taxes).

Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2015 amounted to R$984 million, a decrease of 17.4% (or R$207 million) compared to R$1,190 million in the year ended December 31, 2014. This decrease was mainly due to:

(i) a decrease of 92.0% (R$136 million) in revenue from energy sold in the spot market (which is the aggregated effect of a decrease of 13.0% in the volume sold in this period and a decrease of 90.8% in the average price). This revenue comprises energy sold to other MRE participants who have not generated energy at their Assured Energy levels, as well as energy sold to parties who are not MRE participants. For the year ended December 31, 2015, approximately 99% of the energy available to the spot market was sold to MRE participants, for which the tariff is fixed on an annual basis by ANEEL. This tariff, known as Energy Optimization Tariff (“Tarifa de Energia de Otimização”, or TEO) was R$11.25/MWh for the year ended December 31, 2015.

(ii) a decrease of 12.7% (or R$83 million) in sales to our distribution subsidiaries, which represents the net effect of an increase of 20.1% in the volume sold offset by a decrease of 27.3% in the average price of energy sold in this period.

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2015 amounted to R$1,598 million, an increase of 15.8% (or R$218 million) compared to R$1,380 million in the year ended December 31, 2014. This increase was mainly due to: (i) an increase of 11.7% (R$162 million) in energy sold to other concessionaires and licensees, which reflects an increase of 9.8% in the volume and 1.8% in the average price of energy sold; (ii) an increase of R$31 million in other operational revenues derived from insurance claims paid out to CPFL Bio Pedra, CPFL Coopcana and CPFL Alvorada; (iii) an increase of 17.3% (R$15 million) in revenue from energy sold in the spot market, which reflects an increase of 89.0% in the volume of energy sold offset by a decrease of 38.0% in the average price and; (iv) an increase of R$13 million in revenue from Free Consumers (Industrial and Commercial classes), to whom 37,656 MWh was sold in the year ended December 31, 2015, compared to no revenues in this category in the year ended December 31, 2014. The increase of volume of energy sold mentioned in items (i) and (iii) reflects the acquisition of assets from WF2 (DESA) in the last quarter of 2014 and the commencement of operations at Morro dos Ventos II wind farm in April 2015.

Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2015 amounted to R$1,799 million, a decrease of 17.4% (or R$380 million) compared to R$2,179 million in the year ended December 31, 2014. This decrease was mainly due to: (i) a decrease of 77.5% (or R$547 million) in revenue from sales to the CCEE, which reflects the decrease in the volume (28.8%) and average price (68.4%) of energy sold in comparison with the year ended December 31, 2014 and; (ii) a decrease of 6.6% (or R$54 million) in revenue from sales to other concessionaires and licensees, which is the result of a decrease of 30.8% in the average price offset by an increase of 34.9% in the volume of energy sold. Those decreases were partially offset by (i) an increase of 22.2% (or R$193 million) in revenue from Industrial Free Consumers, which reflects an increase of 42.8% in the average price offset by a reduction of 14.4% in the volume of energy sold and; (ii) a reduction of R$39 million in deductions from operating revenues (PIS and COFINS taxes), mainly due to the decrease in our gross operating revenues (the calculation base for these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2015 amounted to R$295 million, a decrease of 14.5% (or R$50 million) compared to R$345 million in the year ended December 31, 2014. This decrease was mainly due to a decrease of R$68 million in revenue from construction contracts, driven by the reclassification of two transmission assets to Other activities in 2015 whereas these assets contributed to revenues of the Services segment in 2014; the costs associated with these construction contracts were also reclassified to Other activities, however. In addition, revenues from leasing and renting activities recorded a decrease of 80.6% (or R$10 million). These decreases were offset by an increase of 7.0% (or R$20 million) in revenue from sales of products and services.

Income of Electric Energy Service by destination

Following discussions between generation companies and the Brazilian government regarding exposure to spot market costs under the GSF, the government enacted Federal Law 13,203 on December 8, 2015.   In the Regulated Market, Federal Law 13,203 allowed generation companies to renegotiate their concessions, capping the GSF cost at a risk premium of R$9.50/MWh per year through the end of the power purchase agreement or the end of the concession, whichever occurs sooner.

In December 2015, our generation subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis and our joint ventures ENERCAN and Chapecoense opted to renegotiate their Regulated Market constracts under Federal Law 13,203.  Under this renegotiation, the amount of R$61 million paid by Ceran, Paulista Lajeado and CPFL Renováveis in respect of the 2015 GSF prior to enactment of Federal Law 13,203 has been recorded as a prepaid expense, covering our exposure to the R$9.50/MWh per year from January 1, 2016 through June 30, 2020, and will be amortized over that period.

Cost of electric energy

Energy purchased for resale. Compared to the year ended December 31, 2014, our costs to purchase energy for resale increased 16.6% (or R$1,689 million) in the year ended December 31, 2015, to R$11,847 million (66.0% of our total operating costs and operating expenses) from R$10,158 million for the year ended December 31, 2014 (representing 68.8% of our total operating costs and operating expenses), mainly due to an increase of 17.2% in the overall average price, reflecting:

(i) an increase of R$1,486 million in purchases of energy from Itaipu reflecting an increase of 110.5% in the average price of energy purchased (in reais), caused by the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and the increase of 46.1% of the tariff (which is established on an annual basis by ANEEL in US$/kW), offset by a 1.5% decrease in the volume of energy purchased;

(ii) a decrease (which represents an increase of Cost of Electric Energy) of R$2,341 million in reimbursement of costs by the CDE Account in comparison with the year ended December 31, 2014;

(iii) an increase of 4.0% (or R$355 million) in the cost of energy purchases in the Regulated Market, which represents the net effect of an increase of 4.7% in the volume of the energy purchased offset by a reduction of 0.7% in the average price.

These increases were partially offset by:

(i) a decrease of 76.0% (or R$2,294) million in cost from energy purchased in the Free Market (reflecting a decrease of 41.9% in the volume and 58.7% in the average price of energy purchased) and;

(ii) an increase of 19.1% (or R$191 million) in tax credits (PIS and COFINS) from purchases of energy.

Electricity network usage charges. Compared to the year ended December 31, 2014, our charges for the use of our transmission and distribution system increased 201.7% (or R$979 million) to R$1,465 million in the year ended December 31, 2015, mainly as a result of: (i) an increase of R$882 million in the System Service Charges; (ii) an increase of R$ 120 million in the Basic Network Charges and; (iii) an increase of R$44 million in Reserve Energy Charges. These increases were offset by an increase of R$98 million in tax credits from sectorial charges. For further information about electricity network usage charges, see note 28 to our consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2014, our other costs and operating expenses increased 12.6% (or R$519 million) to R$4,642 million in the year ended December 31, 2015, mainly due to the following events: (i) an increase of R$103 million (or 10.9%) in expenses related to the construction of concession infrastructure; (ii) an increase of R$102 million (or 11.7%) in depreciation and amortization expenses; (iii) an increase of R$87 million in personnel expenses under our collective bargaining agreements as well as an increase of 8.2% in our number of employees; (iv) an increase of R$71 million (or 36.9%) in legal, judicial and indemnity expenses; (v) an increase of R$43 million (or 51.6%) in allowance for doubtful accounts; (vi) accounting of R$39 million related to impairment losses of our subsidiaries, principally CPFL Telecom and to a lesser extent CPFL Total and; (vii) an increase of R$33 million in expenses from outsourced services.

Income from Electric Energy Service

Compared to the year ended December 31, 2014, our income from electric energy service increased 0.5% (or R$12 million) to R$2,645 million in the year ended December 31, 2015, due to the net effect of an increase in our net operating revenue (R$3,200 million) in a higher amount than the increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$3,188 million).

Income of Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2014, income from electric energy service from our Distribution segment decreased 8.2% (or R$139 million) to R$1,557 million in the year ended December 31, 2015, which represents the net effect in the income from electric energy service due to an increase of 23.2% (or R$3,196 million) in net operating revenues (as discussed above) and an increase of 27.6% (or R$3,335) to costs and operational expenses. The main contributing factors to variations in cost and operational expenses were:

Cost of electric energy: Compared to the year ended December 31, 2014, electricity costs increased 32.6% (or R$2,937 million), to R$11,947 million in the year ended December 31, 2015. The cost of energy purchased for resale increased 23.1%, (or R$1,980 million), reflecting an increase of 22.0% in average prices, arising mainly from exchange rate variations in the energy purchases from Itaipu. In addition, charges for the use of the transmission and distribution system increased 223.8% (or R$958 million) mainly due to: (i) an increase of R$877 million in System Service Charges; (ii) an increase of R$104 million (or 15.5%) in the Basic Network Charges; (iii) an increase of R$44 million in Reserve Energy Charges. These increases in charges for the use of the transmission and distribution system were partially offset by an increase of R$97 million in tax credits from network usage charges.

Other Operating Costs and Expenses. Compared to the year ended December 31, 2014, our other costs and operating expenses for the Distribution segment increased 13.0% (or R$398 million), to R$3,464 million in the year ended December 31, 2015, mainly due to: (i) an increase of R$132 million (or 15.0%) in expenses related to the construction of concession infrastructure; (ii) an increase of R$59 million in legal, judicial and indemnity expenses; (iii) an increase of R$53 million in personnel expenses due to a collective bargaining agreement negotiated in 2015 and an increase of 11.5% in the number of employees, partially offset by a lower distributions from our profit-sharing plan; (iv) an increase of R$49 million in outsourced services; (iv) an increase of R$44 million in expenses related to provision for doubtful receivables and; (v) an increase of R$20 million in depreciation and amortization expenses.

Generation (conventional sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Conventional Generation segment increased 12.6% (or R$61 million) to R$543 million in the year ended December 31, 2015. This increase was mainly due to a decrease in net operating revenue (R$207 million, as discussed in the section above) that was lower than the decrease in costs and operational expenses (reduction of R$267 million), reflecting a decrease of R$261 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014.

Generation (renewable sources)

Compared to the year ended December 31, 2014, income from electric energy service from our Renewable Generation segment increased 99.2% (or R$229 million) to R$461 million for the year ended December 31, 2015. This increase was mainly due to an increase in net operating revenue of R$218 million (as discussed in the section  above) and a decrease of R$11 million in costs and operational expenses, reflecting a decrease of R$150 million in electricity purchased for resale, for which average prices decreased 59.8% in comparison with the period ended December 31, 2014. Such increase was offset by: (ii) an increase of R$80 million in depreciation and amortization expenses; (iii) an increase of R$24 million in expenses for outsourced services; (iv) an increase of R$22 million in charges for use of the transmission and distribution system; and (v) an increase of R$9 million in expenses from inventory and materials acquisitions.

Commercialization

Compared to the year ended December 31, 2014, income from electric energy service from our Commercialization segment decreased 39.1% (or R$80 million), to R$125 million in the year ended December 31, 2015. This increase was due to the net effect of a decrease of 17.4% (or R$380 million as discussed in “Sales by Segment” section above) in net operating revenues in a higher amount than the decrease of 15.2% (or R$300 million) in costs and operational expenses. The decrease in costs and expenses was mainly due to the decrease of R$305 million in electricity purchased for resale, reflecting a decrease of 16.2% in the volume of energy purchased offset by an increase of 0.5% in the average price. In addition, the decrease in costs and expenses was offset by an increase of R$3 million in charges for use of the transmission and distribution system.

Services

Compared to the year ended December 31, 2014, income from electric energy service from our Services segment decreased 32.1% (or R$14 million), to R$31 million in the year ended December 31, 2015. This decrease reflected the fact that net operating revenues decreased by 14.5% (or R$50 million), as discussed above, or more than the 11.8% (or R$36 million) decrease of costs and operational expenses. The decrease in costs and expenses was mainly due to a decrease of R$65 million in expense related to construction contracts, driven by the reclassification of two transmission assets to Other activities in 2015 as described above. This decrease was partially offset by (i) the increase of R$24 million in personnel expenses due to an increase in the number of employees and due to collective bargain agreements and (ii) an increase of R$4 million in depreciation and amortization expenses.

Net Income by destination

Net Financial Expense

Compared with the year ended December 31, 2014, our net financial expense increased 19.0% (or R$225 million), from R$1,183 million in 2014 to R$1,408 in the year ended December 31, 2015, mainly due to an increase of R$583 million in our financial expense, offset by an increase of R$357 million in our financial income.

The reasons for the increase in financial expenses are: (i) an increase of R$439 million in financial expenses from monetary and exchange adjustments; and (ii) an increase of R$183 million in debt charges.  Those increases in financial expenses were partially offset by an increase of R$33 million in capitalized borrowing costs, which is accounted as a decrease in financial expenses.

The increase in financial income is mainly due to following reasons: (i) an increase of R$163 million in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) an increase of R$72 million in income from monetary and exchange adjustments; (iii) an increase of R$69 million in interest and fine payments; (iv) an increase of R$42 million in income from financial investments; and (v) an increase of R$32 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$57 million related to tax expenses on financial income (PIS and COFINS taxes), which is accounted for as a reduction of financial income.

At December 31, 2015, we had R$14,793 million (R$15,709 million at December 31, 2014) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates. We also had the equivalent of R$6,940 million (R$3,441 million at December 31, 2014) of debt denominated in U.S. dollars. In order to reduce the risk of exchange losses with respect to these U.S. dollar denominated debts and variations in interest rates, we have the policy of using derivatives to reduce the risks of variations in exchange and interest rates. The CDI interbank rate increased to 13.2% in 2015, compared to 10.5% in 2014, and the TJLP increased to 7% in 2015, compared to 5% in 2014.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes decreased from R$624 million in the year ended December 31, 2014 to R$579 million in the year ended December 31, 2015. The effective rate of 39.8% on pretax income in the year ended December 31, 2015 was higher than the official rate of 34.0%, principally due to our inability to use certain tax loss carryforwards. Such amount of unrecorded credit corresponds to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our consolidated financial statements).

Net Income

Compared to the year ended December 31, 2014, and due to the factors discussed above, net income decreased 1.3% (or R$11 million), to R$875 million in the year ended December 31, 2015.

Net Income by Segment

In the year ended December 31, 2015, 71.5% of our net income derived from our Distribution segment, 32.3% from our Generation from Conventional Sources segment, (6.4)% from our Generation from Renewable Sources segment, 10.1% from our Commercialization segment, 5.9% from our Services segment and (13.3)% from Other.

Distribution

Compared to the year ended December 31, 2014, net income from our Distribution segment decreased 25.9%, or (R$218 million), to R$626 million in the year ended December 31, 2015, as a result of a decrease of 8.2% (or R$139 million) in income from electric energy service, a decrease of 10.1% (or R$47 million) in expenses from Income and Social Contribution Taxes and an increase of 32.3% (or R$126 million) in net financial expenses. The increase in net financial expenses was mainly due to:

•         an increase of R$418 million in financial expenses.  This increase was substantially due to an increase of R$418 million in financial expenses from debt charges and monetary and exchange rate variations as a result of higher indebtedness.

•         an increase of R$292 million in financial income, mainly due to:  (i) an increase of R$163 million in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our consolidated audited financial statements); (ii) an increase of R$66 million in arrears of interest and fines; (iii) an increase of R$37 million in income from monetary and exchange adjustments; (iv) an increase of R$32 million in income from financial investments; and (v) an increase of R$31 million in adjustment for inflation of tax credits.  Those increases were offset by an increase of R$43 million in tax expenses on financial income (PIS and COFINS), which is accounted as a reduction of financial income.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 162.3% (or R$175 million) to R$283 million during the year ended December 31, 2015 from R$108 million for the year ended December 31, 2014. This increase is mainly due to the increase of 12.6% (or R$61 million) in income from electric energy service and the 263.4% (R$157 million) increase in the equity interest in joint ventures (see note 13 to our consolidated financial statements), partially offset by an increase of R$41 million increase in net financial expenses. The increase in net financial expenses reflected an increase of R$67 million in financial expenses (mainly due to an increase of R$69 million in debt charges and monetary and exchange variations), partly offset by an increase of R$25 million in financial income.

Generation (renewable sources)

The net loss from our Generation from Renewable Sources segment decreased by 66.4% (or R$112 million) to R$56 million in the year ended December 31, 2015, mainly due to an increase of 99.2% (or R$229 million) in income from electric energy service offset by an increase of 28.0% (or R$102 million) in net financial expenses. The increase in net financial expenses was driven by an increase of R$169 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$29 million in income from financial investments and an increase of R$28 million in capitalized borrowing costs.

Commercialization

Compared to the year ended December 31, 2014, net income from our Commercialization segment decreased 35.2% (or R$48 million), to R$88 million in the year ended December 31, 2015, reflecting a decrease of 39.1% (or R$80 million) in the income from electric service, offset mainly by a reduction of 40.6% (or R$28 million) in income and social contribution taxes expenses.

Services

Compared to the year ended December 31, 2014, net income from our Services segment increased 80.9% (or R$23 million), to R$52 million in the year ended December 31, 2015, reflecting an increase of R$43 million in net financial income (driven mainly by an increase of R$ 38 million in income from financial investments), partially offset by a decrease of R$14 million in income from electric energy service and by an increase of R$6 million in income and social contribution taxes expenses.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs. In 2016, sales to Captive Consumers represented 67.9% of the volume of electricity we delivered and 72.8% of our operating revenues, compared to 69.7% of the volume of electricity we delivered and 65.7% of our operating revenues in 2015.  These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff‑setting process, and our Management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff‑setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment — RTA

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2013. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	RGE Sul	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment(1)	4.53%	9.69%	‑10.66%	(6)	12.15%	‑1.83%	7.96%	6.98%	10.76%
Regulatory adjustment (2)	0.95%	‑2.27%	0.34%	(6)	‑2.82%	8.83%	‑1.47%	‑4.71%	‑8.06%
Total adjustment	5.48%	7.42%	‑10.32%	(6)	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)	14.56%	15.81%	18.83%	(6)	9.89%	2.00%	‑4.74%	‑3.16%	1.17%
Regulatory adjustment (2)	2.62%	3.92%	2.99%	(6)	4.96%	‑4.07%	‑2.93%	‑2.35%	‑4.90%
Total adjustment	17.18%	19.73%	21.82%	(6)	14.86%	‑2.07%	‑7.67%	‑5.51%	‑3.73%
2015
Economic adjustment(1)	37.31%	40.22%(4)	-8.07%	(6)	22.01%	28.90%	28.82%	30.24%	40.07%
Regulatory adjustment (2)	4.14%	16.15%(4)	4.31%	(6)	12.67%	‑5.55%	‑8.02%	‑5.36%	‑1.61%
Total adjustment	41.45%	56.37%(4)	-3.76%	(6)	34.68%	23.34%	20.80%	24.88%	38.46%
2016
Economic adjustment(1)	-0.29%	-5.35%	-0.67%	(6)	11.59% (5)	11.90% (5)	17.01% (5)	16.89% (5)	17.01% (5)
Regulatory adjustment (2)	10.18%	-7.19%	-0.81	(6)	10.92% (5)	4.67% (5)	4.03% (5)	7.46% (5)	12.45% (5)
Total adjustment	9.89%	-12.54%	-1.48%	(6)	22.51% (5)	16.57% (5)	21.04% (5)	24.35% (5)	29.46% (5)
2017
Economic adjustment(1)	(3)	(3)	(3)	(3)	1.37%	3.45%	3.18%	0.98%	3.88%
Regulatory adjustment(2)	(3)	(3)	(3)	(3)	-2.65%	-1.80%	-2.42%	0.66%	-1.83%
Total adjustment	(3)	(3)	(3)	(3)	-1.28%	1.65%	0.76%	1.64%	2.05%

(1)     This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)     This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)     Annual adjustments for RGE and CPFL Piratininga occur in June and October, respectively.

(4)     Represents the effect of Periodic Revisions – RTP for CPFL Piratinga that occurred in 2015, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.

(5)     Represents the effect of Periodic Revisions – RTP for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari that occurred in 2016, considering that there is no Annual Adjustment – RTA in the year of Periodic Revisions – RTP.  Additionally, on February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari to March every year.

(6)     Tariffs defined prior to the acquisition of RGE Sul.

Periodic Revisions

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011. For the third cycle, ANEEL has designated a method of recognizing which costs we may pass through to our consumers. In addition, ANEEL approved the methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators. As compared to the previous tariff cycle, this methodology negatively impacted our financial condition and results of operations.

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos. 648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015. The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers. Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula. Compared to the previous tariff cycle, the new methodology has positively impacted our financial condition and results of operations.

As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle		Fourth Cycle
	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.
		(%)		(%)		(%)		(%)
CPFL Paulista	Apr 2003	20.66	Apr 2008	-14.00	Apr 2013	-4.67(3)	Apr 2018	(4)
CPFL Piratininga	Oct 2003	10.14	Oct 2007	-12.77	Oct 2011	-3.95(1) (3)	Oct 2015	40.14
RGE	Apr 2003	27.96	Apr 2008	2.34	Jun 2013	-9.92(3)	Jun 2018	(4)
RGE Sul	Apr 2003	(5)	April 2008	(5)	April 2013	(5)	April 2018	(4)
CPFL Santa Cruz	Feb 2004	17.14	Feb 2008	-14.41	Feb 2012	4.16 (1) (2)	Mar 2016	11.59
CPFL Mococa	Feb 2004	21.73	Feb 2008	-7.60	Feb 2012	7.18 (1) (2)	Mar 2016	11.90
CPFL Leste Paulista	Feb 2004	20.10	Feb 2008	-2.18	Feb 2012	-2.00 (1) (2)	Mar 2016	17.01
CPFL Sul Paulista	Feb 2004	12.29	Feb 2008	-5.19	Feb 2012	-3.78 (1) (2)	Mar 2016	16.89
CPFL Jaguari	Feb 2004	-6.17	Feb 2008	-5.17	Feb 2012	-7.09 (1) (2)	Mar 2016	17.01

(1)         As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Piratininga was concluded on October 23, 2012, rather than the October 23, 2011, which is the date that complies with the concession agreement. CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista had their revision process concluded on February 3, 2013, rather than February 3, 2012, which is the date that complies with the concession agreement. However, the difference of tariffs billed from the date of the revision process specified in the concession agreement and the actual date on which the process was concluded was reimbursed to consumers.

(2)         CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes. The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, reduction; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB reduction; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from -2.20% to -2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from -3.72% to -3.78 % for CPFL Sul Paulista, mainly because of a RAB reduction; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(3)         CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process. The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from -4.45% to -3.95%. CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from 4.53% to 4.67%. RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from -10.32% to -9.92%.

(4)         The fourth cycle of periodic revisions for CPFL Paulista, RGE and RGE Sul will take place in April and June 2018, respectively.

(5)         Tariffs defined prior to the acquisition of RGE Sul.

Extraordinary Tariff Revision (RTE)

Pursuant to Law No. 12,783/13, on January 24, 2013, an RTE process was issued enabling all distributors to pass on to consumers the effects of the renewal of generation and transmission concessions and the reduction in regulatory charges.

The table below shows the impact of this extraordinary tariff adjustment on our entities:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

RGE Sul: Tariffs defined prior to the acquisition of RGE Sul.

Pursuant to Resolution No. 1,858/2015, tariffs were increased as follows to take into account the extraordinary costs incurred by the distribution companies due to full dispatch of thermal plants:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz(1)	CPFL Mococa(1)	CPFL Leste Paulista(1)	CPFL Sul Paulista(1)	CPFL Jaguari(1)
2015
Economic adjustment	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Regulatory adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%
Total adjustment	32.28%	29.78%	37.16%	5.16%	11.81%	14.52%	17.02%	16.80%

(1)   On April 07, ANEEL changed, through Resolution No. 1,870/2015, the Extraordinary Tariff Review – RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

                RGE Sul: Tariffs defined prior to the acquisition of RGE Sul.

Sales to Potential Free Consumers

Brazilian regulations permit Potential Free Consumers to opt out of the Regulated Market and become Free Consumers who contract freely for electricity. Our Potential Free Consumers represent a relatively small portion of our total revenues, as compared to our Captive Consumers. Even if a Potential Free Consumer migrates from the Regulated Market and purchases energy in the Free Market, the Free Consumer is still required to pay us the TUSD network usage charge for their energy. Regarding the reduction in energy sales revenues, we are able in some cases to reduce our energy purchases by the amount required to service these customers in the year of the consumer’s migration, while in other cases we are able to offset the excess by adjusting our energy purchases in future years. Accordingly, we do not believe that the loss of Potential Free Consumers would have a material adverse effect on our results of operations.

Historically, relatively few of our Potential Free Consumers have elected to become Free Consumers. We believe this is because: (i) they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and long term price risk; and (ii) some of our Potential Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its long-term implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long term contracts executed in the Regulated Market are:  (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates.  In 2016, we purchased 63,975 GWh, compared to 58,607 GWh in 2015. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take or pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2016, we purchased 10,497 GWh of electricity from Itaipu (16.4% of the electricity we purchased in terms of volume), as compared to 10,261 GWh (17.5% of the electricity we purchased in terms of volume) in 2015.  See “Item 4.  Information of the Company—Purchases of Electricity”.  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates).  The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

Most of the electricity we acquired in the Free Market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaires and licensees (including our subsidiaries).

Recoverable Cost Variations—Parcel A Costs

We use the CVA (the Parcel A cost variation account) to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electricity purchased from Itaipu are set in U.S. dollars and are therefore subject to U.S. dollar exchange rates. If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period. These losses will be offset in the future, when the next annual tariff adjustments occur.

See note 8 to our consolidated financial statements and “—Sector financial asset and liability”.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.

Some factors may significantly affect demand for electricity, depending on the category of consumers:

•         Residential and Commercial Consumers.  These segments are highly affected by weather conditions, labor market performance, income distribution and credit availability, amongst other factors.  Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales.  Conversely, rising unemployment and decreasing household income tend to reduce demand and depress our sales.

•         Industrial consumers.  Consumption for industrial consumers is related to economic growth and investments, mostly correlated to industrial production.  During periods of financial crisis, this category suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation‑indexed debt instruments.  We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A Costs are primarily indexed to the variation of the SELIC rate until they are passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X (see “Item 4.  Information on the Company—The Brazilian Power Industry—Basis of Calculation of Distribution Tariffs”).

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu Power Plant, a Hydroelectric Facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Growth in GDP (in reais) (1)	(3.6%)	(3.8%)	0.2%
Unemployment rate ‑ % average(2)	12.6%	8.5%	6.8%
Credit to individuals (non‑earmarked resources) ‑ % GDP	12.9%	13.5%	15.1%
Growth in Retail Sales	(6.4%)	(4.0%)	2.2%
Growth (contraction) in Industrial Production	(7.1%)	(8.1%)	(3.2%)
Inflation (IGP‑M)(3)	7.2%	10.5%	3.7%
Inflation (IPCA)(4)	6.3%	10.7%	6.4%
Average exchange rate–US$1.00(5)	R$3.483	R$3.339	R$2.360
Year‑end exchange rate–US$1.00	R$3.259	R$3.905	R$2.656
Depreciation (appreciation) of the real vs. U.S. dollar	(16.5%)	47.0%	13.4%

Sources:  Focus Report, Fundação Getúlio Vargas, Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)    Source:  Focus Report.

(2)   Unemployment rate based on the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(2)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(4)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE) and the reference for inflation targets set forth by the Brazilian Monetary Council (Conselho Monetário Nacional, or CMN).

(5)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The years 2015 and 2016 in Brazil were marked by severe economic contraction, ongoing political crisis and poor economic indicators. These factors, combined with adjustments to government spending budgets, resulted in negative GDP growth of 3.6% in 2016 and 3.8% in 2015, according to the Brazilian Central Bank.  In March 2017, the government announced that the last three months of 2016 marked the eighth consecutive quarter of negative GDP growth, the longest period of recession on record.

As a result, employment levels, household income and debt service costs – all of which are key drivers for energy consumption – continued to worsen during 2016.  For example, the number of formal job vacancies fell by 7% from 2015 to 2016 according to a report by CAGED – Cadastro Geral de Empregados e Desempregados.

The devaluation of the real and the increasing risk affecting Brazil resulted in successive downgrades of the country’s credit rating:  Standard & Poor’s (September 2015); Fitch Ratings (December 2015); Moody’s Investors Service (February 2016). These devaluations reflected the poor economic conditions, continued adverse fiscal developments and increased political uncertainty in Brazil.

Our credit risk and debt securities are rated by Standard and Poor’s and Fitch Ratings.  These classifications reflect, among other factors, the outlook for the Brazilian electricity sector, the political and economic context, country risk, hydrological conditions in the areas where our plants are located, our operational performance and our level of debt.  Our ratings were reduced in 2016 from AA+ to AA as a result of the downgrading of Brazil’s investment grade due to changes in economic and political scenarios, as mentioned in the paragraph above.

10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

Not applicable, as the company did not introduce or dispose of any operational segments.

b) organization, acquisition or disposal of equity interest

In February 2014, CPFL Renováveis signed a contract with Arrow - Fundo de Investimento em Participações, or Arrow, an investment fund, for the acquisition of its indirect subsidiary Dobrevê Energia S.A., or DESA. The contract establishes that the intermediary controller of Arrow, WF2 Holding S.A. (WF2), which owns DESA, will be incorporated into CPFL Renováveis. As a result, the capital stock of CPFL Renováveis will be increased through the issues of new common shares, while CPFL Renováveis will assume the debt of WF2 Holding S.A., in the amount of approximately R$200 million as of December 31, 2013, and Arrow will receive new common shares from CPFL Renováveis representing 12.27% of its total capital stock.

At Extraordinary Shareholders’ Meetings, effective as of October 1, 2014, the shareholders of CPFL Renováveis and FIP Arrow approved the merger Protocol and Term for Termination of the Association. As a result, on October 1, 2014, FIP contributed the net assets of WF2 as a capital increase in CPFL Renováveis, which in turn issued 61,752,782 new common shares on behalf of FIP Arrow, , which became a shareholder in CPFL Renováveis with interest of 12.27%.

After the capital increase, WF2 was merged into CPFL Renováveis, terminating the company, and CPFL Renováveis came to directly hold 100% of the shares issued by DESA, which in turn became a subsidiary of CPFL Renováveis.

In September 2014, the direct subsidiary, TI Nect Serviços de Informática Ltda. (“Authi”), was established in order to provide information technology services, maintenance of such technology, system upgrading, development and customization of programs and maintenance of computers and peripheral equipment.

In January 2015, approval was granted for establishing CPFL Transmissora Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), a subsidiary of CPFL Geração. The new subsidiary’s objective is to operate electric energy transmission concessions, including activities of construction, implementation, operation and maintenance of installations for transmission of power from the basic grid of the Brazilian National Interconnected System (“SIN”).

In August 2015, the company CPFL GD S.A. was established as a wholly owned subsidiary of CPFL Eficiência Energética S.A. mainly aimed at providing services and general consulting for the electric energy market and selling goods related to central electric energy stations.

In an Extraordinary Shareholders’ Meeting held on September 30, 2015, our shareholders approved an internal transaction in which we transferred the Macaco Branco and Rio de Peixe plants from CPFL Centrais Geradoras Ltda.  to CPFL Geração, in return for newly-issed shares of CPFL Geração in the amount of R$4 million, the book value of the plant transferred.  This transaction did not impact our consolidated financial statements for 2015.

On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A.  (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.  The transaction closed on October 31, 2016, and the financial results of RGE Sul are reflected in our consolidated financial statements for November and December 2016.  The purchase price after adjustment amounted to R$1,592 million.  After accounting for R$95 million in cash and cash equivalents acquired within RGE Sul, our net cash outflow on acquisition of RGE Sul was R$1,497 million.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

2016

The 2016 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2016. These pronouncements did not have any significant effects on our consolidated financial statements, except for the effects described in note 2.8 of our financial statements.

In addition, after the review of their accounting practices, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable concession financial asset of each distribution company, originally presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance. This conclusion is based on the fact that:

i. Investing in infrastructure is an essential activity of the electricity distribution business whose management model is to construct, maintain and operate this infrastructure;

ii. Most players in distribution activity, as well as Transmission companies, have already adopted such classification, which improves comparability of financial statements among industry companies;

iii. Increase of inflation rates observed over the past few years has contributed to the rise of Concession Financial Asset’s carrying amount, which has contributed for the increasing relevance of such income in company’s consolidated income statement.

2015

The 2015 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2015. These pronouncements did not have any significant effects on our consolidated financial statements.

2014

The 2014 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2014. These pronouncements did not have any significant effects on our consolidated financial statements.

b) significant effects of changes in accounting practices

According to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (as stated in item a) above) and, therefore, made the retrospective reclassifications in their statements of profit or loss and value added, originally issued on March 7, 2016.

The reclassifications made do not change the total assets, equity, profit for the year or the statement of cash flows for the year. Effects of such change in statements of profit or loss and value added for the year are presented in note 2.8 to our consolidated financial statements.

There were no significant changes in the accounting practices adopted by the Company in the years of 2015 and 2014.

c) notes and emphases presented in the auditor’s opinion

Based on the aforementioned in items 10.4 a) and b), Deloitte Touche Tohmatsu Auditores Independentes has included, in its audit report issued March 13, 2017, the following emphases paragraph:

Emphasis of matter

Restatement of corresponding amounts

As stated in note 2.8, as a result of changes in the accounting policy adopted by the Company concerning the classification of adjustments of expected cash flows related to the concession financial asset, the corresponding amounts reported in the financial statements and related to the consolidated statements of income and value added statement (supplemental information) for the year ended December 31, 2015, presented for comparative purposes, have been reclassified and are restated as set out in technical pronouncement CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. We issued an unqualified opinion thereon.

As stated in paragraph above, Deloitte Touche Tohmatsu Auditores Independentes’ opinion is not qualified regarding the change in accounting policy occurred in the fiscal year.

10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets. Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization. We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, it is mandatory to recognize a loss by writing off part of their value. The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods. The evaluation in 2014 did not result in any significant impairment of property, plant and equipment or intangible assets and investments. In 2016 and 2015, we recorded an impairment loss of R$48 million and R$39 million, respectively, related to noncurrent assets (see notes 14.1 and 15.2 of our consolidated financial statements.

Impairment of financial assets

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held until maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The reduction of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available-for-sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other reduction for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all our employees. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rates, inflation and etc. For further information about the actuarial assumptions see note 19 to our consolidated financial statements.

Deferred Tax Assets and Liabilities

We account for income, which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

We regularly review our deferred tax assets for recoverability. If evidences are not enough to prove that it is more likely than not that we will not recover such deferred tax assets, then such asset is not registered in the balance sheet of the company. Also, if there are no evidences that allow us to expect sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Provisions for tax, civil and labor risks

We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other matters.

Accruals for provision for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these risks is performed by various specialists, inside and outside of the company. Accounting for provision for tax, civil and labor risks requires significant judgment by Management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors. Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial and Capital Market Institutions (“Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais - ANBIMA”) websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available for sale refer to the right to compensation to be paid by the Brazilian government on reversion of the assets of the distribution concessionaires (financial asset of concession). The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, usually conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

Law No. 12,783/13 defined the methodology and criteria for valuation of the compensation on reversion of the assets based on the Regulatory Asset Base. Accordingly, the valuation of the compensation on reversion is prescribed through a valuation process carried out by ANEEL.

Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight line method, at annual rates based on the estimated useful life of assets in accordance with ANEEL and adopted local practices.

Amortization of intangible assets varies according to the way they are acquired:

•         Intangible assets acquired in a business combination: The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight line basis or based on the net income curves projected for the concessionaires, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre determined useful life. We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits;

•         Public utilities: We account for the amortization of intangible assets relating to our use of a public asset using the straight line method for the remaining term of the concession.

10.6. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2016, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, which are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.7. In regard to each of the items not evidenced in the financial statements indicated in item 10.6, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.8. The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the Company in the years ended on December 31, 2016, 2015 and 2014, and the forecast for the two-year period of 2017-2018:

	Year ended on December 31
	2018*	2017*	2016	2015	2014
	(in millions)

Distribution	1,877	1,895	1,201	868	702
Generation	14	14	8	7	14
Renewables	120	726	979	494	251
Commercialization and other investments	50	87	50	59	94
Total	2,061	2,722	2,238	1,428	1,062
*Planned investment, considering the Company’s forecast

In addition to the capital expenditures shown above, we invested R$51 million for the year ended December 31, 2016 (R$37 million for the year ended December 31, 2015), related to the construction of our transmission lines (under our Transmission activities), which according to the requirements of ICPC 01/IFRIC 12, it was recorded as “Financial Asset of Concession” in noncurrent assets.

We plan to make capital expenditures aggregating approximately R$2,722 million in 2017 and approximately R$2,061 million in 2018.  Of total budgeted capital expenditures over this period, R$3,772 million are expected to be invested in our Distribution segment, R$846 million in our Renewable Generation segment and R$28 million in our Conventional Generation segment.  In addition, over this period, we plan to invest R$137 million in our commercialization and services activities.  Part of these expenditures, particularly in generation projects, is already contractually committed.

ii. Sources of financing for the investments;

The main sources of resources for our subsidiaries come from operating cash generation and financing. For the two-year period of 2017-2018, our subsidiaries plan to raise funds mainly by (i) new financing with BNDES, (ii) new funding with financial institutions and (iii) new debenture issuances.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2016

•         On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A.  (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda.  RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.

2015

  There was no acquisition of new plants, equipment or other assets which may materially influence the productive capacity of the Company.

2014

  In February 2014, the subsidiaries CPFL Renováveis and CPFL Geração signed an association agreement through the merger into CPFL Renováveis of WF2 Holding S.A. (“WF2”), owner of all shares issued by DESA on the date of its merger by CPFL Renováveis. Arrow – Fundo de Investimentos e Participações (“FIP Arrow”) was the former owner of the entire capital stock of WF2. The association was consummated on October 1, 2014, once all conditions precedent were fulfilled.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.9. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section.

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

ANNEX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2016 (R$)
900.884.750,59

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2016
(R$)
Global amount Interim dividends paid Undistributed dividends	221,780,000.00 221,780,000.00 -
Dividend per share (R$ per unit)	0.217876793

3.     Inform the percentage of distributed net income in the fiscal year.

2016
25%

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

Not applicable, as there was no result to be distributed from previous fiscal years.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

	2016 (R$)	Per Share (Common) (R$)
Dividend	221,780,000.00	0.217876793

1

For this fiscal year, considering the current economic scenario and uncertainties regarding market projections for distributors, the Company’s Management proposes the allocation of R$ 545,505,393.58 to the statutory reserve for working capital improvement.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which are paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (U) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

The 2016´s declared interim dividend was paid on January 20, 2017, considered as minimum mandatory dividends amounting to two hundred thirteen million, nine hundred and sixty thousand, one hundred twenty-eight reais and twenty-seven centavos (R$213,960,128.27), and as proposed additional dividends of seven million, eight hundred nineteen thousand, eight hundred seventy-one reais and seventy-three centavos (R$7,819,871.73).

c.     Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

January 12, 2017.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

2

a.     Inform the amount of already declared dividends or interest on equity.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

b.     Inform the respective payment dates.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2016 (R$/share) (1)	2015 (R$/share) (1)	2014 (R$/share) (1)
0.885029669	0.871025159	0.986389169

(1)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2016 (R$/share)	2015 (R$/share)	2014 (R$/share)
0.217876793	0.206868475	0.438746730

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2016 (R$)
45,044,237.53

3

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.     Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends was equal or exceeded the minimum provided for by the Company's Bylaws.

4

c.     Inform any amount withheld.

No portion of the mandatory dividend is being withheld. The management proposes the retention of the undistributed result, in the amount of R$545,505,393.58, to be allocated to the statutory reserve – working capital improvement.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.     Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.     Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

5

13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, Reserves for Contingencies, Tax Risks and Unrealized Profits, the Bylaws also provides for the following reserves: (i) Reserve for Adjustment of the Financial Asset of Concession; and (ii) reserve for working capital improvement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) constitution of the Reserve for Adjustment of Financial Assets of Concession, either monthly or any other interval defined by the Company, using the gain or loss from the change in the expected cash flows from the Financial Asset of Concession of the subsidiaries, booked in the Company’s income statement, net of taxes, through the equity income method. The amount to be allocated to said reserve will be limited to the balance in the "Retained Earnings or Accumulated Losses" account after any accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(i) the Reserve for Adjustment of Financial Assets of Concession will be realized at the end of the concession period of the subsidiaries, when the indemnification is paid by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”.

(ii) the balance in the Reserve for Adjustment of Financial Assets of Concession cannot exceed the balance of the Financial Asset of Concession booked in the consolidated financial statements of the Company;

6

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital improvement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Financial Assets of Concession and the Legal Reserve, in this order, the last to be absorbed.

b.     Identify the amount allocated to the reserve.

Statutory reserves recorded in the 2016 fiscal year are composed of: (i) R$117,477,689.34 for Reserve for Adjustment of Financial Assets of Concession and (ii) R$545,505,393.58 for the working capital improvement reserve.

On December 31, 2016 the balance of statutory reserves came to (i) financial asset of concession: R$702,927,844.39 and (ii) Working capital improvement: R$545,505,393.58.

c.     Describe how the amount was calculated.

Financial assets of concession

The statutory reserve is calculated based on the adjustment of expected cash flow of the financial asset of concession of the group’s distributors, as a result of montly monetary restatements for IPCA inflation index, and regularly due to the Tariff Revision process, based on the Regulatory Remuneration Base (“BRR”).

Working capital improvement

Considering (i) the current economic scenario, (ii) an inability to forecast future hydrologic conditions, and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$545,505,393.58 to the statutory reserve for working capital improvement.

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

b.     Provide a copy of the capital budget.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

7

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

8

ANNEX III

12. INFORMATION REGARDING THE APOINTED CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL

12.5. Information of the candidates to directors and members of the fiscal council of the issuer

The table below shows the key information of the candidates to the positions of members of the Board of Directors:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Yuhai Hu	28/05/1963	Administrator	PE0827754	Standing Member of the Board of Directors	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Daobiao Chen	20/09/1968	Administrator	PO1746365	Standing Member of the Board of Directors	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Yan Qu	07/08/1965	Administrator	PE0465763	Standing Member of the Board of Directors	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Yumeng Zhao	28/08/1973	Administrator	PE0951665	Standing Member of the Board of Directors	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Andre Dorf	27/03/1973	Administrator	170.751.778-93	Standing Member of the Board of Directors	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	Chief Executive Officer	Yes	No	1
Antonio Kandir	02/05/1953	Engineer	146.229.631-91	Standing Member of the Board of Directors (Independent Member)	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes (i)	Yes (i)	1
Marcelo Amaral Moraes	10/07/1967	Administrator	929.390.077-72	Standing Member of the Board of Directors (Independent Member)	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	Yes	0

(i) In view of the provisions of item 4.3 of the Regulation of New Market (Regulação do Novo Mercado), which determines the filling of at least 20% (twenty per cent) of the positions of the Board of Directors by independent member, the controlling shareholders appoint Mr. Antonio Kandir to held, together with Mr. Marcelo Amaral Moraes, the positions of independent member of the Board of Directors.

The Company considers independent the Member that: (i) has no relationship with the Company, except capital participation; (ii) is not a Controlling Shareholder, spouse or relative up to the second degree of that, or is not, or was not, in the last 3 (three) years, linked to Company or entity related to the Controlling Shareholder (individuals linked to public institutions of teaching and/or research are excluded from this restriction); (iii) was not, in the last 3 (three) years, employee or officer of the Company, the Controlling Shareholder or company controlled by the Company; (iv) is not a supplier or buyer, directly or indirectly, of services and/or products of the Company, in a way that implies in loss of independence; (v) is not an employee or director of a company or entity that is offering or providing services and/or products to the Company, in a way that implies in loss of independence; (vi) is not a spouse or relative up to the second degree of any director of the Company; and (vii). does not receive any other remuneration of the Company beyond that regarding the position of member of the Board of Directors (cash proceeds from participation in the capital are excluded from this restriction).

The table below shows the key information of the candidates to the positions of members (seating and alternate) of the Fiscal Council:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Yuehui Pan	18/07/1981	Accountant	PO1652008	Standing Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Ran Zhang	23/02/1983	Accountant	PE0935049	Standing Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Chenggang Liu	09/01/1976	Accountant	PE0820071	Deputy Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Jia Jia	26/10/1982	Accountant	PE0820075	Deputy Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	No	1
Ricardo Florence dos Santos	26/02/1955	Administrator	812.578.998-72	Standing Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	Yes	0
Reginaldo Ferreira Alexandre	03/03/1959	Economist	003.662.408-03	Deputy Member of the Fiscal Council	28.04.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2018	No	Yes	Yes	[1]

12.5.(m). Information about the candidates for directors and members of the fiscal council of the issuer

Member of the Board of Directors: Yuhai Hu

Graduated in electrical power engineering from the Beijing Institute of Agricultural Machinery, and the master's degree in industrial engineering from the University of Tianjin. He began his career in State Grid Tianjin Electric Power Company, having experience as Chief Engineer of subsidiary City Distribution Company, Vice President, President of Transmission Company, and Deputy Chief Engineer, Director of Marketing of Electric Energy, and Vice President in charge of capital construction. He then held the position of Deputy Director General of the Construction Dept. of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), serving also as Senior Vice President in the State Grid Henan Electric Power Company and State Grid Jiangsu Electric Power Company. Currently, He is the President and CEO of State Grid International Development Co., Ltd (SGID, an indirect controller of CPFL Energia, a wholly owned subsidiary of SGCC), He is not considered as a politically exposed person.

Member of the Board of Directors: Daobiao Chen

Graduated in Electrical Power Systems and Automation from Huazhong University of Science and Technology (1986-1990), and the master's degree in Business Administration from the Royal Melbourne Institute of Technology. He began his career in 1990, in the electric power sector of State Grid Group, and of which CPFL Energia was a member, in Nanjing Electric Power Company, where he served as Deputy Chief Engineer and Director of Operations Department (2004-2005) and Vice President (2005-2007). He was also the Vice President of the Lianyungang Electric Power Company (2008-2009) , President of the Huaian Electric Power Company (2008-2009) and the Nantong Electric Power Company (2009-2011), Senior Vice President of the State Grid Shanghai Electric Power Company (2011-2015), and the Deputy Director General of the Construction Department of State Grid Corporation of China(2015-2016), In 2016, he was the Vice Officer of the Economic Information Sector for Organization of Development and Global Cooperation of the Energy Interconnection, then as the Senior Vice President of State Grid International Development Co., Ltd . He is not considered a politically exposed person.

Member of the Board of Directors: Yang Qu

Graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology (1982-1986). Since 1986, in the State Grid group, and of which CPFL Energia was a member, he began his career in Henan Transmission and Transformation Engineering Company (1986-2003). Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company/ State Grid Henan Electric Power Company's Office in Vietnam. Then he held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam Office (2006-2008), Deputy Director at General Office of the International Cooperation Department of the State Grid Corporation of China (2008-2009), Deputy Director of the International Business Department of State Grid International Development Co., Ltd (2009-2010), and Director (2011-2014) of the Business Development Department of State Grid Brazil Holding SA. Since 2014, he is the Vice President of State Grid Brazil Holding SA. He is not considered a politically exposed person.

Member of the Board of Directors: Yumeng Zhao

Graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology (1990-1994) and the master's degree in Business Administration from the Royal Melbourne Institute of Technology, and the master's degree in Electrical Power System and Automation from Hefei University of Technology. He began his career in 1994, in the electric power sector of State Grid Group, of which CPFL Energia was a member, in Hefei Electric Power Company, where he held the position of Head of the Marketing Department (2004 -2006), also as the manager of the Marketing Department of State Grid Anhui Electric Power Company(2006), Vice-President of Xuancheng Electric Power company from 2006 to 2009, President of Chuzhou Electric Power Company from 2009 to 2013 and President of Anqing Electric Power Company since 2013. He is currently the President Assistant of the State Grid International Development Co., Ltd . He is not considered a politically exposed person.

Member of the Board of Directors: Andre Dorf

Graduated in business administration from Fundação Getúlio Vargas-FGV. He began his career in investment banking, where he worked from 1996 to 2003 in financial institutions such as Banco Patrimônio de Investimento (a joint venture with Salomon Brothers), Chase Manhattan Bank and J.P. Morgan (offices in São Paulo and New York). Between 2003 and 2010, he held senior positions at Suzano Papel e Celulose, where he served as President Officer of Suzano Energia Renovável (2010 to 2013), Executive Officer of Strategy, Business Development and Investor Relations (2008 to 2010), Executive Officer of the Unidade de Negócio Papel (2005 to 2008) and Executive Officer of Development, Business Development and I.T. (2003 to 2005). He was CEO of CPFL Renováveis from 2013 to 2016, and assumed the position of President Officer of CPFL Energia in 2016. He is  not considered a politically exposed person.

Member of the Board of Directors: Antonio Kandir

He was Minister of Planning and Budget of the State, Congressman, President of Conselho Nacional de Desestatização, Governor in BID, Special Secretary of Economic Policy, President of the do Instituto de Pesquisa Econômica Aplicada (IPEA), President Officer of Kandir e Associados S/C Ltda (1992-1994) and coordinator of studies of Itaú Planejamento e Engenharia (1981-1982), officer of private equity and hedge funds. Partner at Governança &Gestão Investimentos Ltda. (since 2004) and GG Capital Investimentos Ltda. (2012-2016). He also worked as a professor at the Universidade Estadual de Campinas -UNICAMP, the Pontifícia Universidade Católica de São Paulo (1984-1985), Assistant Faculty Fellow at the University of Notre Dame (1987). Graduated at Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), a master's degree in economics from the Universida de Estadual de Campinas - UNICAMP and Ph.d. in economics from the Universidade Estadual de Campinas – UNICAMP. Currently participates of the board of directors of the companies: (i) CSU Cadsystem, a high technology services provider company; (ii) Amil Saúde, a healthcare insurance company; (iii) Companhia Providência Indústria e Comércio, a nonwoven fabrics industry; (iv) GOL Linhas Aéreas Inteligentes, an aviation company; (v) Banco Ribeirão Preto, a financial institution. None of these companies is part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Member of the Board of Directors: Marcelo Amaral Moraes

Graduated in economics from the Federal University of Rio de Janeiro (UFRJ) (1986-1990), he completed an MBA from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. He is an Effective Member Of the Fiscal Council of Vale SA (since 2004), where he also held the position of Alternate Member of the Board of Directors (2003), is Chairman of the Fiscal Council of Aceco TI SA and member of the Board of Directors of Eternit SA. His main professional experiences in the last 5 years include: (i) Executive Officer of Stratus Investimentos Ltda. (from 2006 to 2010), private equity manager; (ii) Executive Officer of Capital Dynamics Investimentos Ltda. (from 2012 to 2015), private equity manager; and (iii) Observer Member of the Board of Directors of Infinity Bio-Energy S.A. (from 2011 to 2012). None of these companies are part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. His not considered a politically exposed person.

Standing Member of the Fiscal Council: Yuehui Pan

He holds a degree in financial management by the Changsha University of Science and Technology (2000-2004) and master in business administration at North China Electric Power University. He began his career in the Finance Department of China Power Technology Import and Export Company (2007-2009) and Assistant Director of Financial Assets Department of State Grid International Development Co., Ltd (2009-2010). He is currently the Director of the Financial Department of the State Grid Brazil Holding S.A. (2016), having already occupied, in the same department, the positions of Manager (2011-2013) and Deputy Director (2013-2016). Also served as President of the Fiscal Council of Belo Monte Transmissora de Energia S.A. He is certified by the American Institute of the Chartered Financial Analyst and by the China Institute of the Certified Public Accountants. He is not considered a politically exposed person.

Standing Member of the Fiscal Council: Ran Zhang

She holds a degree in accounting from London South Bank University (2002-2004) and a master's degree in accounting at Beijing Technology and Business University. Manager of the Financial Assets Department of the China Electric Power Technology Import and Export Corporation from 2009 to 2010, being responsible for the accounting and cost control in this sector. From 2010 to 2012, was responsible for the group taxation and internal risk control of State Grid International Development Co., Ltd, where she was also responsible for group consolidation accounting and group budgeting management of Financial Assets Department (2012-2016). She is currently Assistant Director of the Financial Department of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.. She is certified by The Association of Chartered Certified Accountants of the Chartered Certified Accountant. She is not considered a politically exposed person.

Standing Member of the Fiscal Council: Ricardo Florence dos Santos

He was Chief Financial Officer (CFO) of Marfrig Global Foods SA between 2013 and 2016 and as Investor Relations Officer between 2007 and 2014. He holds a Chemical Engineering degree from the Polytechnic School of USP and a Business Administrator from Mackenzie University. He holds an MBA in Strategy and Finance from IBMEC-SP. Previously he worked for the Groupo Pão de Açúcar for 16 years (1984-2000) in several positions as Director of Strategic Planning, Financial and Investor Relations Officer. He was also responsible for the investor relations areas of UOL Inc. (Folha de São Paulo Group - 2000/2001) and Brasil Telecom (2005-2007). He has taken part in several processes for the opening of capital, mergers, acquisitions and asset sales in the companies in which he worked. He was a member of the Board of Directors of Grupo Pão de Açúcar (1995-1999), UOL - Grupo Folha (2001), IBRI - Brazilian Investor Relations Institute (1998-2001), and of the Advisory Board of Dentalcorp S.A. (2002 to 2006). Since 2014 he has been a member of the Board of Directors of IBRI (Brazilian Institute of Investor Relations) for a term of office until 2017. Mr. Ricardo Florence dos Santos has stated to the Company that he is not a politically exposed person as defined in the applicable regulations. Mr. Ricardo Florence dos Santos does not hold positions in other companies or third sector organizations.

Deputy Member of the Fiscal Council: Reginaldo Ferreira Alexandre

Has 18 years’ experience in research, as analyst, coordinator and team boss at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He also has 5 years’ experience in the area of credit analysis (most at Citibank) and practice, having acted as administrator and assistant director in the consulting companies Accenture and Deloitte, in structured transactions related to the capital markets, as well as on activities in the area of Investment Banking, such as mergers and acquisitions and corporate reorganizations. Today, this experience extends to Proxycon Business Consulting (governance and corporate finance). He is also a member of the Conselho de NormasContábeis do Brasil (since 2005), Certified Investment Analyst, Portfolio Manager certified by the Brazilian Securities Commission (CVM), President of the Associação Brasileira de Pesquisa de Investimentos, Member of the corporate governance committee of the Câmara de Comércio Americana do Brasil (Amcham) one of the authors of the Brazilian Corporate Governance Code – Listed Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), Member of the Board of Corporate Governance of the Corporate Governance Commission (BM &F Bovespa).Mr. Reginaldo is a member of the Fiscal Council of the following publicly traded companies: (i) BRF S.A., food company (elected in April 2015 and re-elected in April 2016), (ii) Iochpe Maxion S.A., a company of wheels and auto parts (elected in April 2013 and re-elected in April 2014, 2015 and 2016), (iii) Petróleo Brasileiro S.A.-Petrobras, oil and gas company (elected in April 2013 and re-elected in April 2014 , 2015 and 2016); (iv) Ser Educacional S.A., educational company (Chairman of the Fiscal Council, elected in April 2015 and re-elected in April 2016) and (v) a deputy member of the Fiscal Council of Mahle Metal Leve SA, auto parts company (elected in April 2015 and re-elected in 2016). None of the above is part of the economic group of CPFL Energia, neither is controlled by shareholder owning more than 5% stake of common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Chenggang Liu

He holds a degree in accounting from Hunan University of Finance and Economics and a master's degree from the school of business at the University of Montreal. He acted as Officer of Financial Operations and Chief Accountant (2001-2004) of Changde Electric Power Industry Development Corporation and also as the Executive Vice President and Financial Officer (2005-2007) of the Changde Real Estate Development Company. From 2008 to 2015, he was the manager of the Human Resources Department of State Grid Hunan Electric Power Company, belonging to the State Grid Group. Since 2015, holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A. He not considered a politically exposed person.

Deputy Member of the Fiscal Council: JiaJia

Graduated in internationals marketing and finance in Swinburne University of Technology (2002-2005) and master in accountant and business law by Deakin University (2005-2008), both in Australia. From 2008 to 2010, he began his career at the Microfinance Department of Citibank in Melbourne in Australia. He served as a Project Finance Manager (2010-2013) and as Finance Supervisor (2013-2015) at Hubei Transmission and Transformation Engineering Company, belonging to the State Grid Group. He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

12.5. (n). Description of any of the following events that have occurred in the last 5 (five) years (i). any criminal conviction,(ii) any conviction in administrative process of CVM and their respective penalties,(iii) any final conviction, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity. Controlling Shareholders declared to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity

The Shareholders State Grid Brazil Power Participações Ltda. and ESC Energia S.A. declares to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

12.6. Percentage of participation in the meetings.

Board of Directors

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Yuhai Hu	5	20%
Daobiao Chen	5	20%
Yan Qu	5	20%
YumengZhao	5	20%
Andre Dorf	5	20%
Antonio Kandir	5	20%
Marcelo Amaral Moraes	n/a	n/a

Fiscal Council

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Fiscal Council in the last financial year (%)
Yuehui Pan	2	20%
Ran Zhang	0	0%
Ricardo Florence dos Santos	n/a	n/a
Chenggang Liu	0	0%
Jia Jia	0	0%
Reginaldo Ferreira Alexandre	2	20%

12.7. Information about the members of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees are non-statutory

None of the candidates to the posts of Member of the Board of Directors participates of the committees.

12.8. Information on the percentage of participation in the meetings of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees or structures are non-statutory

Human Resources Management Committee	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Chen Daobiao	2	25%

12.9. Existence of marital relationships, stable union or kinship up to the second degree between the candidates and the parties listed below:

a. officers of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of CPFL Energia.

b. officers of, direct or indirect, subsidiaries of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of direct or indirect subsidiaries of CPFL Energia.

c. direct or indirect controlling shareholders of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the direct or indirect controlling shareholders of CPFL Energia.

d. officers of companies direct or indirect controled by CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of companies direct or indirect controlled by CPFL Energia.

12.10 Inform about subordination, service or control relationship, in the last 3 financial years, between the candidates and the parties listed below.

a. companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital.

Mr. Andre Dorf exercises since July 2016, the position of President of the Board of Directors of CPFL Energias Renováveis S.A.

b. direct or inderect controller of CPFL Energia

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in entities of society direct or indirect controlling CPFL Energia, such as:

Yuhai Hu (Member of the Board of Directors): Senior Vice President of  State Grid Henan Electric Power Company (2009-2012) and Jiangsu Electric Power Company (2012-2015), Deputy Director of the Construction Department of State Grid Corporation of China, a company of the electric power sector, that, after the closing, will be indirect controller of CPFL Energia. From 2015, is President and CEO of State Grid International Development Co., Ltd., a wholly owned subsidiary of State Grid Corporation of China.

Daobiao Chen (Member of the Board of Directors): Senior Vice President of Shanghai Electric Power Company (2011-2015), a member of the same economic group of State Grid. Vice Officer of the sector of Economic Information of the Organization of Development and Global Cooperation of Energy Interconnection. Held since 2016 the position of Senior Vice President of State Grid International Development Co., Ltd., also a company of the economic group of State Grid.

Yang Qu (Member of the Board of Directors): Since 2014 is Vice President Officer of State Grid Brazil Holding S.A., which, after the closing, will be indirect controller of CPFL Energia.

Yumeng Zhao (Member of the Board of Directors): President of Chuzhou Electric Power Company (2009-2013), a company belonging to the State Grid group (after the closing, indirect controller of CPFL Energia). He held the position of President of Anqing Electric Power Company in the period from 2013 to 2016. He is currently the Assistant President of State Grid International Development Co., Ltd, also of the State Grid Group.

Andre Dorf (Member of the Board of Directors): Since 2016 holds the position of President Officer of CPFL Energia and Chairman if the Board of Directors of CPFL Renováveis.

Yuehui Pan (Standing Member of the Fiscal Council): He is currently the Director of the Department of financial assets of State Grid Brazil Holding S.A.

Standing Member of the Fiscal Council: Ran Zhang

She is currently the Assistant Director of the Department of financial assets of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.

Chenggang Liu (Deputy Member of the Fiscal Council): Since 2015, he holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A.

Jia Jia (Deputy Member of the Fiscal Council): He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A.

c. in case of relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people.

There is no relationship of subordination, render of services or control, among the candidates for the Board of Directors and the Fiscal Council of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or controllers or subsidiaries of any of these people.

ANNEX IV

13.    Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice:

The compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s Human Resources Management Committee, a supporting committee of the Board of Directors, checks the adherence of the fixed and variable compensation plans to the Company’s strategic plan and evaluates compliance with established short- and long-term goals.

b) breakdown of the compensation:

i.              compensation elements and their objectives

Members of the Board of Directors and Fiscal Council of the Company receive fixed monthly fees, which are established in accordance with market standards, with differentiated compensation for the Chairman of the Board of Directors since 2012, due to the unique attributions of the position.

Members of the Statutory Board of Executive in addition to receiving fixed fees every month, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

Concerning variable compensation, (i) the direct and indirect benefits (health plan, dental plan, life insurance, meal vouchers) are designed to align the market practices and retain Executives;
(ii) the short-term incentives aim mainly to guide the behavior of the Executives towards improving the Company’s business strategy and achieving results, and (iii) the long-term incentives are designed to create a long-term vision and commitment, aligning interests of the Company’s statutory officers with the group of shareholders and rewarding the achievements of results and the sustainable creation of value.

The supporting committees to the Board of Directors of the Company, namely, Management and Risks Processes Committee, Human Resources Management Committee and Related Parties Committee mostly comprise sitting or alternate members of the Board of Directors, and no additional compensation is paid for their position held in such committees.

ii.            in relation to the three previous fiscal years, proportion of each element in total compensation

2014	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	82.9%	82.1%	36.5%
Benefits (includes post-employment benefits)	0.5%	1.5%	4.2%
Other	16.6%	16.4%	13.0%
Short-term incentives	-	-	32.9%
Long-term incentives	-	-	13.4%
TOTAL	100%	100%	100%

2015	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	83.3%	83.3%	51.6%
Benefits (includes post-employment benefits)	-	-	6.0%
Other	16.7%	16.7%	6.4%
Short-term incentives	-	-	41.0%
Long-term incentives	-	-	-5.0%
TOTAL	100%	100%	100%

2016	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	83.3%	83.3%	30.4%
Benefits (includes post-employment benefits)	-	-	4.0%
Other	16.7%	16.7%	14.5%
Short-term incentives	-	-	36.5%
Long-term incentives	-	-	14.6%
TOTAL	100%	100%	100%

Percentages informed to the Statutory Board of Executive Officers may vary mainly due to the composition based on variable elements.

            iii.        calculation and adjustment methodology for each element of the compensation

Members of the Board of Directors and the Fiscal Council are compensated through fixed monthly fees. Alternate members do not receive any compensation, except when replacing sitting member who they are related to. In this case, the Company pays to the alternate member only 50% of the monthly fee designed to the sitting member, if the alternate member participates in an annual meeting of the body, or pays the entire fixed monthly fee when the sitting member is temporarily unable to exercise their duties. The adjustment to the compensation of the members of the Company’s Board of Directors and Fiscal Council is defined based on market research carried out by a specialized company.

The fixed compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as a possible adjustment, is based on a market research conducted every year by specialized consulting companies. These market researches were carried out by Towers Watson Consultoria. The proposal for variable compensation is detailed in item 13.3.

            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

v.         existence of members not remunerated by the issuer and the reason for this fact

There are no members non-remunerated by the issuer in Management or in the Fiscal Council.

c) key performance indicators taken into consideration while determining each element of compensation:

The compensation of the members of the Company’s Board of Directors and Fiscal Council is fixed and does not consider the individual or organizational performance indicators.

Regarding variable compensation of statutory officers, the Company evaluates its Board of Executive Officers, verifying the performance of its members in accordance with the corporate targets (EBITDA in relation to the budget and Business Growth based on the EBITDA weighted average for the Commercialization, Energy Efficiency and Service businesses) and individual targets (PMSO in relation to the budget, market value of CPFL Energia, NPV of the business, target for business sustainability, investment in Regulatory Salary Basis, among others) established pursuant to the Company’s strategic plan, which were previously defined and approved by the Board of Directors. The Board of Directors is supported by the Human Resources Management Committee to follow and evaluate the performance of the Board of Executive Officers with regard to compliance of its annual goals.

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are defined by the Board of Directors, supported by the Human Resources Management Committee, and subsequently submitted to the Company’s Shareholders Meeting for their deliberation.

With regard to the statutory officers, the variable compensation is completely based on formally established quantitative and qualitative goals that reflect the evolution of the Company’s performance indicators.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer:

The compensation policy of the statutory officers is aligned with the Company’s interests, since it is based on previously established criteria related to the economic and financial performance of the Company. The Human Resources Management Committee, which supports the Company’s Board of Directors, is a committee that contributes to verify if the compensation is adequately aligned.

Our compensation policy is designed to encourage employees to seek the highest returns on the investments and projects developed by the Company, so that to align their interests with those of the Company’s through the following perspectives: (i) short-term: salary and benefits package compatible to the market; (ii) medium-term: payment of profit sharing and bonus in accordance with the performance of pre-established targets; and (iii) long-term: granting of phantom stocks through the specific program, with the possibility of converting the bonus into cash, as defined in item 13.4.

f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

Members of the Company’s Board of Directors and Fiscal Council do not receive any compensation from the exercise of their positions in the Company that is supported by subsidiaries or parent companies. Some members of the Board of Executive Officers receive a portion of their compensation as a ratio of the services provided to each subsidiary.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

With regard to the members of our Board of Directors and our Fiscal Council, there is no compensation or benefit linked to the occurrence of specific corporate event.

Concerning the statutory officers, indemnification is provided for in the event of a significant change in the shareholders comprising the majority controlling block, which includes the extinction of the officer position, unilateral removal by the Board of Directors or a change in the working conditions analogous to the indirect termination of the employment agreement.

13.2       For compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following content:

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2014 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	5,67 members	17.67 members
c. Number of remunerated members	7 members	5 members	5,67 members	17.67 members
d.i. Fixed annual compensation
Salary or pro-labore	1,528	670	4,588	6,786
Direct and indirect benefits	10	12	46	68
Compensation for membership in committees	-	-	-	-
Other	306	134	1,630	2,070
Description of other fixed compensations	Other refers to INSS	Other refers to INSS	Other refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	4,142	4,142
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	1,699	1,699
Description of other variable compensations			Other refers to INSS and ILP
d.iii. Post-employment benefits	-	-	477	477
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular Letter No. 03/2012.
e. Compensation by each Body	1,844	816	12,582
f. Total compensation for the Bodies				15,242

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2015 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	6.67 members	18.67 members
c. Number of remunerated members	7 members	5 members	6.67 members	18.67 members
d.i. Fixed annual compensation
Salary or pro-labore	1,642	720	7,016	9,378
Direct and indirect benefits	-	-	263	263
Compensation for membership in committees	-	-	-	-
Other	329	144	871	1,344
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	5,568	5,568
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-687	-687
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	553	553
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	1,971	864	13,584
f. Total compensation for the Bodies				16,419

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2016 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	4.92 members	7 members	18.92 members
c. Number of remunerated members	7 members	4.92 members	7 members	18.92 members
d.i. Fixed annual compensation
Salary or pro-labore	1,771	790	8,178	10,739
Direct and indirect benefits	-	-	480	480
Compensation for membership in committees	-	-	-	0
Other	354	158	3,891	4,403
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	9,799	9,799
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	3,927	3,927
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	600	600
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	2,125	948	26,875
f. Total compensation for the Bodies				29,948

OVERALL COMPENSATION RECOGNIZED IN FISCAL YEAR 2017 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
b. Total number of members	7 members	5 members	7 members	19 members
c. Number of remunerated members	2.67 members	1.33 members	7 members	11 members
d.i. Fixed annual compensation
Salary or pro-labore	646	221	7,215	8,082
Direct and indirect benefits	-	-	238	238
Compensation for membership in committees	-	-	-	0
Other	129	44	4,111	4,284
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
d.ii. Variable compensation
Bonus	-	-	11,311	11,311
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	5,377	5,377
Description of other variable compensations			“Other” refers to INSS and ILP
d.iii. Post-employment benefits	-	-	628	628
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	775	265	28,880
f. Total compensation for the Bodies				29,920

13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

FISCAL YEAR ENDED DECEMBER 31, 2014 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6	18
Number of remunerated members	7	5	6	18
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	3,313(1)	3,313
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,969(1)	4,969
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	4,141(1)	4,141
iii. Amount effectively recognized in the fiscal year’s results	N/A	N/A	4,141(1)	4,141
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR ENDED DECEMBER 31, 2015 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	6.67	18.67
Number of remunerated members	7	5	6.67	18.67
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	4,454(1)	4,454
ii. Maximum amount set forth in the compensation plan	N/A	N/A	6,682(1)	6,682
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	5,568(1)	5,568
iii. Amount effectively recognized in the fiscal year’s results	N/A	N/A	5,568(1)	5,568
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2016 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	4.92	7	19
Number of remunerated members	7	4.92	7	19
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	7,349(1)	7,349
ii. Maximum amount set forth in the compensation plan	N/A	N/A	14,699(1)	14,699
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	9,799(1)	9,799
iii. Amount effectively recognized in the fiscal year’s results	N/A	N/A	9,799(1)	9,799
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

VARIABLE COMPENSATION PLANNED - FISCAL YEAR 2017 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	7	19
Number of remunerated members	2.67	1.33	7	11
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	8,483(1)	8,483
ii. Maximum amount set forth in the compensation plan	N/A	N/A	11,311(1)	11,311
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	16,966(1)	16,966
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

13.4Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)    general terms and conditions:

At Board of Directors’ Meeting held on May 4, 2016, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its Human Resources Management Committee, which is a committee responsible for evaluating both the model and general conditions of the plan and the grants and conversions, established in accordance with the market practices, subsequently making a recommendation of approval to the Board of Directors after these analyses. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations, which is subsequently approved by the Human Resources Management Committee and by the Board of Directors' Meeting.

b)    main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and the targets aimed for in the strategic plan were achieved.

d)    how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

e)    how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and People management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)     maximum number of shares covered;

In 2016, 169,407 phantom stocks were granted, taking into consideration the initial amount based on the valuation of CPFL Energia, divided by the number of shares available in the market. This amount was used to determine the phantoms stocks granted to the eligible professionals as detailed in item 13.4. (a) hereof.

g)    maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)    conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the Human Resources Management Committee and by the Board of Directors’ Meeting.

j)     criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)    form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

l)     restrictions on share transfer;

Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the Human Resources Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)    Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

13.5Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2014
Body	Statutory Board of Executive Officers
Total number of members	5.67 members
Number of remunerated members	5.67 members
Grant of share options:
Granting date	03/25/2013
Number of shares granted	157,573
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2016)
Deadline to exercise the options	Fourth year after the year of grant (2018)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	22.40
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2015
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	07/25/2015
Number of shares granted	204,919
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2017)
Deadline to exercise the options	Fourth year after the year of grant (2019)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	20.88
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2016
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	05/04/2016
Number of shares granted	169,407
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (2018)
Deadline to exercise the options	Fourth year after the year of grant (2020)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	N/A 18.38
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2017)
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Grant of share options:
Granting date	N/A
Number of shares granted	N/A
Vesting period	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2019)
Deadline to exercise the options	Fourth year after the year of grant (2021)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	N/A
(b) Options lost during the fiscal year	-
(c) Options exercised during the fiscal year	-
(b) Options exercised during the fiscal year	-
Fair value of the options at granting date	N/A
Potential dilution in case all granted options are exercised	No shares are issued/delivered, therefore, no capital dilution

13.6Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

OUTSTANDING STOCK OPTIONS AT THE END OF THE FISCAL YEAR ENDED 12/31/2016
Body	Statutory Board of Executive Officers
Total number of members	7 members
Number of remunerated members	7 members
Not yet exercisable options
Number(1)	169,407
Date when they will become exercisable	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2018);
Deadline to exercise the options	Fourth year after the year of grant (2020)
Period with restriction to share transfer	There will be no share transfer
Average weighted exercise price	N/A(2)
Fair value of options on the last day of the fiscal year	N/A(2)
Exercisable options (3)
Number	-
Deadline to exercise the options	-
Period with restriction to share transfer	-
Average weighted exercise price	-
Fair value of options on the last day of the fiscal year	-
Fair value of total options on the last day of the fiscal year	-

(1) The number of outstanding options at the end of 2016 include 2015 balance and the number of options granted in 2016.

(2) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(3) First option is to be exercised in 2018.

13.7Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31, 2016, the Company did not pay any share-based compensation to the Statutory Board of Executive Officers. Additionally, there were no phantom stocks exercised in 2015.

13.8Information necessary to understand the data disclosed in items 13.6 to 13.8, such as an explanation of the method used for share and option pricing

a)    Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), CPFL share price will be considered, as per weighted average (volume) of share prices over the last 45 trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)    data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.8 (a), the amount of R$18.38 was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2016; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)    how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)    if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

13.9       Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body

SECURITIES ISSUED BY CPFL ENERGIA – 12/31/2016
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	105,672	0	0
Board of Directors	0	0	0
Fiscal Council	0	0	0

13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	5	2
c. Number of remunerated members	5	2
d. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
e. Number of members of the management that meet the conditions to retire	0	0
f. Conditions for early retirement	None	None
g. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$ 1,063	R$ 148
h. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$ 311	R$ 90
i. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

This item 13.11 is suspended in relation to the members of the Brazilian Institute of Finance Executives in Rio de Janeiro (“IBEF-RJ”), and, consequently, toward companies with which are associated, due to a favorable ruling in the lower court granted by the 5th Federal Court in Rio de Janeiro, in the scope of Ordinary Lawsuit No. 0002888-21.2010.4.02.5101 (2010.5101002888-5) filed by IBEF. CVM has appealed against the decision and the process has not been judged in higher court.

13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule which sets forth ILP guidelines for the 2015 and 2016 programs establishes how the exercise of Virtual Value Units (“VVUs”), both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

13.13 In relation to the last three fiscal years, inform the percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

FISCAL YEAR 2014
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	100%	100%	80%

FISCAL YEAR 2015
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	100%	100%	76%

FISCAL YEAR 2016
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	100%	100%	82%

13.14 In relation to the last three fiscal years, the amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation in the last three fiscal years for the members of the Board of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

13.15 In relation to the last three fiscal years, amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, specifying the reason why these amounts were attributed to those individuals

FISCAL YEAR 2014 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	3,214	3,214
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2014 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2015 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	4,292	4,292
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2015 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2016 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	6,008	6,008
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

FISCAL YEAR 2016 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated in line with the provision of the CVM/SEP Circular No. 003/2012, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2016
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	7
February	7	5	7
March	7	5	7
April	7	5	7
May	7	5	7
June	7	4	7
July	7	5	7
August	7	5	7
September	7	5	7
October	7	5	7
November	7	5	7
December	7	5	7

FISCAL YEAR ENDED DECEMBER 31, 2015
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	7	5	6
March	7	5	6
April	7	5	6
May	7	5	7
June	7	5	7
July	7	5	7
August	7	5	7
September	7	5	7
October	7	5	7
November	7	5	7
December	7	5	7

FISCAL YEAR ENDED DECEMBER 31, 2014
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	5
February	7	5	5
March	7	5	5
April	7	5	5
May	7	5	6
June	7	5	6
July	7	5	6
August	7	5	6
September	7	5	6
October	7	5	6
November	7	5	6
December	7	5	6

14.  Human Resources

14.1       Describe the issuer’s human resources practices, providing the following information:

a)    number of employees (total, by groups based on their roles in the company and by geographic location)

The number of employees shown below comprises all subsidiaries of CPFL Energia, which are consolidated for the purposes of disclosure of the Company’s Consolidated Financial Statements:

Translation First Line: Geographic Location | Activity | Number of Employees (2016) | Number of Employees (2015) | Number of Employees (2014)

Translation Second Column: Corporate | Distribution | Distribution | Distribution | Services | Corporate | Generation | Distribution | Services | Sale | Corporate | Conventional Generation | Renewable Generation

Translation Last Line: Overall Total

b) number of outsourced employees (total, by groups based on their roles in the company and by geographic location)

Our distributors outsource certain activities related to the concession of the public service of electric power through service contracts that are measured in units by activity. Therefore, it is not possible to control the number of people or the amount of man-hours involved.

Although the Company provided an estimate of the workforce of outsourced service providers in previous years, it has concluded that it should no longer provide such estimate, as it contracts a wide variety of services (maintenance, operation, administrative etc.) without quantifying the number of workers involved.

c) turnover rate

The turnover rate was 17.7% in 2016, 19.9% in 2015 and 23.39% in 2014.

14.2Comment on any material change in relation to the figures provided in item 14.1 above.

There were no material changes in the above figures.

14.3Describe the compensation policies for employees of the issuer, providing:

a) policy on salaries and variable compensation

Salaries are established in accordance with the position of the employee and in line with market practices, based on periodical salary surveys. Salary raises are capped at 15% per year and promotion-based raises (move to a higher position) are permitted only within 12-month intervals.

In compliance with the law and with the Company’s compensation policy, employees are eligible to participate in a profit sharing program. This amount is established in collective agreements by each company of the Group, and is adjusted annually. In 2016, the amount of R$54 million was provisioned (R$49 million of which recorded as current liabilities) for the Profit Sharing Program.

In addition, part of each employee’s compensation is linked to the achievement of performance targets. Employees are evaluated based on pre-determined criteria for Organizational, Behavioral and Technical competencies, in addition to the Assessment of Results achieved against Targets. The performance review system was created to measure each of these items, aiming to establish an Individual Development Plan with regular monitoring and feedback.

b) benefits policy

The benefits offered to our employees are aligned with the best market practices, and with labor laws, and include:

✓  Health and Dental Plan, extended to dependents;

✓  Private Pension Plan (except for Nect, CPFL Atende and CPFL Total);

✓  Profit Sharing, in accordance with the collective agreement between each company and the respective labor union;

✓  Meal Voucher and/or Grocery Voucher;

✓  Day-care Assistance;

✓  Transport Voucher and/or Charter Bus;

✓  Life Insurance (Executives, Directors, Managers, Employees of specific companies, Apprentices and Interns);

✓  Life Quality Programs;

✓  Corporate Card (Executives and Directors);

✓  Holidays Programs;

✓  Parking Spaces at the Headquarters and Regional Offices (limited spaces available);

✓  Health Check-Up – Executives, Directors and Managers;

✓  Vacation Bonus (except for CPFL Serviços, Nect, CPFL Total, CPFL Eficiência and Authi);

✓  Transfer Policy;

✓  Professional Requalification (except for CPFL Serviços, CPFL Atende, Nect, CPFL Total, CPFL Telecom, CPFL Eficiência and Authi)

✓  Wage-Deductible Loan (except for CPFL Telecom, CPFL Eficiência and Authi).

In relation to the employees of CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil, in addition to the above benefits, those linked to the private pension plan of Fundação Cesp, enjoy further benefits such as personal loan, life insurance, home insurance, vehicle insurance, drugstore discounts and specific reimbursement for certain health services.

c) characteristics of share-based compensation offered to non-management employees, providing:

i. group of beneficiaries;

ii. exercise conditions;

iii. exercise price;

iv. deadlines for exercise;

v. number of shares under the plan.

Not applicable, as we do not offer share-based compensation to non-management employees.

14.4Describe the relationship between the issuer and labor unions, informing if there were strikes in the last three fiscal years

The CPFL Group maintains relationship with 26 labor unions, recognizing them as the legal and lawful representatives of its employees in matters related to labor claims.

CPFL believes the collective agreements entered into with these unions are the key instruments governing labor relations, and their provisions are fully complied with during their duration.

The Group believes that the permanent and mutual respect between the parties and the candor in conducting procedures, ensuring full impartiality regardless of the union, are essential aspects for the development of healthy relationships with Labor Unions. The Group believes that it upholds a healthy relationship with the labor unions representing its employees, which is evidenced by the fact that there have been no strikes over the last 28 years materially affecting the Group’s operations.

In the last four fiscal years, mobilizations occurred at CPFL Piratininga, with the Union of Urban Services Workers of Santos and the Union of Electric Power Industry Workers of São Paulo, at CPFL Santa Cruz, with the Union of Electric Power Industry Workers of Ipaussu, and in the last fiscal year at CPFL Paulista, CPFL Brasil and CPFL Geração with the Union of Electric Power Industry Workers of Campinas, which were part of a natural process of bargaining. These mobilizations neither brought material losses for the Company nor jeopardized its core services.

The Group ensures its employees freedom of association, in compliance with Article 8 of the Brazilian Constitution.

The Group currently maintains collective agreements with the following labor unions:

  SINTEC – Union of Technicians with Secondary Education of Industrial Companies of the State of São Paulo
  SENERGISUL – Union of Working Employees, Retired Employees and Pension Holders of Generation, Transmission Or Distribution Companies, Or Other Power Companies In the State of Rio Grande do Sul, and Those Assisted By Private Pension Foundations Originated In the Electric Power Industry
  Union of Workers of the Hydroelectric Power Industry of Ipaussu
  SINDLUZ – Union of Employees of Power Generation, Transmission and Distribution of the City of Bauru
  SINDLUZ - Union of Employees of Power Generation, Transmission and Distribution of the City of Ribeirão Preto
  SINDLUZ - Union of Employees of Power Generation, Transmission and Distribution of the City of São José do Rio Preto
  SINDLUZ – Union of Employees Providing Cable, Stocking, Light and Power Services of Araraquara
  SINDSUL – Union of Electric Power Industry Workers of the South of Minas Gerais
  SINTIUS – Union of Workers of the Urban Industries of Santos, Santos Region, South Coast of São Paulo State and Vale do Ribeira
  STIEEC – Union of Workers of the Electric Power Industry of Campinas
  STIEESP - Union of Workers of the Electric Power Industry of São Paulo
  SEESP – Union of Engineers of the State of São Paulo
  SEAAC – Union of Advisory Employees and Companies of Campinas
  SINTETEL – Union of Workers of Telecommunication Companies Operating Telephone Centers In the State of São Paulo
  SINDERGUL– Union of Employees of Power Generation, Transmission and Distribution of the City of Mococa
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Mococa and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Salto and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Itapetininga and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Bauru and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Marília and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Sorocaba and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Botucatu and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Campinas and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Jundiaí and Surrounding Region
  SINDIMOCOCA – Union of Workers of the Industries of Furniture and Industrial Assembly of Piracicaba and Surrounding Region
  SINDPD – Unions of Workers of the Industries of Data Processing and Information Technology of the State of São Paulo

14.5     Provide other information deemed relevant by the issuer.

All information on human resources were disclosed in items 14.1 to 14.4.

ANNEX V

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

CHAPTER III THE SHAREHOLDERS MEETING	CHAPTER III THE SHAREHOLDERS MEETING

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 2 - The Company has as its corporate purpose to:

(a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b) render services related to electricity~~, telecommunications and data transmission transactions,~~ as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Wording adjusted, since CPFL decided in the past not to invest in telecommunication and data transmission services provision.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the Shareholders Agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph – The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders. ~~The Chairman shall observe and make sure the provisions of the Shareholders Agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.~~

Sole Paragraph adjusted as a result of the termination of the Shareholders' Agreement and to provide the majority voting approval process.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Paragraph 1 - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Novo Mercado Regulation, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Sole Paragraph ~~1~~ - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

~~Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.~~

Second Paragraph deleted as a result of the termination of the Shareholders' Agreement.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Novo Mercado Regulation and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

Article 15 - The Board of Directors shall be composed of at least five (5) ~~seven (7) and no more than nine (9)~~ members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 - In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) if the Board of Directors is composed of five (5) members, then there should be one (1) Independent Director;

(b) if the Board of Directors is composed of six (6) to ten (10) members, then there should be two (2) Independent Directors; and

(c) if the Board of Directors is composed of more than ten (10) members, then the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Paragraph 2 - The Independent Directors shall be ~~At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Novo Mercado Regulation and~~ expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

~~Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.~~

Wording adjusted to reflect the obligations assumed before BNDES.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law~~, with due regard to provisions of the Shareholders Agreements filed at the head office~~.

Wording adjusted as a result of the termination of the Shareholders' Agreement.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the

Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty million one hundred and one thousand reais (R$ 40,101,000.00) ;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty million one hundred and one thousand reais (R$ 40,101,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million, nine hundred eighty-four thousand reais (R$2,984,000.00) ;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than ten million fifty-six thousand reais (R$10,056,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty million one hundred and one thousand reais (R$ 40,101,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty million one hundred and one thousand reais (R$40,101,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four thousand reais (R$2,984,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Paragraphs 1 and 2 of Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman).

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the

Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount above forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries ~~forty million one hundred and one thousand reais (R$ 40,101,000.00)~~;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00)~~forty million one hundred and one thousand reais (R$ 40,101,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million, nine hundred eighty-four thousand reais (R$2,984,000.00)~~ by the Company and its direct and indirect subsidiaries;

l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher ~~than ten million fifty-six thousand reais (R$10,056,000.00)~~ eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00);

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, five hundred and seven thousand reais (R$ 47,507,000.00) by the Company and its direct and indirect subsidiaries ~~forty million one hundred and one thousand reais (R$ 40,101,000.00)~~, even if concerning expenses provided in the annual budget or in the five-year business plan;

o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) ~~forty million one hundred and one thousand reais (R$40,101,000.00)~~ in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00)~~two million nine hundred eighty-four thousand reais (R$2,984,000.00)~~ in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

t) previously and expressly authorize the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions ~~in Paragraphs 1 and 2~~ of Articles 28 and 29 herein;

v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by BM&FBOVESPA;

aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;

ac) deliberate on the quarterly results of the Company;

ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

af) exercise the other powers granted upon it by the law or by these Bylaws, and

ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman)~~, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman).~~

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

Subheadings “a”, “i”, “k”, “m”, “n” and “s” adjusted to comprise the voting recommendation for subsidiaries and also to update the thresholds in accordance with article 47.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 18 - The Board of Executive Officers shall be comprised of seven (7) members, one of them to act as Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development Executive Vice President, and one as Executive Financial Vice President, who shall also perform the duties of Investors Relations Officer, and one as Planning and Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

c) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation and commercialization, services, telecommunication and data transmission businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

d) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and the regulatory and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

e) Of the Business Development Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization, services, telecommunication and data transmission, and other related or complementary activities of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

f) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis and definition of risk limits and risk monitoring, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; and

g) Of the Planning and Business Management Executive Vice President, to direct and lead the strategic and energy, information technology, quality, supplies, infrastructure, logistics, innovation and people management planning processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of innovation and business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Article 18 - The Board of Executive Officers shall be comprised of eight (8) ~~seven (7)~~ members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Executive Vice President, one as Market Operations Executive Vice President, one as Legal and Institutional Relations Executive Vice President; one as Business Development and Planning Executive Vice President, and one as ~~Executive~~ Financial Executive Vice President, who shall also perform the duties of Investors Relations Officer, and one as ~~Planning and~~ Business Management Executive Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) call and chair the meetings of the Board of Executive Officers;

(ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) coordinate and guide the work of the Executive Vice Presidents; (iv) recommend to the Board of Directors the areas of each Executive Vice President;

(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) represent the Company in the Shareholders’ Meetings and/or quotaholders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint an Executive Vice President in his/her place, to represent the Company; and

(vii) appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

c~~b~~) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d~~c~~) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, ~~and~~ commercialization and~~,~~ services~~, telecommunication and data transmission~~ businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e~~d~~) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and the ~~regulatory and~~ institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f~~e~~) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, ~~and~~ commercialization and~~,~~ services, ~~telecommunication and data transmission,~~ and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes, of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g~~f~~) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis ~~and definition of risk limits and risk monitoring~~, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets; and

h~~g~~) Of the ~~Planning and~~ Business Management Executive Vice President, to direct and lead the ~~strategic and energy,~~ information technology, quality, supplies, infrastructure and~~,~~ logistics, ~~innovation and people~~ management ~~planning~~ processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of ~~innovation and~~ business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Wording adjusted and/or included (caput and sole paragraph, “b”) to provide the creation of the Deputy CEO position.

Wording adjusted, since CPFL decided in the past not to invest in telecommunication and data transmission services provision.

Wording Adjusted to reflect the current responsabilities.

Wording adjusted (i) since CPFL decided in the past not to invest in telecommunication and data transmission services provision; and (ii) to reflect organizational adjustments.

Wording adjusted to reflect organizational adjustments.

Wording adjusted to reflect organizational adjustments.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers ~~the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations,~~ shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors. ~~one of the Vice President Officer to be appointed by the Board of Directors.~~

Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Wording adjusted for the Board of Directors to be responsible for the appointment of a replacement in case of vacancy in the position of the CEO.

Wording adjusted for the Chairman of Board of Directors to be responsible for the appointment of a replacement in case of temporary impediment in the position of the CEO

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than forty million, one hundred and one thousand reais (R$40,101,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million nine hundred eighty-four reais (R$2,284,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty million, one hundred and one thousand reais (R$40,101,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million nine hundred eighty-four reais (R$2,284,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than ten million fifty-six thousand reais (R$10,056,000.00);

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 21 - The duties of the Board of Executive Officers are to:

a) Perform all acts necessary to the regular operation of the Company;

b) Submit to the Board of Directors the Company Policies and Strategies;

c) Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00)~~forty million, one hundred and one thousand reais (R$40,101,000.00)~~ and the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) ~~two million nine hundred eighty-four reais (R$2,284,000.00)~~; (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, five hundred and seven thousand reais (R$47,507,000.00) ~~forty million, one hundred and one thousand reais (R$40,101,000.00)~~ and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and thirty-five thousand reais (R$3,535,000.00) ~~two million nine hundred eighty-four reais (R$2,284,000.00)~~ in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, nine hundred and thirteen thousand reais (R$11,913,000.00)~~ten million fifty-six thousand reais (R$10,056,000.00)~~;

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by BM&FBOVESPA;

g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and

h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Subheading “e” adjusted to update the thresholds in accordance with article 47.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 26- The Audit Committee shall be composed of three (3) to five (5) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 2 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 3 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 4 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

Article 26- The Audit Committee shall be composed of three (3) ~~to five (5)~~ effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Paragraph 1 - At least 1 (one) of the members of the Audit Committee shall be considered as independent member.

Paragraph 2 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 3~~2~~ - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 4~~3~~ - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 5~~4~~ - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

Wording adjusted to reflect the obligations assumed before BNDES.

CPFL ENERGIA’S CURRENT BYLAW	CPFL ENERGIA’S PROPOSED ADJUSTMENTS TO THE BYLAW	JUSTIFICATIONS

Article 46 - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

~~Article 46 - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.~~

Article removed as a result of the termination of the Shareholders' Agreement.

Article 48 - The monetary values referred to in Articles 17 and 21 herein are those set forth in the Shareholders’ Agreement, restated on the reference date of January 1, 2015, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Article 47~~8~~ - The monetary values referred to in Articles 17 and 21 herein were ~~are those set forth in the Shareholders’ Agreement,~~ restated on the reference date of January 1, 2017~~5~~, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Wording adjusted as a result of the termination of the Shareholders' Agreement, and to update the reference for the thresholds.
***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.